Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

3D HUBS, INC.,

PROTO LABS, INC.,

LITHIUM MERGER SUB I, INC.,

LITHIUM MERGER SUB II, INC.,

and

Shareholder Representative Services LLC, solely in
its capacity as the Securityholder Representative

January 18, 2021

Page

ARTICLE I THE MERGER		2

1.01	The Merger	2
1.02	Effect on Capital Stock	3
1.03	Effect on Options and Warrants	5
1.04	Exchange of Capital Stock; Paying Agent	7
1.05	Securityholder Representative Amount	8
1.06	Organizational Documents	9
1.07	Directors and Officers	9
1.08	Closing Calculations	10
1.09	Final Closing Balance Sheet Calculation	11
1.10	Post-Closing Adjustment Payment	12
1.11	Escrow Accounts	13
1.12	Dissenting Shares	14
1.13	Contingent Consideration	14
1.14	Withholding	16
1.15	Reference Statement; Calculation Methodology	17

ARTICLE II THE CLOSING		17

2.01	The Closing	17
2.02	The Closing Transactions	17

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		18

3.01	Organization and Power	18
3.02	Subsidiaries	19
3.03	Authorization; No Breach; Valid and Binding Agreement	20
3.04	Capitalization	21
3.05	Financial Statements	22
3.06	No Undisclosed Liabilities	23
3.07	Absence of Certain Developments	23
3.08	Real Property	24
3.09	Tax Matters	24
3.10	Contracts and Commitments.	27
3.11	Intellectual Property.	30
3.12	Litigation	33
3.13	Governmental Consents, etc.	33
3.14	Employee Benefit Plans	33
3.15	Insurance	36
3.16	Compliance with Laws	36
3.17	Environmental Matters	37
3.18	Affiliated Transactions	38
3.19	Employees	38

i

(Continued)

Page

3.20	Privacy and Information Security	42
3.21	Brokerage	43
3.22	Vote Required	43
3.23	Certain Payments	43
3.24	Title; Sufficiency of Assets	44
3.25	Bank Accounts	44
3.26	Material Customers and Vendors	44
3.27	No Other Representations or Warranties	44

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE MERGER SUB		45

4.01	Organization and Power	45
4.02	Authorization	45
4.03	No Violation	45
4.04	Governmental Consents, etc.	45
4.05	Litigation	46
4.06	Brokerage	46
4.07	Financing	46
4.08	Purpose	46
4.09	Capitalization	46
4.10	Valid Issuance	46
4.11	SEC Reports; Financial Statements	47
4.12	Acknowledgment	48

ARTICLE V COVENANTS OF THE COMPANY AND SECURITYHOLDERS		49

5.01	Conduct of the Business	49
5.02	Access to Books and Records	51
5.03	Efforts to Consummate	52
5.04	Exclusive Dealing	52
5.05	Payoff Letters and Lien Releases	53
5.06	Stockholder Approval	53
5.07	Section 280G	54

ARTICLE VI ADDITIONAL COVENANTS		54

6.01	Post-Closing Access to Books and Records	54
6.02	Notification	55
6.03	Indemnification of Officers and Directors of the Company	55
6.04	Consents; Regulatory Filings	56
6.05	Efforts to Consummate	56
6.06	Contact with Customers and Suppliers	57
6.07	Employee Matters.	57
6.08	Termination of Contracts	59

(Continued)

Page

6.09	RWI Policy	59
6.10	Registration and Listing of Parent Shares.	59

ARTICLE VII CONDITIONS TO THE CLOSING		60

7.01	Conditions to the Parent’s and the Merger Subs’ Obligations	60
7.02	Conditions to the Company’s Obligations	62

ARTICLE VIII SURVIVAL AND INDEMNIFICATION		63

8.01	Survival	63
8.02	Indemnification Limits	63
8.03	General Indemnification by the Securityholders	65
8.04	Indemnification by Individual Securityholders	65
8.05	Indemnification by the Parent	65
8.06	Procedures for Indemnification of Third Party Claims	65
8.07	Procedures for Direct Claims	67
8.08	Escrow	68
8.09	Mitigation; Insurance Matters.	68
8.10	Adjustments to Merger Consideration	69
8.11	Claims Unaffected by Knowledge	69
8.12	Exclusive Remedy	69

ARTICLE IX TERMINATION		70

9.01	Termination	70
9.02	Effect of Termination	71

ARTICLE X ADDITIONAL AGREEMENTS		71

10.01	Securityholder Representative	71
10.02	Disclosure Schedules	73
10.03	Certain Tax Matters	74
10.04	Confidentiality	76

ARTICLE XI DEFINITIONS		77

11.01	Definitions	77
11.02	Other Definitional Provisions	93
11.03	Cross-Reference of Other Definitions	93

ARTICLE XII MISCELLANEOUS		96

12.01	Press Releases and Communications	96
12.02	Expenses	96
12.03	Notices	97
12.04	Assignment	98

(Continued)

Page

12.05	Severability	98
12.06	References	98
12.07	Construction	98
12.08	Amendment and Waiver	99
12.09	Complete Agreement	99
12.10	Third Party Beneficiaries	99
12.11	Waiver of Trial by Jury	99
12.12	Delivery by Facsimile or Email	99
12.13	Counterparts	100
12.14	Governing Law	100
12.15	Jurisdiction	100
12.16	Remedies Cumulative	100
12.17	Specific Performance	101
12.18	Attorney-Client Privilege	101

INDEX OF EXHIBITS

Exhibit A	Form of Joinder Agreement
Exhibit B-1	Form of Certificate of Merger
Exhibit B-2	Form of Second Certificate of Merger
Exhibit C-1	Form of Certificate of Incorporation
Exhibit C-2	Form of Bylaws
Exhibit D-1	Form of Certificate of Incorporation
Exhibit D-2	Form of Bylaws
Exhibit E	Reference Statement
Exhibit F	Management Incentive Plan Terms
Exhibit G	Form of Option Cancellation Agreement

Schedule I	Joinder / Indemnification Parties
Schedule II	RCA Parties
Schedule III	Qualified Holders
Schedule 1.11	Special Indemnity Amount
Schedule 1.13	Earnout Schedule
Schedule 6.08	Exceptions to Contract Terminations
Schedule 7.01(g)(vi)	Resignations
Schedule 8.03(h)	Special Indemnity Matter
Schedule 8.08(b)	Special Escrow Release
Schedule 11.01(a)	Accounting Principles

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 18, 2020, is made by and among 3D Hubs, Inc., a Delaware corporation (the “Company”), Proto Labs, Inc., a Minnesota corporation (the “Parent”), Lithium Merger Sub I, Inc., a Delaware corporation and wholly owned Subsidiary of the Parent (the “Merger Sub I”), Lithium Merger Sub II, Inc., a Delaware corporation and wholly owned Subsidiary of the Parent (the “Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact for the Securityholders (the “Securityholder Representative”). The Parent, the Merger Subs and the Company, and, solely in its capacity as and solely to the extent applicable, the Securityholder Representative, shall be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI below.

WHEREAS, the Company Group, among other business activities, provides, through a global network of manufacturing partners, 3D printing, CNC machining, injection molding and sheet metal bending, cutting and punching services to customers through an online platform (the “Business”);

WHEREAS, the board of directors of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement, including (i) the acquisition of one hundred percent (100%) of the issued and outstanding equity of the Company by means of a statutory merger of Merger Sub I with an into the Company, pursuant to which the Company would survive and become a wholly owned Subsidiary of Parent (the “First Merger”), and, as part of the same overall transaction, promptly after the First Merger, the surviving entity of the First Merger would merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger, on the terms and subject to the conditions set forth in this Agreement, and (ii) the issuance of Parent Shares to the Qualified Holders pursuant to and on the terms and subject to the conditions set forth in this Agreement (the “Parent Stock Issuance”) is in the best interests of the Parent and its stockholders, and (b) approved this Agreement and the transactions contemplated hereby, including the Mergers and the Parent Stock Issuance, upon the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of the Company and each of the Merger Subs have (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are advisable and in the best interests of their respective companies and stockholders, and (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth herein;

WHEREAS, the boards of directors of the Company and the Merger Subs have each directed that this Agreement be submitted to their respective stockholders for its adoption and recommended that this Agreement be adopted by their respective stockholders;

WHEREAS, each of the Parties intends that (a) the First Merger and the Second Merger be considered together as a single integrated transaction for U.S. federal income Tax purposes, and shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g) and 1.368-3(a);

WHEREAS, the Company shall deliver within twenty-four (24) hours after the execution of this Agreement, a written consent of the Stockholders constituting the Requisite Stockholder Approval, which provides that such Stockholders have approved and adopted this Agreement in their capacity as Stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Parent and the Merger Subs to enter into this Agreement, each of the Stockholders identified on Schedule I has executed and delivered a joinder and support agreement in the form of Exhibit A (each, a “Joinder Agreement”) or a Warrant Cancellation Agreement, as applicable, in each case pursuant to which, among other things, such Securityholders have agreed to vote in favor of the adoption of this Agreement and the Mergers, if applicable, and to be bound by the provisions of this Agreement;

WHEREAS, each of the individuals identified on Schedule II has entered into a restrictive covenant agreement with Parent or an Affiliate of Parent (collectively, the “Restrictive Covenant Agreements”), each of which shall be effective upon the Closing.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

1.01       The Merger.

(a)     Subject to the terms and conditions hereof, at the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation and as a wholly owned Subsidiary of Parent. The surviving corporation after the First Merger is sometimes referred to hereinafter as the “First-Step Surviving Corporation.”

(b)     At the Second Effective Time and subject to an upon the terms and conditions of this Agreement, Parent shall cause the First-Step Surviving Corporation to merge with and into Merger Sub II in accordance with the DGCL, whereupon the separate corporate existence of the First-Step Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity. The surviving entity after the Second Merger is sometimes referred to hereinafter as the “Surviving Company.”

(c)     At the Closing, the Parties shall cause the First Merger to be consummated by filing a duly executed certificate of merger substantially in the form of Exhibit B-1 hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The First Merger shall become effective at such time as the Certificate of Merger is duly filed with and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such other time as the Parent and the Company shall have agreed and specified in the Certificate of Merger as the effective time of the First Merger (the “Effective Time”).

(d)     Promptly after the First Merger, Parent shall cause the Second Merger to be consummated by filing a duly executed certificate of merger substantially in the form of Exhibit B-2 hereto (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The Second Merger shall become effective at the time that the Second Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such other time as the Parent and the Company shall have agreed and specified in the Second Certificate of Merger as the effective time of the Second Merger (the “Second Effective Time”).

(e)     At the Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the First-Step Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First-Step Surviving Corporation, and the First-Step Surviving Corporation shall be a wholly owned Subsidiary of Parent.

(f)     At the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, immunities, powers and franchises of the First-Step Surviving Corporation and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of First-Step Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company, and the Surviving Company shall be a wholly owned Subsidiary of Parent.

1.02       Effect on Capital Stock. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Subs, the Company, Securityholder Representative or any Stockholder, upon the terms and subject to the conditions set forth in this Agreement, the following shall occur:

(a)     Capital Stock Consideration.

(i)     Each share of Capital Stock (on an as-converted-to-Common Stock basis, in the case of Preferred Stock) issued and outstanding immediately prior to the Effective Time and held by Stockholders who are not Indemnification Parties (other than Excluded Shares cancelled pursuant to Section 1.02(d) and Dissenting Shares) shall be automatically cancelled and extinguished, and be converted into and solely become for the Stockholder beneficially owning each such share of Capital Stock the right to receive, upon the terms set forth in this Section 1.02 and throughout this Agreement, and subject to the valid surrender of the applicable shares of Capital Stock in the manner provided in Section 1.04: (A) the right to receive the Per Share Closing Merger Consideration (without interest) and (B) a contingent right to receive the Per Share Additional Merger Consideration (without interest) with respect to disbursements of Additional Merger Consideration, if any, and each Stockholder shall cease to have any further rights with respect to any such Capital Stock. The amounts paid in accordance with the terms of this Section 1.02 shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to any Capital Stock.

(ii)     Each share of Capital Stock (on an as-converted-to-Common Stock basis, in the case of Preferred Stock) issued and outstanding immediately prior to the Effective Time and held by Stockholders who are Indemnification Parties (other than Excluded Shares cancelled pursuant to Section 1.02(d) and Dissenting Shares) shall be automatically cancelled and extinguished, and be converted into and solely become for the Stockholder beneficially owning each such share of Capital Stock the right to receive, upon the terms set forth in this Section 1.02 and throughout this Agreement, and subject to the valid surrender of the applicable shares of Capital Stock in the manner provided in Section 1.04: (A) the right to receive the amount equal to the Per Share Closing Merger Consideration minus the Per Share Special Escrow Amount (without interest), (B) a contingent right to receive the Per Share Additional Merger Consideration (without interest) with respect to disbursements of Additional Merger Consideration, if any, and (C) a contingent right to receive such share’s Indemnification Percentage of the Special Escrow Amount when payable pursuant to the terms of this Agreement, if any, and each Stockholder shall cease to have any further rights with respect to any such Capital Stock. The amounts paid in accordance with the terms of this Section 1.02 shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to any Capital Stock. The aggregate consideration to which the Stockholders become entitled pursuant to this Section 1.02(a) is referred to herein as the “Capital Stock Consideration”.

(b)     The Per Share Closing Merger Consideration shall be paid to each Stockholder who is a Non-Qualified Holder entirely in cash. The Per Share Closing Merger Consideration shall be paid to each Stockholder who is a Qualified Holder in cash and Parent Shares in the following amounts per share of Capital Stock: (i) the Per Share Closing Stock Consideration, plus (ii) the Per Share Qualified Stockholder Closing Cash. In lieu of any fractional Parent Share that otherwise would be issuable pursuant to this Agreement, each Stockholder who is a Qualified Holder who otherwise would be entitled to receive a fraction of a Parent Share will be paid an amount in cash determined by multiplying (a) the Parent Trading Price, rounded up to the nearest one-hundredth of a cent by (b) the fraction of a Parent Share to which such Stockholder would otherwise be entitled on a payment date, which such product shall be rounded up to the nearest penny (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights, or any other rights in respect of any fractional Parent Share. For the avoidance of doubt, the Fractional Share Cash Amount constitutes part of the Merger Consideration. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Shares, shall be paid to the holder of any unsurrendered share of Capital Stock to be converted into the right to receive shares Parent Shares pursuant to this Section 1.02 until such holder shall surrender such shares of Capital Stock in accordance with Section 1.04.

(c)     Notwithstanding anything to the contrary contained in this Agreement, the aggregate number of Parent Shares issuable pursuant to this Agreement shall not exceed 19.9% of the total number of Parent Shares outstanding on the date hereof, unless and until either (i) the issuance of Parent Shares in excess of such amount is duly approved by Parent’s stockholders in accordance with the rules of the New York Stock Exchange or (ii) Parent determines that such stockholder approval is not required. Parent may elect to pay cash in lieu of any Parent Share that otherwise would be deliverable pursuant to this Agreement if the foregoing limitation or any other requirement of Law or New York Stock Exchange rules limits the issuance of any Parent Shares as contemplated herein.

(d)     Each share of Capital Stock, if any, held in the treasury of the Company or held by the Parent, the Merger Subs or the Company immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor (the “Excluded Shares”).

(e)     Each share of common stock of Merger Sub I that is issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the First-Step Surviving Corporation.

(f)     At the Second Effective Time, each share of common stock of the First-Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and non-assessable common share of the Surviving Company.

1.03       Effect on Options and Warrants.

(a)     At least two (2) Business Days prior to the Closing Date, the Company will provide to each holder of a Vested Option an Option Cancellation Agreement. On the terms and subject to the conditions of this Agreement, (i) each Vested Option shall be, by virtue of the Merger, automatically cancelled and extinguished and converted into and solely become, the right to receive from the Surviving Company, in accordance with Section 1.03(b) and subject to the execution and delivery by the holder of such Vested Option of an Option Cancellation Agreement, an amount (without interest) equal to (A) the Closing Option Consideration, if any, plus (B) a contingent right to receive the Additional Option Consideration, if any, less, in each case, any Taxes required to be withheld in accordance with Section 1.14 and (ii) each Option that is not a Vested Option shall be, by virtue of the Merger and without any action on the part of the holder thereof, automatically cancelled and extinguished at the Effective Time without payment or other consideration, and all such Options shall be retired and cease to exist as of the Effective Time, and each holder thereof shall cease to have any rights with respect thereto.

(b)     The Closing Option Consideration shall be paid to each holder of a Vested Option who is a Non-Qualified Holder entirely in cash. The Closing Option Consideration shall be paid to each holder of a Vested Option who is a Qualified Holder in cash and Parent Shares in the following amounts for such Vested Option: (i) an amount in cash equal to the product of (A) the Closing Option Consideration in respect of such Vested Option multiplied by (B) 0.55, plus (ii) an amount in Parent Shares equal to the quotient obtained by dividing (A) the product of (1) the Closing Option Consideration in respect of such Vested Option multiplied by (2) 0.45 by (B) the Parent Trading Price. In lieu of any fractional Parent Share that otherwise would be issuable pursuant to this Agreement, each holder of a Vested Option who otherwise would be entitled to receive a fraction of a Parent Share will be paid the Fractional Share Cash Amount in lieu thereof. No such holder shall be entitled to dividends, voting rights, or any other rights in respect of any fractional Parent Share. For the avoidance of doubt, the Fractional Share Cash Amount constitutes part of the Merger Consideration.

(c)     The Closing Option Consideration that is payable in cash to the holders of Vested Options pursuant to Sections 1.03(a) and 1.03(b) shall be paid through the Surviving Company’s, or its applicable Operating Subsidiary’s, payroll system (or directly by the Surviving Company or its applicable Operating Subsidiary in respect of any such Vested Options held by an individual other than a current or former employee of the Company Group) on or before the second regularly scheduled payroll date of the Company or its applicable Operating Subsidiary on or following the Effective Time. Any Additional Option Consideration that is payable in cash to the holders of Vested Options, and any other cash amounts that are payable to the holders of Vested Options, shall be delivered to the Surviving Company for payment through the Surviving Company’s or its applicable Operating Subsidiary’s payroll system (or directly by the Surviving Company or its applicable Operating Subsidiary in respect of any such Vested Options held by an individual other than a current or former employee of the Company Group) on or before the second regularly scheduled payroll date of the Surviving Company following each such time as any such Option Consideration or other cash amounts become payable in respect of Vested Options. All cash payments to holders of Vested Options will be made net of applicable withholding or other Taxes required by applicable Law. The Surviving Company shall cause Parent or the Paying Agent to issue to each applicable Optionholder the Closing Option Consideration that is payable in Parent Shares to such Optionholder on or before the second regularly scheduled payroll date of the Company or its applicable Operating Subsidiary on or following the Effective Time.

(d)     On or before the date hereof, the Company has taken such actions in accordance with the terms of the Company Incentive Plan as reasonably required to provide that at the Effective Time (i) each Option that is not a Vested Option is cancelled without consideration therefor, (ii) each Vested Option that is unexpired and unexercised as of the Effective Time shall be cancelled in exchange for the consideration described in Section 1.03(a) (subject to the execution and delivery by the holder of such Vested Option of an Option Cancellation Agreement) and (iii) the Company Incentive Plan shall be terminated at or prior to the Effective Time.

(e)     On or prior to the date of this Agreement, the Company has entered into a Warrant Cancellation Agreement with each holder of a Warrant. On the terms and subject to the conditions of such Warrant Cancellation Agreements and this Agreement, each Warrant shall be, by virtue of the Merger, automatically cancelled and extinguished and converted into and solely become, the right to receive from the Surviving Company, in accordance with this Section 1.03(e), an amount (without interest) equal to (i) the Closing Warrant Consideration, plus (ii) a contingent right to receive the Additional Warrant Consideration, if any, plus (iii) a contingent right to receive the Indemnification Percentage of the Special Escrow Amount applicable to such Warrant when payable pursuant to the terms of this Agreement, if any, in each case, less any Taxes required to be withheld in accordance with Section 1.14.

(f)     The Closing Warrant Consideration shall be paid to each holder of a Warrant in cash and Parent Shares in the following amounts per share of Capital Stock covered by the applicable Warrant: (i) the Per Share Closing Stock Consideration, plus (ii) the Per Share Warrantholder Closing Cash. In lieu of any fractional Parent Share that otherwise would be issuable pursuant to this Agreement, each holder of a Warrant who otherwise would be entitled to receive a fraction of a Parent Share will be paid the Fractional Share Cash Amount in lieu thereof. No such holder shall be entitled to dividends, voting rights, or any other rights in respect of any fractional Parent Share. For the avoidance of doubt, the Fractional Share Cash Amount constitutes part of the Merger Consideration.

1.04       Exchange of Capital Stock; Paying Agent. The Parent shall cause the Paying Agent to effect the exchange of cash, or cash and Parent Shares, as applicable, for the shares of Capital Stock and Warrants that are outstanding as of immediately prior to the Effective Time and entitled to payment pursuant to Section 1.02. In connection with such exchange, by no later than two (2) Business Days prior to the Closing Date (unless such two (2) Business Day period is waived or shortened by the Company), the Paying Agent shall provide each holder of Capital Stock with a Letter of Transmittal, in a form reasonably acceptable to the Parent and the Company (a “Letter of Transmittal”), pursuant to which, among other things, each Stockholder shall make standard representations and warranties and which shall specify that return thereof shall be effected only upon delivery of the Letter of Transmittal duly executed and properly completed to the Paying Agent, and which shall include the instructions for completion and delivery thereof. The Company, upon the request of the Parent, shall reasonably cooperate with the Parent and the Paying Agent to assist the Paying Agent in providing each holder of Capital Stock with a Letter of Transmittal. On or prior to the Closing Date (and in any event as soon as possible following the date hereof), the Paying Agent and the Parent shall enter into a Paying Agent Agreement, in a form reasonably acceptable to the Parent and the Company (the “Paying Agent Agreement”). Each holder of Capital Stock outstanding as of immediately prior to the Effective Time and entitled to payment pursuant to Section 1.02 shall deliver a duly executed and properly completed Letter of Transmittal (accompanied by any required deliveries) and, after the Effective Time, the Paying Agent shall promptly deliver or cause to be delivered to such holder from whom a duly executed and properly completed Letter of Transmittal has been received the amount of cash, or cash and Parent Shares to which such holder is entitled under Section 1.02, to the account or accounts designated by such holder in such holder’s Letter of Transmittal. Except for interest that may be payable pursuant to the terms of the Escrow Agreement for any Securityholder, in no event shall any holder of Capital Stock who delivers a Letter of Transmittal be entitled to receive interest on any of the funds to be received in the Merger. Any Capital Stock held by a holder thereof that has delivered a Letter of Transmittal to the Paying Agent pursuant to this Section 1.04 shall not be transferable on the books of the Company without the Parent’s prior written consent. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Capital Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of the shares of Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. Subject to the following sentence, after the Closing, holders of Capital Stock and Warrants shall be entitled to look only to the Paying Agent for payment of their claim for consideration pursuant to this Agreement. Any portion of the funds held by the Paying Agent pursuant to this Agreement that remains undistributed to the holders of Capital Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holder of Capital Stock that has not previously complied with this Section 1.04 prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Company for payment of its claim for the applicable portion of the Merger Consideration in respect of such Capital Stock. Notwithstanding the foregoing, none of the Parent, the Surviving Company nor their Affiliates shall be liable to any holder of Capital Stock for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amount remaining unclaimed by holders of Capital Stock three (3) years after the date on which such funds were delivered to the Paying Agent for payment (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

1.05       Securityholder Representative Amount. At the Closing, the Parent shall deliver to the Securityholder Representative (on behalf of the Securityholders) $350,000, by wire transfer of immediately available funds, for the purposes of paying directly, or reimbursing the Securityholder Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto, including to satisfy potential future obligations of the Securityholder Representative or the Securityholders to the Securityholder Representative, including expenses of the Securityholder Representative arising from the defense or enforcement of claims pursuant to Sections 1.09, 10.01 and 10.03 (in the aggregate, the “Representative Amount”). The Securityholders will not receive any interest or earnings on the Representative Amount and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will not be liable to any Securityholder for any loss of principal of the Representative Amount other than as a result of its gross negligence or willful misconduct. The Securityholder Representative will hold these funds separate from its funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Representative Amount shall be retained in whole or in part by the Securityholder Representative for such time as the Securityholder Representative shall determine in its sole discretion. If the Securityholder Representative shall determine in its sole discretion at any time to return all or any portion of the Representative Amount to the Securityholders, it shall deposit such amount with the Paying Agent, for the benefit of the Securityholders, which shall promptly distribute to each Securityholder its Pro Rata Share thereof; provided that (a) to the extent a Securityholder is a holder of Vested Options or Warrants, the Securityholder Representative may deposit with the Surviving Company any portion of such amount payable to such holder of Vested Options or Warrants, and the Parent shall cause the Surviving Company, through the Surviving Company’s or its applicable Operating Subsidiary’s payroll system (or directly by the Surviving Company or its applicable Operating Subsidiary in respect of any such Vested Options or Warrant held by an individual other than a current or former employee of the Company), on or before the second normal payroll date of the Surviving Company or its applicable Operating Subsidiary following such deposit, to distribute to each such holder the amount specified in instructions received from the Securityholder Representative and, in such circumstances, the amount deposited with the Paying Agent shall be reduced accordingly and (b) in the discretion of the Securityholder Representative, the Securityholder Representative may make direct payments to one or more of the Securityholders of their respective Pro Rata Share thereof. For Tax purposes, the Representative Amount will be treated as having been received and voluntarily set aside by the Securityholders at the time of Closing.

1.06       Organizational Documents.

(a)     The certificate of incorporation of Merger Sub I in effect immediately prior to the Effective Time in substantially the form attached hereto as Exhibit C-1 shall be the certificate of incorporation of the First-Step Surviving Corporation in the First Merger as of the Effective Time, and the bylaws of Merger Sub I in effect immediately prior to the Effective Time in substantially the form attached hereto as Exhibit C-2 shall be the bylaws of the First-Step Surviving Corporation in the First Merger as of the Effective Time, until thereafter amended in accordance with applicable Law.

(b)     The certificate of incorporation of Merger Sub II in effect immediately prior to the Second Effective Time in substantially the form attached hereto as Exhibit D-1 shall be the certificate of incorporation of the Surviving Company in the Second Merger as of the Second Effective Time, and the bylaws of Merger Sub II in effect immediately prior to the Second Effective Time in substantially the form attached hereto as Exhibit D-2 shall be the bylaws of the Surviving Company in the Second Merger as of the Second Effective Time, until thereafter amended in accordance with applicable Law.

1.07       Directors and Officers.

(a)     Unless otherwise determined by the Parent prior to the Effective Time, the directors of Merger Sub I immediately prior to the Effective Time shall be the directors of the First-Step Surviving Corporation immediately after the Effective Time, each to hold the office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the First-Step Surviving Corporation until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal. Unless otherwise determined by the Parent prior to the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time shall be the officers of the First-Step Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the bylaws of the First-Step Surviving Corporation.

(b)     Unless otherwise determined by the Parent prior to the Second Effective Time, the directors of Merger Sub II immediately prior to the Second Effective Time shall be the directors of the Surviving Company immediately after the Second Effective Time, each to hold the office in accordance with the provisions of the DGCL and the certificate of certificate of incorporation and bylaws of the Surviving Company until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal. Unless otherwise determined by the Parent prior to the Effective Time, the officers of Merger Sub II immediately prior to the Second Effective Time shall be the officers of the Surviving Company immediately after the Second Effective Time, each to hold office in accordance with the provisions of the DGCL and the bylaws of the Surviving Company.

1.08       Closing Calculations.

(a)     Not less than two (2) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Parent a statement setting forth (i) an estimated consolidated balance sheet of the Company Group as of the Reference Time (the “Estimated Balance Sheet”), and (ii) a schedule which shall set forth, in reasonable detail, (A) a good faith calculation of the Company Group’s Cash as of the Reference Time (the “Estimated Cash”), (B) a good faith calculation of the Company Group’s Indebtedness as of the Reference Time (the “Estimated Indebtedness”), (C) a good faith estimate of the Company Group’s Net Working Capital as of the Reference Time (the “Estimated Net Working Capital”), (D) a good faith estimate of the Transaction Expenses (“Estimated Transaction Expenses”), (E) a good faith itemized estimate of Taxes Payable (the “Estimated Taxes Payable”), (F) an accurate calculation of the resulting Closing Merger Consideration, the aggregate Closing Option Consideration, the aggregate Closing Warrant Consideration, and the Closing Payment Amount, (G) wire transfer instructions for the payments to be made by Parent described in Section 2.02 (which shall be orally confirmed by the Company prior to each payment under or pursuant to this Agreement), and (H) the Funds Allocation (the “Estimated Closing Statement”). The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with this Agreement including, for the avoidance of doubt, the Accounting Principles and the examples set forth in the Reference Statement.

(b)     The Company shall provide a reasonable level of supporting documentation for the Estimated Closing Statement and Estimated Balance Sheet and any additional information reasonably requested by the Parent related thereto. To the extent that the Parent disagrees in good faith with any items set forth in the Estimated Closing Statement, the Parent may deliver written notice of its disagreement to the Company prior to the Closing Date, and the Company shall consider Parent’s notice of its disagreement in good faith and incorporate any reasonable comments of Parent into a revised Estimated Closing Statement which it shall deliver at least one (1) Business Day prior to the Closing.

(c)     The Parent, the Merger Sub, the Surviving Company and the Paying Agent shall be entitled, without any duty of inquiry or investigation, to rely on and make payments in accordance with the Funds Allocation and the Estimated Closing Statement. The Parent, the Merger Sub, the Surviving Company and the Paying Agent will not have any Liability with respect to the allocation of proceeds among the Securityholders resulting from any payments made to such Securityholders based upon the Funds Allocation and the Estimated Closing Statement. The Parties to this Agreement and the Securityholders agree to cooperate in order to ensure that each Securityholder receives its respective portion of any Merger Consideration that it is entitled to receive pursuant to the terms of this Agreement.

1.09       Final Closing Balance Sheet Calculation. Within ninety (90) days after the Closing Date, the Parent shall deliver to the Securityholder Representative (a) a consolidated balance sheet of the Company Group as of the Reference Time (the “Closing Balance Sheet”), and (b) a schedule showing in reasonable detail, (i) the Cash, Indebtedness and Net Working Capital as of the Reference Time, (ii) Transaction Expenses and (iii) the Parent’s good faith calculation of the resulting Final Merger Consideration based on the foregoing and Estimated Taxes Payable (the “Closing Statement”). The Closing Balance Sheet shall be prepared, and Cash, Indebtedness, Net Working Capital and Transaction Expenses shall be determined, in accordance with this Agreement. The Parties agree that the purpose of preparing the Closing Balance Sheet and determining Cash, Indebtedness, Net Working Capital and Transaction Expenses, and the related purchase price adjustment contemplated by this Section 1.09, is to measure the amount of Cash, Indebtedness, Net Working Capital and Transaction Expenses in accordance with this Agreement, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies from those prescribed by this Agreement for the purpose of preparing the Closing Balance Sheet or determining Cash, Indebtedness, Net Working Capital or Transaction Expenses. During the Objection Period, the Securityholder Representative and its accountants and other representatives shall be permitted reasonable access at reasonable times to the Surviving Company’s and its Subsidiaries’ books and records related to the preparation of the Closing Statement, and to the Surviving Company’s personnel as necessary for purposes of verifying the amounts set forth in the Closing Statement. If the Securityholder Representative has any objections to the Closing Statement, the Securityholder Representative shall deliver to the Parent a single written statement setting forth the amount and basis for each of its objections thereto (the “Objections Statement”). If the Objections Statement is not delivered to the Parent within 45 days following the date of delivery of the Closing Statement (such 45-day period, the “Objection Period”), the Closing Statement shall be final, binding and non-appealable. Any determination in the Closing Statement that is not objected to in the Objections Statement shall be deemed accepted and shall be final and binding upon delivery of the Objections Statement. The Securityholder Representative and the Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 15 days after the delivery of the Objections Statement, the Securityholder Representative and the Parent shall submit any and all matters (and only such matters) which remain in dispute to PricewaterhouseCoopers (the “Dispute Resolution Arbiter”). The Dispute Resolution Arbiter shall serve as an expert and not as an arbitrator. Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each party to the dispute. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as being items which the Securityholder Representative and the Parent are unable to resolve. The Dispute Resolution Arbiter’s determination shall be based solely on the definitions of Cash, Indebtedness, Net Working Capital and Transaction Expenses contained herein, the Accounting Principles, the Reference Statement, and the provisions of this Agreement, including this Section 1.09. The Securityholder Representative and the Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements within 30 days following its engagement in amounts between the disputed amounts set forth in the Closing Statement and the Objections Statement. Further, the Dispute Resolution Arbiter’s determination shall be based solely on the presentations by the Parent and the Securityholder Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and non-appealable by the Parties hereto (absent manifest error). The costs and expenses of the Dispute Resolution Arbiter shall be allocated between the Parent, on the one hand, and the Securityholder Representative (on behalf of the Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if the Securityholder Representative claims Net Working Capital is $1,000 greater than the amount determined by the Parent, and the Parent contests only $500 of the amount claimed by the Securityholder Representative, and if the Dispute Resolution Arbiter ultimately resolves the dispute by awarding the Securityholder Representative (for the benefit of the Securityholders) $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Parent and forty percent (40%) (i.e., 200 ÷ 500) to the Securityholder Representative (for the benefit of the Securityholders. In resolving disputes pursuant to this Section 1.09, the Dispute Resolution Arbiter will be authorized only to choose values for each item in dispute within the range proposed by the Parent and the Securityholder Representative in the Closing Statement and the Objections Statement, respectively. A decision rendered by the Dispute Resolution Arbiter pursuant to this Section 1.09 may be filed as a judgment in any court of competent jurisdiction. Either the Parent or the Securityholder Representative (on behalf of the Securityholders) may seek specific enforcement or take other necessary legal action to enforce any decision the Dispute Resolution Arbiter pursuant to this Section 1.09. The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud or manifest error by or upon the Dispute Resolution Arbiter. Absent such fraud or manifest error, such other party shall reimburse the party seeking enforcement for all of its expenses related to the enforcement of the Dispute Resolution Arbiter’s determination.

1.10       Post-Closing Adjustment Payment.

(a)     If the Final Merger Consideration is greater than the Closing Merger Consideration, then (i) the Parent shall promptly (but in any event within two (2) Business Days following the final determination of the Final Merger Consideration) pay to (A) the Paying Agent (for distribution to the Stockholders) the Paying Agent Percentage of the amount of such difference (less any fees and expenses) by wire transfer of immediately available funds to an account designated in writing by the Paying Agent to the Parent and (B) the Surviving Company (for distribution to the holders of Vested Options and Warrants in accordance with the procedures set forth in Section 1.03) the Surviving Company Percentage of the amount of such difference (less any fees and expenses) by wire transfer of immediately available funds to an account designated in writing by the Surviving Company, and (ii) the Securityholder Representative and the Parent shall deliver a joint written instruction to the Escrow Agent to release to the Paying Agent (for distribution to the Stockholders) the Paying Agent Percentage of the funds in the Adjustment Reserve Account and to the Surviving Company (for distribution to the holders of Vested Options and Warrants in accordance with the procedures set forth in Section 1.03) the Surviving Company Percentage of the funds in the Adjustment Reserve Account.

(b)     If the Final Merger Consideration is equal to or less than the Closing Merger Consideration, the Parent and the Securityholder Representative (on behalf of the Securityholders) shall promptly (but in any event within two (2) Business Days) deliver a joint written instruction to the Escrow Agent to pay (i) to the Parent, a portion of the Adjustment Reserve Account equal to the absolute value of such difference, if any (the “Shortfall Amount”) (or the full amount of the Adjustment Reserve Account if less than the Shortfall Amount), by wire transfer of immediately available funds from the Adjustment Reserve Account to one (1) or more accounts designated by the Parent, (ii) to the Paying Agent, the Paying Agent Percentage of the funds in the Adjustment Reserve Account, if any, remaining after the payment contemplated by item (i) (for distribution to the Stockholders) and (iii) to the Surviving Company, the Surviving Company Percentage of the funds in the Adjustment Reserve Account, if any, remaining after the payment contemplated by item (i) (for distribution to the holders of Vested Options and Warrants in accordance with the procedures set forth in Section 1.03). To the extent that funds in the Adjustment Reserve Account are insufficient to pay the Shortfall Amount to the Parent, then the Parent may, at its sole election, recover the amount of any such shortfall either from the Escrow Account or the Special Escrow Account. The funds in the Adjustment Reserve Account, the Escrow Account and the Special Escrow Account shall be the sole and exclusive remedy available to the Parent for any Shortfall Amount.

(c)     All payments made pursuant to this Section 1.10 shall be treated as adjustments to the Merger Consideration for Tax purposes. Payments to the Securityholders pursuant to this Section 1.10 shall be made in accordance with their respective Pro Rata Shares of the aggregate amounts due (recognizing, for the avoidance of doubt, that the portion thereof attributable to Capital Stock will be paid by the Paying Agent and the portion thereof attributable to Vested Options and Warrants will be paid by the Surviving Company).

1.11       Escrow Accounts. (a) At the Closing, the Parent shall deliver the sum of $1,400,000 (such amount, the “Escrow Amount”) in immediately available funds into a separate escrow account (the “Escrow Account”) (b) at the Closing, the Parent shall deliver the sum of $1,000,000 (such amount, the “Adjustment Reserve Amount”) in immediately available funds into a separate escrow account (the “Adjustment Reserve Account”), and (c) promptly following the Closing, Parent shall deliver the amount set forth on Schedule 1.11 in Parent Shares (such amount, the “Special Escrow Amount”) into a separate escrow account (the “Special Escrow Account”), each such account to be established and maintained by the Escrow Agent pursuant to the terms and conditions of an escrow agreement in a form reasonably acceptable to the Parent and the Company, with such changes as may be required by the Escrow Agent and reasonably acceptable to the Parent and the Securityholder Representative, to be entered into on the Closing Date by the Parent, the Securityholder Representative and the Escrow Agent (the “Escrow Agreement”). The amount contained in the Adjustment Reserve Account shall serve as a security for any amounts due from the Securityholders pursuant to Section 1.10. The amount contained in the Escrow Account shall serve as a security for any amounts due from the Securityholders pursuant to Section 1.10, Section 10.03 or Article VIII, if any. The amount contained in the Special Escrow Account shall serve as a security for any amounts due from the Securityholders pursuant to Section 1.10 or Section 8.02(h), if any.

1.12       Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under Section 262 of the DGCL, any share of Capital Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a Stockholder who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, which Stockholder complies with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such share being a “Dissenting Share,” and such Stockholder being a “Dissenting Stockholder”), shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to Section 1.02 but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 262 of the DGCL. If any Dissenting Stockholder fails to perfect such stockholder’s dissenters’ or appraisal rights under the DGCL or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the consideration referred to in Section 1.02, pursuant to the exchange procedures set forth in Section 1.04. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a Dissenting Stockholder to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give the Parent (i) prompt notice of any demand for payment of the fair value of any shares of Capital Stock or any attempted withdrawal of any such demand for payment and any other instrument served pursuant to the DGCL and received by the Company relating to any stockholder’s dissenters’ or appraisal rights, in each case received by the Company prior to the Closing, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such demands for payment under the DGCL. Prior to the Closing, the Company shall not voluntarily make any payment with respect to any demand for appraisal with respect to any Dissenting Shares without the prior written consent of the Parent.

1.13       Contingent Consideration.

(a)     The Securityholders shall have a contingent right to receive up to an aggregate of $50,000,000 in additional Merger Consideration pursuant to this Section 1.13 (the “Earnout Payment”). The amount of the Earnout Payment payable by the Parent shall be determined on a sliding scale based on sufficient progress towards specified financial targets for the Company Group for fiscal year 2021 and fiscal year 2022 (each such period, an “Earnout Period”, and such financial targets, the “Financial Targets”), with an aggregate of up to $20,000,000 available with respect to the 2021 Earnout Period (the “2021 Earnout Payment”), and an aggregate of up to $30,000,000 available with respect to the 2022 Earnout Period (the “2022 Earnout Payment”), as detailed in Schedule 1.13.

(b)     No later than 90 days following the end of each Earnout Period, Parent shall prepare and deliver to the Securityholder Representative a statement setting forth in reasonable detail Parent’s good faith determination of the Earnout Payment for such Earnout Period, if any, together with appropriate supporting documentation (the “Earnout Statement”). The Earnout Statement shall be prepared in accordance with GAAP, the Accounting Principles and Schedule 1.13. During each Earnout Period, the Parent shall provide to the Securityholder Representative on a quarterly basis reports of Company Group revenue, within 45 days of the end of each of the first three quarters during such Earnout Period.

(c)     Within 45 days following receipt by the Securityholder Representative of the Earnout Statement for an Earnout Period (the “Earnout Objection Period”), the Securityholder Representative may deliver a written statement (an “Earnout Objection Statement”) to the Parent of any dispute with respect to the content of such Earnout Statement. During each Earnout Objection Period, the Securityholder Representative and its accountants and other representatives shall be permitted reasonable access at reasonable times to the Company Group’s books and records related to the preparation of the applicable Earnout Statement, and to the Company Group’s personnel as necessary for purposes of verifying the amounts set forth in such Earnout Statement. If the Earnout Objections Statement is not delivered to the Parent within the Earnout Objection Period, the applicable Earnout Statement shall be final, binding and non-appealable. Any determination in such Earnout Statement that is not objected to in the Earnout Objections Statement shall be deemed accepted and shall be final and binding upon delivery of the Earnout Objections Statement. The Securityholder Representative and the Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 15 days after the delivery of an Earnout Objections Statement, the Securityholder Representative and the Parent shall submit any and all matters (and only such matters) which remain in dispute to the Dispute Resolution Arbiter. The Dispute Resolution Arbiter shall serve as an expert and not as an arbitrator. Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each party to the dispute. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Earnout Objections Statement as being items which the Securityholder Representative and the Parent are unable to resolve. The Dispute Resolution Arbiter’s determination shall be based solely on the Accounting Principles, and the provisions of this Agreement, including this Section 1.13. The Securityholder Representative and the Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements within 30 days following its engagement in amounts between the disputed amounts set forth in the Earnout Statement and the Earnout Objections Statement. Further, the Dispute Resolution Arbiter’s determination shall be based solely on the presentations by the Parent and the Securityholder Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and non-appealable by the Parties hereto (absent manifest error). The costs and expenses of the Dispute Resolution Arbiter shall be allocated between the Parent, on the one hand, and the Securityholder Representative (on behalf of the Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. In resolving disputes pursuant to this Section 1.13, the Dispute Resolution Arbiter will be authorized only to choose values for each item in dispute within the range proposed by the Parent and the Securityholder Representative in the Earnout Statement and the Earnout Objections Statement, respectively. A decision rendered by the Dispute Resolution Arbiter pursuant to this Section 1.13 may be filed as a judgment in any court of competent jurisdiction. Either the Parent or the Securityholder Representative (on behalf of the Securityholders) may seek specific enforcement or take other necessary legal action to enforce any decision the Dispute Resolution Arbiter pursuant to this Section 1.13. The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud or manifest error by or upon the Dispute Resolution Arbiter. Absent such fraud or manifest error, such other party shall reimburse the party seeking enforcement for all of its expenses related to the enforcement of the Dispute Resolution Arbiter’s determination.

(d)     The Earnout Payment for each Earnout Period, as finally determined pursuant to this Section 1.13, if any, less the amounts to be offset or withheld in accordance with Section 1.13(e), shall be paid promptly by the Parent, in cash and in Parent Shares, as follows: (i) to the Paying Agent (for distribution to the Stockholders who are Non-Qualified Holders in accordance with their respective Pro Rata Shares) an amount in cash equal to (A) the aggregate Pro Rata Shares of such Non-Qualified Holders multiplied by (B) the applicable Earnout Payment; (ii) to the Surviving Company (for distribution to the holders of Vested Options in accordance with their respective Pro Rata Shares and the procedures set forth in Section 1.03), (A) with respect to Qualified Optionholders (for distribution to such Qualified Optionholders in accordance with their respective Qualified Holder Pro Rata Shares), (1) the aggregate Qualified Optionholder Earnout Parent Shares and (2) the aggregate Qualified Optionholder Earnout Cash Consideration (in each case, based on their aggregate Qualified Holder Pro Rata Shares) and (B) with respect to holders of Vested Options that are Non-Qualified Holders, an amount in cash equal to (1) the aggregate Pro Rata Shares of such Non-Qualified Holders, multiplied by (2) the applicable Earnout Payment; and (iii) to the Paying Agent (for distribution to the Qualified Stock/Warrant Holders in accordance with their respective Qualified Holder Pro Rata Shares), (A) the portion of Aggregate Earnout Parent Shares attributable to such Qualified Stock/Warrant Holders and the (B) the portion of the Residual Earnout Cash Consideration attributable to such Qualified Stock/Warrant Holders (in each case, based on their aggregate Qualified Holder Pro Rata Shares).

(e)      The Parent shall have the right to withhold and set off against any amount otherwise due to be paid by the Parent pursuant to this Section 1.13 the amount of any finally determined Losses to which any Buyer Indemnified Parties may be entitled from the Securityholders under Article VIII. If the Parent proposes to offset any amounts payable by the Securityholders against the Earnout Payment and such amounts (or any portion thereof) remain under dispute on the date that the Earnout Payment has been finally determined pursuant to this Section 1.13 (the “Disputed Amount”), then the Disputed Amount shall be withheld from the payment of the Earnout Payment until the final resolution of the underlying dispute or disputes and, upon such resolution, distributed in the applicable amounts to the Buyer Indemnified Parties and/or the Securityholders (in the case of the Securityholders, in the manner specified in Section 1.13(d), mutatis mutandis).

(f)      Subject to the terms of this Agreement, following the Closing, Parent shall have sole discretion with regard to the operation of the Company Group, except that until the end of the second Earnout Period Parent agrees that it shall, and shall cause its Affiliates to: (i) conduct the operations of the Company Group in good faith so as not to purposefully distort, reduce or diminish the Earnout Payments; (ii) refrain from making any changes to the accounting practices and procedures by which the Financial Targets were calculated in the Earnout Statement; and (iii) maintain for the Surviving Company standalone books and records, separate from Parent and provide to the Securityholder Representative with quarterly unaudited financial statements of the Surviving Company promptly following the end of each of the first, second and third fiscal quarters of fiscal year 2021 and fiscal year 2022.

1.14    Withholding. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Escrow Agent, the Surviving Company and the Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Law. If the Paying Agent, the Escrow Agent, the Surviving Company or the Parent, as the case may be, so withholds amounts (and pays such withheld amounts to the appropriate Governmental Entity), such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Escrow Agent, the Surviving Company or the Parent, as the case may be, made such deduction, withholding and payment to the appropriate Governmental Entities.

1.15       Reference Statement; Calculation Methodology. Exhibit E sets forth an illustrative statement (the “Reference Statement”) setting forth the Estimated Balance Sheet and the various line items used (or to be used) in, and illustrating as of December 31, 2020, the calculation of Cash, Indebtedness and Net Working Capital, prepared and calculated in accordance with this Agreement. The Parties agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculations described in Section 1.08 and Section 1.09. All of the calculations related to the Estimated Closing Statement and the Closing Statement (and the individual elements thereof, as applicable) shall be determined and the Estimated Balance Sheet and the Closing Balance Sheet shall be prepared (a) in accordance with GAAP, the definitions in this Agreement, the Accounting Principles and the Reference Statement, (b) with the same rigor as if such accounts were being prepared as of a fiscal year-end and (c) not include any “purchase accounting” or other adjustment arising out of the consummation of the transactions contemplated by this Agreement.

ARTICLE II

THE CLOSING

2.01       The Closing. The closing of the First Merger (the “Closing”) shall take place remotely by the electronic transmission of documents and wire transfer of funds at 10:00 a.m. Central Time on the second Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article VII hereof (other than those to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such conditions), or on such other date or time as is mutually agreed to in writing by the Parent and the Company. The date of the Closing is referred to herein as the “Closing Date.”

2.02       The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a)     the Company and the Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b)     in accordance with Section 1.04, the Parent shall deliver, or cause to be delivered to the Paying Agent, (i) the portion of the Closing Payment Amount payable to Stockholders (both Qualified Holders and Non-Qualified Holders) and holders of Warrants set forth in the Estimated Closing Statement, in cash, and (ii) evidence of the portion of Aggregate Closing Parent Shares payable to Stockholders and holders of Warrants who are Qualified Holders in book-entry form representing such portion of the Aggregate Closing Parent Shares (or, at the Parent’s election, certificates representing such portion of the Aggregate Closing Parent Shares), in the case of such portion of the Closing Payment Amount, by wire transfer of immediately available funds to the account(s) designated in the Estimated Closing Statement;

(c)    the Parent shall deliver, or cause to be delivered, (i) the Closing Option Cash Consideration, and (ii) evidence of the Closing Option Stock Consideration in book-entry form representing the such Parent Shares comprising the Closing Option Stock Consideration (or, at the Parent’s election, certificates representing such Parent Shares comprising the Closing Option Stock Consideration), to the Surviving Company, for the benefit of the holders of Vested Options, in the case of the Closing Option Cash Consideration, by wire transfer of immediately available funds to the account designated in the Estimated Closing Statement;

(d)     in accordance with Section 1.05, the Parent shall deliver, or cause to be delivered, to the Securityholder Representative the Representative Amount, by wire transfer of immediately available funds to the account(s) designated in the Estimated Closing Statement;

(e)     the Parent shall deliver, or cause to be delivered, the Escrow Amount, the Adjustment Reserve Amount and the Special Escrow Amount into the Escrow Account, Adjustment Reserve Account and Special Escrow Account, respectively, in accordance with Section 1.11 and to the accounts designated in the Estimated Closing Statement;

(f)     the Parent shall repay, or cause to be repaid, on behalf of the Surviving Company, all amounts necessary to discharge fully the Estimated Indebtedness for borrowed money, in accordance with payoff letters provided by the Company with respect to such Estimated Indebtedness in form and substance reasonably acceptable to the Parent, and such other documents as Parent may reasonably require to evidence the repayment in full of such Estimated Indebtedness and the termination and release in full of all Liens related thereto (drafts of which payoff letters shall have been delivered to the Parent for its review and comment at least five (5) Business Days prior to the Closing Date), by wire transfer of immediately available funds to the account(s) designated in the Estimated Closing Statement;

(g)     the Parent and the Company shall make such other deliveries as are contemplated by Article VII hereof; and

(h)     the Parent shall pay, or cause to be paid, on behalf of the Surviving Company, the Estimated Transaction Expenses in accordance with invoices provided by the Company, by wire transfer of immediately available funds to the account(s) designated in the Estimated Closing Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent that, except as set forth in the Disclosure Schedules, each of the following are and will be true, correct and complete, each as of the date hereof and as of the Closing Date:

3.01       Organization and Power.

(a)     The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its businesses as now conducted and as presently proposed to be conducted. The Company is qualified to do business and in good standing in every jurisdiction in which its property or the conduct of its business requires it to qualify, except where the failure to be so qualified has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Schedule 3.01(a) sets forth each jurisdiction in which the Company is so qualified or licensed and in good standing.

(b)     3D Hubs Manufacturing LLC is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and 3D Hubs B.V. is a Dutch Besloten Vennootschap duly organized, validly existing and in good standing under the Laws of the Netherlands. Each Operating Subsidiary has all requisite power and authority necessary to own, lease and operate the properties it purports to own, lease or operate and to carry on its businesses as now conducted and as presently proposed to be conducted. Each Operating Subsidiary is qualified to do business and in good standing in every jurisdiction in which its property or the conduct of its business requires it to qualify, except where the failure to be so qualified has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Schedule 3.01(b) sets forth, with respect to each Operating Subsidiary, each jurisdiction in which such Operating Subsidiary is so qualified or licensed and in good standing.

(c)     The Company has made available to the Parent complete and correct copies of each of the Company’s and each Operating Subsidiary’s certificate of incorporation or formation, articles of organization, bylaws, operating agreement, limited liability company agreement, as applicable, and any similar organizational documents, including all amendments, supplements or other modifications thereto (collectively, the “Organizational Documents”).

(d)     The Company does not engage, and has not engaged, in any business activities or operations other than the monitoring and ownership of its investment in the Operating Subsidiaries, and does not hold, and has not held, any assets other its ownership interests in the Operating Subsidiaries.

3.02       Subsidiaries. Other than the Operating Subsidiaries, the Company has no Subsidiaries. Each Operating Subsidiary has no Subsidiaries. Neither the Company nor any Operating Subsidiary owns or holds any equity interest in any other Person, or the right to acquire any stock, partnership interest or joint venture interest or other ownership interest in any other Person, other than the Company’s interests in the Operating Subsidiaries. Neither the Company nor any Operating Subsidiary is a party to any partnership or joint venture agreement.

3.03       Authorization; No Breach; Valid and Binding Agreement.

(a)     The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and, subject to obtaining the Stockholder Approval, no other corporate proceedings on its part or on the part of the Securityholders are necessary to authorize the execution, delivery or performance of this Agreement. The board of directors of the Company has (i) determined that this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby are fair to and in the best interests of the Stockholders, (ii)  approved and adopted this Agreement, the other documents contemplated hereby to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Stockholders, and (iv) directed that this Agreement and the Merger be submitted to the Stockholders for their written consent.

(b)     Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Stockholder Approval, and (iii)  the matters set forth on Schedule 3.03(b), none of the execution, delivery, performance or compliance with the terms and conditions of this Agreement or the other agreements contemplated hereby by the Company nor the consummation of the transactions contemplated hereby and thereby by the Company will (with or without the passage of time or giving of notice): (A) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of any Organizational Documents of any member of the Company Group, (B) violate or result in a breach of or constitute a violation or default under, require consent or notice, conflict with or give rise to or create any right of any Person other than a member of the Company Group to accelerate, increase, terminate, modify, or cancel any material right or obligation or result in the creation of any Lien (other than a Permitted Lien) under any Permit or Material Contract, or any Order to which any member of the Company Group is, or any of their properties or assets are, bound or subject, (C) violate any Law to which any member of the Company Group is subject or (D) result in the creation or imposition of any Lien on the Capital Stock or any assets of the Company Group (in the case of Liens on assets of the Company Group, other than Permitted Liens).

(c)     The Company has the requisite corporate power and authority to enter into this Agreement and the other documents and arrangements contemplated hereby to which it is or is specified to be a party. Assuming that this Agreement is a valid and binding obligation of the other Parties hereto, this Agreement, and each other agreement contemplated hereby to which the Company is or is specified to be a party, constitutes (or will constitute) a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.04       Capitalization.

(a)     The authorized Capital Stock of the Company consists of 62,993,069 shares of Capital Stock, consisting of: (a) 40,000,000 shares of Common Stock; and (b) 22,993,069 shares of Preferred Stock, par value $0.0001 per share, of which: (i) 9,484,971 shares are designated “Series C Preferred Stock” (the “Series C Preferred Stock”), (ii) 6,696,605 shares are designated “Series B Preferred Stock” (the “Series B Preferred Stock”), (iii) 4,166,120 shares are designated “Series A-1 Preferred Stock” (the “Series A-1 Preferred Stock”); and (iv) 2,645,373 shares are designated as “Series A-2 Preferred Stock” (the “Series A-2 Preferred Stock” and, collectively with the Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock, the “Preferred Stock”). On the date hereof, the issued and outstanding shares of Capital Stock of the Company consists of 9,279,688 shares of Series C Preferred Stock, 6,696,605 shares of Series B Preferred Stock, 4,166,120 shares of Series A-1 Preferred Stock, 2,586,565 shares of Series A-2 Preferred Stock and 9,847,016 shares of Common Stock. Schedule 3.04(a) completely and accurately sets forth the beneficial and record ownership of all of the issued and outstanding equity interests (including all derivative securities) of each member of the Company Group, all of which are owned free and clear of any restrictions on transfer and Liens, other than any Lien that will be released in full at or prior to the Closing.

(b)     All the outstanding equity interests (including all derivative securities) of each member of the Company Group have been duly and validly issued and are fully paid and non-assessable, and were issued, in all material respects, in accordance with all applicable Laws, including the registration or qualification requirements of the Securities Act of 1933, as amended (the “Securities Act”), and any relevant state or foreign securities Laws or pursuant to valid exemptions therefrom. Except for the exercise or conversion rights that attach to the Options and Warrants that are listed on Schedule 3.04(a), no equity interests of any member of the Company Group that are issuable upon conversion or exchange of any issued and outstanding security of any member of the Company Group nor are there any rights, options or other agreements to acquire shares of Capital Stock or any other equity security of the Company or any Operating Subsidiary, nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares. No Person is entitled to any preemptive or similar rights to subscribe for equity interests of the Company or any Operating Subsidiary and no equity of the Company or any Operating Subsidiary has ever been issued in violation of any preemptive rights, rights of first refusal or similar rights of any Person. Neither the Company nor any Operating Subsidiary has issued any phantom equity rights or other equity-based awards or rights relating to or valued by reference to any member of the Company Group or the equity of any member of the Company Group. Neither the Company nor any Operating Subsidiary has any commitments of any kind for the issuance of additional equity interests or options, warrants or other securities of any member of the Company Group.

(c)     There are no registration rights agreements, equityholder agreements, voting trusts or other agreements or understandings to which any member of the Company Group, or, to the knowledge of the Company, any of the Securityholders, is a party or by which it is bound relating to the voting, disposition, purchase or issuance of any equity of any member of the Company Group.

(d)     No member of the Company Group has registered any equity securities under the Securities Act and the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, or any equivalent provisions of foreign Law, or has registered itself under the Exchange Act and the rules and regulations promulgated thereunder, or any equivalent provisions of foreign Law.

(e)     Except as set forth on Schedule 3.04(e), as of the date hereof, no member of the Company Group has any outstanding Indebtedness. Except for those obligations of the Company Group set forth on the Estimated Closing Statement as Indebtedness (in the amounts so set forth), as of the Closing, the Company Group will not have any outstanding Indebtedness.

3.05       Financial Statements.

(a)     Schedule 3.05(a) contains accurate and complete copies of the unaudited consolidated balance sheet of the Company Group as of November 30, 2020 (the “Latest Balance Sheet Date”) and the related statement of income, changes in stockholders’ equity and cash flows for the ten-month period then ended (the “Unaudited Statements”), and the compiled consolidated balance sheets of the Company Group as of December 31, 2018 and as of December 31, 2019, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended (the “Compiled Statements” and, collectively with the Unaudited Statements, the “Financial Statements”). Except as otherwise noted in the Financial Statements, the Financial Statements have been prepared in accordance with GAAP and present fairly and accurately, in all material respects, the financial condition and results of operations of the Company Group on a consolidated basis as of the times and for the periods referred to therein, subject in the case of the Unaudited Statements to (i) the absence of footnote disclosures and (ii) changes resulting from normal year-end adjustments (none of which will be material individually or in the aggregate) consistent with the customary practices of the Company Group (unless such practices conflict with GAAP). The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company Group.

(b)     All accounts receivable and other receivables of each member of the Company Group that are reflected on balance sheets included in the Financial Statements, and those arising after the dates thereof, (i) represent bona fide receivables arising from sales actually made or services actually performed or to be performed in the Ordinary Course of Business, (ii) are not subject to any valid counterclaims, setoffs, refunds, adjustments, defenses, security interests or Liens, (iii) have not been factored, sold or assigned for collection, and (iv) are calculated in accordance with GAAP and reflected properly on the books and records of the Company Group.

(c)     Each member of the Company Group maintains, and during the past three (3) years has maintained, internal accounting controls and procedures designed to ensure that information required to be disclosed by the Company or any Operating Subsidiary is recorded and reported on a timely basis. There are no significant deficiencies or material weaknesses in the design or operation of any internal controls over financial reporting of the Company Group that would be reasonably likely to adversely affect the Company Group’s ability to record, process, summarize and report financial information.

(d)     Since December 31, 2017, no complaints from any source regarding accounting, internal accounting controls, or auditing matters relating to the Company or any Operating Subsidiary, and no concerns from any employees of the Company Group regarding questionable accounting or auditing matters relating to the Company or any Operating Subsidiary have been received by the Company or any Operating Subsidiary or their management. No attorney representing any member of the Company Group, whether or not employed by such member of the Company Group, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Operating Subsidiary or any of their officers, directors, managers, employees or agents to an executive officer, audit committee (or other committee designated for the purpose) or the board of directors or similar governing body of the Company or any Operating Subsidiary, including pursuant to any internal policy contemplating such reporting.

(e)     The books of account, ledgers, minute books, stock record books and other records of the Company Group, which have been made available to the Parent, have been properly and accurately maintained, reflect only valid transactions and are complete and correct in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

3.06       No Undisclosed Liabilities. Neither the Company nor any Operating Subsidiary has any Liabilities except (a) those which are adequately reflected or reserved against in the Unaudited Financial Statements, (b) those which have been incurred in the Ordinary Course of Business since the Latest Balance Sheet Date (to the extent such Liabilities are set forth in the Estimated Balance Sheet and, when finalized in accordance with Section 1.09, the Closing Balance Sheet, and which are not material Liabilities for any breach of Contract, breach of warranty, tort, Action or violation of applicable Law), (c) Liabilities under Contracts of the Company Group entered into in the Ordinary Course of Business with customers or vendors of the Company Group that are not Liabilities in respect of breach of Contract, indemnification, warranty or rework, product liability or recall, or violation of applicable Law, (d) the Transaction Expenses and (e) those set forth on Schedule 3.06.

3.07       Absence of Certain Developments. Since June 30, 2020, except (a) as fully reflected in the Financial Statements, (b) for engagement (and payment) of professionals customarily engaged in connection with transactions of the type contemplated hereby (to assist in the process of the transactions contemplated by this Agreement), (c) as required to comply with any COVID-19 Measures and to reasonably preserve the health and safety of Company employees in connection with the COVID-19 Pandemic or (d) for other matters contemplated by this Agreement, each member of the Company Group has:

(a)     conducted its business in the Ordinary Course of Business;

(b)     not suffered a Material Adverse Effect;

(c)     not suffered any material damage, destruction or casualty loss, whether or not covered by insurance; and

(d)     not taken (or omitted to take) any action that would be required to be disclosed on Schedule 5.01 or would have been prohibited by any member of the Company Group without the consent of the Parent if Section 5.01 had been in effect since December 31, 2019 (excluding, for this purpose, Sections 5.01 (a), (c), (e), (h), (i), (k) – (m) and (w)).

3.08       Real Property.

(a)     No member of the Company Group owns, or has ever owned, any real property.

(b)     Schedule 3.08(b) contains a true and complete list of all leases, licenses, subleases and occupancy agreements, together with any amendments or supplements thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by a member of the Company Group (or which any member of the Company Group has the right to lease or occupy) as of the date hereof (the “Leased Real Property”). Each Real Property Lease is in full force and effect and constitutes the entire agreement between the parties thereto, and there are no other agreements, whether oral or written, between such parties. The relevant member of the Company Group holds a valid and existing leasehold interest under each such Real Property Lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws, and subject to Permitted Liens. The Company has made available to the Parent complete and accurate copies of each of the Real Property Leases, and none of such Real Property Leases have been modified as of the date hereof in any material respect, except to the extent that such modifications are disclosed by the copies made available to the Parent. No member of the Company Group is in default or otherwise in breach under any of the Real Property Leases, and to the Company’s knowledge, no other party is in default or otherwise in breach thereof. No member of the Company Group has subleased, licensed or otherwise granted any Person the right to use or occupy all or any portion of the Leased Real Property.

(c)     All of the land, buildings, structures and other improvements used by any member of the Company Group in the conduct of its business are included in the Leased Real Property. To the Company’s knowledge, there is no pending or threatened condemnation or other eminent domain proceeding affecting any of the Leased Real Property or any sale or other disposition of any Leased Real Property in lieu of condemnation. No Leased Real Property has suffered any material damage by fire or other casualty that has not been completely repaired and restored.

(d)     The operations of the Company Group on the Leased Real Property do not violate in any material respect any Law relating to such property or operations thereon. No Real Property Lease imposes on the tenant thereunder any material costs or obligations to restore the leased premises or to remove any equipment, alterations or improvements from the leased premises at the expiration or earlier termination of such Real Property Lease.

3.09       Tax Matters.

(a)     Each member of the Company Group has (i) timely filed (or has had timely filed on its behalf) with appropriate taxing authorities all Tax Returns required to be filed by it on or prior to the date hereof, and such Tax Returns are correct, complete and accurate in all respects; (ii) timely and properly paid all Taxes due and payable of the Company Group, whether or not shown as due on such Tax Returns; (iii) established on its books and records, in accordance with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable; and (iv) timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party.

(b)     No deficiency for any Taxes has been proposed, asserted or assessed against any member of the Company Group that has not been resolved and paid in full. No waiver, extension or comparable consent given by any member of the Company Group regarding the application of the statute of limitations with respect to any Taxes or Tax Returns is outstanding, nor is any request for any such waiver or consent pending. There is no pending Action with regard to any Taxes or Tax Returns of any member of the Company Group, nor has there been any notice to any member of the Company Group by any taxing authority regarding any such Action, nor, to the knowledge of the Company, is any such Action threatened with regard to any Taxes or Tax Returns of any member of the Company Group.

(c)     All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company Group in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(d)     No member of the Company Group has requested or received a ruling from any Governmental Entity or signed any binding agreement with any Governmental Entity that might affect the amount of Tax due from any member of the Company Group as of the Closing Date.

(e)     The Company has made available to Parent correct and complete copies of all income and other material Tax Returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by the Company Group since December 31, 2017.

(f)     None of the members of the Company Group has participated in any reportable or listed transaction as defined under Section 6011 of the Code and the Treasury Regulations thereunder.

(g)     None of the members of the Company Group (i) is or has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, or (ii) has Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise.

(h)     None of the members of the Company Group is required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax Laws) executed on or prior to the Closing Date, (v) election under Section 108(i) of the Code, (vi) election pursuant to Section 965 of the Code, or (vii) deferred income Tax liabilities or deferred Tax assets.

(i)     No member of the Company Group is the subject of a Tax audit or examination with respect to Taxes.

(j)     There are no Liens for Taxes (other than Liens for Taxes not yet due and payable) upon the assets of the Company Group.

(k)    No member of the Company Group has waived or agreed to extend any statute of limitations with respect to any Taxes (or any Tax assessment or deficiency) or agreed to or been granted any extension of time for the filing of any Tax Return that has not been filed.

(l)     Since January 1, 2014, no written claim has been made by any Tax authority in a jurisdiction where any member of the Company Group has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(m)   No member of the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(n)    No member of the Company Group is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(2) of the Code.

(o)    No member of the Company Group is subject to Tax in any jurisdiction other than the country in which it was incorporated or formed by virtue of: (i) having a permanent establishment or other place of business in such jurisdiction or (ii) having a source of income in such jurisdiction.

(p)    No member of the Company Group has, whether pursuant to the CARES Act or the FFCR Act or executive order or otherwise, deferred any payroll Taxes or taken a credit for any payroll Taxes.

(q)    There is no Contract or plan covering any current or former employee or independent contractor of a member of the Company Group that, considered individually or considered collectively with any other such Contract, will or would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code (without regard to any such amount or payment that is approved by the stockholders of the Company in accordance with Section 280G(b)(5)(B) of the Code and applicable regulations thereunder). No member of the Company Group is a party to any Contract, nor does it have any Liability, to compensate any current or former employee or independent contractor of a member of the Company Group for excise Taxes paid pursuant to Section 4999 of the Code.

(r)     No member of the Company Group is a party to any Tax Sharing Agreement with a Person who is not a member of the Company Group.

(s)     No member of the Company Group is, or has ever been, party to or the beneficiary of any Tax exemption, Tax holiday, or other Tax reduction Contract or order.

(t)     Notwithstanding anything in this Agreement to the contrary, the Company makes no representations or warranties, and no Securityholder shall be subject to indemnity obligations hereunder, directly or indirectly, for the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company (including, but not limited to, net operating losses).

3.10       Contracts and Commitments.

(a)     Except as set forth on Schedule 3.10(a), which lists, by applicable subsection, each of the following, no member of the Company Group as of the date hereof is party to, or has its assets or properties bound by, any:

(i)     (A) indenture, mortgage, pledge, security agreement, note or other instrument evidencing Indebtedness of any member of the Company Group or otherwise placing or providing for a Lien on any asset or property of the Company Group, (B) any guaranty or any other evidence of Liability for any indebtedness or obligation of any other Person, or (C) any letter of credit, bond or other similar indemnity (including letters of credit, bonds or other indemnities as to which any member of the Company Group is the beneficiary, but excluding endorsements of instruments for collection in the Ordinary Course of Business of such entity);

(ii)     Currency, interest rate or other swap, collar, hedge, offset, counter trade or barter Contract;

(iii)    Real Property Lease, and any other lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $50,000;

(iv)    Contract or group of related Contracts with the same party for the purchase of products or services that involve payments by one or more members of the Company Group in excess of $150,000 in the aggregate during fiscal year 2019 or that would reasonably be expected to involve payments in excess of $150,000 in the aggregate during fiscal year 2020;

(v)     Contract or group of related Contracts that involves revenues to one or more members of the Company Group in excess of $150,000 in the aggregate during fiscal year 2019 or that would reasonably be expected to provide revenues in excess of $150,000 in the aggregate during fiscal year 2020;

(vi)    Contracts pursuant to which (A) any member of the Company Group is licensed or otherwise permitted to use or hold for use any rights under any Intellectual Property (but excluding licenses for commercial “off-the-shelf” or “shrink-wrap” software (“Off-the-Shelf Software”) that (I) has not been modified or customized for the Company Group and (II) is licensed to a member of the Company Group for a one-time fee or an annual fee of $50,000 or less), and (B) a member of the Company Group grants any license or otherwise permits any Person to use or hold for use any rights under any Intellectual Property (other than Contracts entered into with customers in the Ordinary Course of Business granting a non-exclusive license of Intellectual Property with respect to the Company Group’s services);

(vii)   Contract that (A) contains covenants that materially restrict the business activity of any member of the Company Group, any of its Affiliates, or any of its employees (in their capacity as employees of the Company Group) or limit the freedom of any member of the Company Group, any of its Affiliates, or any of its employees (in their capacity as employees of the Company Group) to engage in any line of business anywhere in the world, solicit customers, suppliers, employees, independent contractors, or other business, or to compete with any Person, (B) contains any exclusivity provision binding on any member of the Company Group or that limits or purports to limit the ability of a member of the Company Group to own, operate, sell, transfer, pledge, or otherwise dispose of any assets or property, (C) grants to any Person any option or a right of first refusal, first offer, or similar preferential right to purchase or acquire any assets of any member of the Company Group or (D) grants to any Person other than a member of the Company Group “most favored nation” status or equivalent preferential pricing terms;

(viii)  Contract (A) involving the sale or purchase of the capital stock or other equity interests or a material portion of the assets of any Person, or a merger, consolidation or business combination transaction within the past five (5) years that contains any continuing obligations (including indemnification obligations), (B) that has outstanding “Earnout” or other contingent payment obligations (other than in connection with the advancement of expenses to directors and officers in connection with director and officer indemnification obligations contained in such agreements), or (C) that effects any reorganization, recapitalization or liquidation;

(ix)    broker, marketing or advertising Contract;

(x)     franchise or royalty Contract;

(xi)   collective bargaining Contract, labor Contract, works council agreement, employment Contract, consulting or independent contractor Contract or other labor Contract (other than employment offer letters consistent with the Company Group’s standard “at will” employment offer letter for U.S. employees, the form of which has been made available to the Parent);

(xii)   Contract providing for a loan or advance to any manager, officer or employee of any member of the Company Group (other than business expense reimbursement in the Ordinary Course of Business);

(xiii)     severance, redundancy, retention, deferred compensation, sale or change of control Contract or other Contract providing for severance payments, notice of termination (or pay in lieu), or other additional rights or benefits (whether or not optional) in the event of, or triggered in whole or part by occurrence of, either (A) the termination of any director, officer, employee, consultant or independent contractor or (B) the sale or change of control of the Company or any Operating Subsidiary;

(xiv)     Contract set forth on Schedule 3.18;

(xv)      Contract with a Governmental Entity;

(xvi)     joint venture agreement, shareholder or equityholder agreement, voting agreement (either with respect to any equity securities of any member of the Company Group or the appointment of any directors or managers of any member of the Company Group), or agreement providing for the indemnification of any Person by a member of the Company Group (other than indemnification provisions included in Contracts with customers and vendors entered into in the Ordinary Course of Business);

(xvii)     power of attorney granted by any member of the Company Group to any Governmental Entity or any other Person;

(xviii)    Contract with a Material Vendor;

(xix)     Contract with a Material Customer;

(xx)      Contract for the installation, repair or maintenance of IT Assets pursuant to which any member of the Company Group expended more than $50,000 in the aggregate during the twelve (12) month period prior to the date hereof;

(xxi)     Contract pursuant to which any member of the Company Group has made, or may be obligated to make, directly or indirectly, any advance, loan or extension of credit to any Person other than a manager, officer or employee of any member of the Company Group, including to any Consumer customer;

(xxii)     Contract for capital expenditures or the acquisition or construction of fixed assets or real property pursuant to which any member of the Company Group has future financial obligations in excess of $75,000;

(xxiii)   Contract that is a settlement agreement other than (A) releases entered into with former employees or current or former independent contractors in the Ordinary Course of Business and (B) settlement agreements entered into more than three (3) years prior to the date of this Agreement under which no member of the Company Group has any continuing Liabilities or rights; and

(xxiv)    commitment to enter into any Contract of the type described in subsections (i) through (xxiii) of this Section 3.10(a).

(b)     The Company has made available to the Parent a complete, true and correct copy of each Contract required to be disclosed on Schedule 3.10(a), including all amendments, material waivers and modifications thereto (collectively, the “Material Contracts”). Each Material Contract is in full force and effect, is binding and enforceable in accordance with its terms and is not subject to any claims, charges, set offs or defenses, except as may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. No member of the Company Group is in material breach or default, nor, to the Company’s knowledge, has any event occurred which, with the giving of notice or passage of time or both, would constitute a breach or default, under any Material Contract. No member of the Company Group has received any written or, to the Company’s knowledge, oral notice from any counterparties in connection with any of the Material Contracts of (i) any material breach or default under any Material Contract, (ii) such party’s intent to terminate, amend, not renew, cancel or substantially decrease its business with the Company Group, or (iii) any claim for damages or indemnification with respect to the products or performance of services pursuant to any Material Contract. To the Company’s knowledge, no other party to any Material Contract is in material default under such Contract. Schedule 3.10(b) sets forth a complete and accurate list of any service credits, assessments, penalties or other amounts in excess of $50,000 during any one-year period paid or credited to any customer or client of the Company Group as a result of a failure to meet warranties or other contractual performance standards in any Material Contract since December 31, 2017, specifying for each the applicable client or customer and the amount paid or credited.

3.11       Intellectual Property.

(a)     All Company Owned Intellectual Property (as defined below) that is subject to a registration or application for registration (“Registered Company Owned Intellectual Property”) is set forth on Schedule 3.11(a).

(b)     All Intellectual Property that the Company Group owns or purports to own (the “Company Owned Intellectual Property”) is exclusively owned by a member of the Company Group free and clear of any Liens. All Intellectual Property that the Company Group is using, or is holding for use in the conduct of the Company Group’s business, other than the Company Owned Intellectual Property, (“Company Licensed Intellectual Property”) has been licensed to one of the members of the Company Group by a third party under a valid and enforceable written license agreement. Collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property are the “Company Intellectual Property”. The Company Group has sufficient rights to use the Company Intellectual Property without any conflict with the rights of others, and has taken commercially reasonable actions necessary to protect such Company Intellectual Property that is Company Owned Intellectual Property. The Company Group has complied with all Internet domain name registration and other requirements of Internet domain administration authorities concerning all domain names that are Company Owned Intellectual Property, and operated all websites associated with such domain names in accordance with all applicable Laws in all material respects. A member of the Company Group is the owner of, or has sufficient rights to display or make available, all content, data, and other information displayed or made available, as applicable, on all websites associated with any domain name included in the Company Owned Intellectual Property.

(c)     The Company Intellectual Property constitutes all the Intellectual Property necessary for the conduct of the business of the Company Group, and is sufficient for such purposes.

(d)     The Registered Company Owned Intellectual Property is subsisting, valid, enforceable and in full force and effect, and has not expired, been cancelled, or abandoned. There are no royalties, fees, honoraria or other payments payable by the Company Group to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Company Intellectual Property, other than salaries and sales commissions paid to employees, consultants and sales agents, and fees charged by third party licensors pursuant to a Material Contract or Off-the-Shelf Software, in each case, in the Ordinary Course of Business. The Company Group has the exclusive, unrestricted right to sue for past, present, and future infringement of the Company Owned Intellectual Property.

(e)     The Company Group has not received any: (i) written notices of infringement or misappropriation from any Person with respect to any third party Intellectual Property, nor (ii) offers of license to Intellectual Property of any Person. Neither the conduct of the business of the Company Group nor, the Company Intellectual Property (or use of it) has infringed upon, misappropriated, violated, or unfairly competed with, or is infringing, misappropriating, violating or unfairly competing with any Intellectual Property of any Person. There is and has not been, any Action pending or, to the Company’s knowledge, threatened (A) alleging any such infringement, misappropriation, or violation by the Company Group or (B) otherwise challenging the ownership, validity, registrability or enforceability of any Company Owned Intellectual Property.

(f)     To the Company’s knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property and no Person has infringed, misappropriated, diluted or otherwise violated any Company Owned Intellectual Property. No Company Owned Intellectual Property is subject to any outstanding Order or agreement restricting the use or licensing thereof by the Company Group in any material respect and no such Order or agreement has been in place at any time.

(g)     The Company Group has taken all commercially reasonable steps to maintain and protect all Company Owned Intellectual Property. All officers, directors, managers, employees, agents, consultants and contractors of the Company Group executed appropriate assignments in favor of a member of the Company Group that have conveyed to such entity full, effective and exclusive ownership of all tangible and intangible property arising thereby.

(h)     Each material item of Company Intellectual Property will be owned, licensed and available for use on substantially similar terms following the consummation of the transactions contemplated hereby as such items were owned, licensed and available for use to the Company Group prior to the consummation of the transactions contemplated hereby, and neither the execution, delivery and performance by the Company of this Agreement, nor the consummation of any transactions contemplated hereby, shall result in the loss or impairment of, or give rise to any right of a third party to terminate, any rights of the Company Group in any Company Intellectual Property.

(i)     The Company Group uses commercially reasonable efforts at least consistent with industry-standard practice to protect the confidentiality, integrity and security of the Computer Systems used in the Company Group’s business from any unauthorized use, access, interruption, or modification. The Company Group maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the operation of its business, and has tested such plans and procedures on a periodic basis. The Company Group has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the Company Group’s business.

(j)     The Company Group has sufficient rights to use all Computer Systems used in connection with the operation of its business. The Computer Systems have not materially malfunctioned or failed in a manner that has not been remedied, and do not contain any viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization or disable or erase the Computer Systems, or (ii) otherwise adversely affect the functionality of the Computer Systems. No Person has gained unauthorized access to any Computer Systems. The Company Group has maintained, continues to maintain, and has caused its vendors to maintain, safeguards, security measures and procedures against the unauthorized access, disclosure, destruction, loss, or alteration of customer data or information (including any personal or device-specific information) in its possession or control that comply with any applicable contractual and legal requirements and meet industry standards. The Company Group has in place with the third party owners and operators of all data centers which provide services related to the business of the Company Group written agreements that ensure that such third parties adhere to and are in compliance with the standards and requirements as set forth in this Section 3.11(j).

(k)     Schedule 3.11(k) contains a complete and accurate list of all Open Source Software used by the Company Group in its public facing proprietary platform. None of the Software owned or purported to be owned by the Company Group is subject to any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) (“Open Source Software”) in a manner or relation that has or would require any public distribution of any such Software, create obligations for the Company Group or any other Person to grant, or purport to grant, to any third party any rights or immunities under any Intellectual Property owned by the Company Group (including any patent non-asserts or patent licenses), or impose any present economic limitations on the Company Group’s commercial exploitation thereof.

(l)     Except for the disclosure to service providers acting on behalf of Company subject to reasonable confidentiality obligations, no Software source code owned by the Company Group has been disclosed, released, made available, or delivered, whether directly or in escrow, (and no Person has agreed to disclose, release, or deliver, directly or in escrow, such source code under any circumstance) to any third party, and no Person other than the Company Group is in possession of such source code or has been granted any license or other right with respect therein or thereto. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will this Agreement or the transactions contemplated hereby, result in a requirement that any such Software source code be disclosed, licensed, released, escrowed, made available, or delivered to any third party.

(m)     The Company Group takes commercially reasonable actions at least consistent with industry-standard practice to protect the confidentiality, integrity and security of all trade secrets and other confidential information stored or contained in the Company Intellectual Property or transmitted thereby from any unauthorized use, access, disclosure, destruction or modification, and to the Company’s knowledge, no such use, access, disclosure, destruction or modification has occurred. The Company Group has taken commercially reasonable action to enforce a policy of requiring officers, directors, employees, agents, consultants and contractors with responsibility for the development or implementation of Intellectual Property or who may be exposed to any trade secret, know-how or other confidential information of or held by the Company Group to execute confidentiality agreements protecting the secrecy, confidentiality and value of such trade secrets or confidential information.

3.12      Litigation. There is no action, audit, charge, claim, complaint, investigation, petition, suit, arbitration, mediation, order, inquiry or other proceeding (whether federal, state, local or foreign and whether civil or criminal, in Law or in equity) (“Action”) pending or before or by any Governmental Entity or, to the Company’s knowledge, threatened against any member of the Company Group or its properties, assets or business or against any member of the Company Group’s officers, directors or managers in their capacities as such. There are no Actions pending or, to the knowledge of the Company, threatened challenging the validity or enforceability of this Agreement or the transactions contemplated hereby. No member of the Company Group is subject to any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination, corrective action plan, required undertaking or award of any court or of any Governmental Entity (“Order”). Schedule 3.12 sets forth each Action to which any member of the Company Group has been a party since December 31, 2017.

3.13      Governmental Consents, etc. Other than as set forth on Schedule 3.13, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no notice, report or other filing with any Governmental Entity is required by or with respect to any member of the Company Group in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereby. Except with respect to the acceptance of the Certificate of Merger, no consent, approval or authorization of any Governmental Entity is required to be obtained by the Company Group in connection with the execution, delivery or performance of this Agreement or the consummation by the Company Group of any transaction contemplated hereby.

3.14       Employee Benefit Plans.

(a)     Schedule 3.14(a) sets forth, as of the date hereof, each Company Employee Benefit Plan provided that for any Employee Benefit Plans that are employment agreements, offer letters, consulting agreement or similar agreements, that are terminable without penalty and without severance, change in control or other benefits, only forms thereof need be listed on Schedule 3.14(a). With respect to each Company Employee Benefit Plan, to the extent that the following documents exist, true and complete copies of the following have been made available to the Parent: (i) the most recent determination, opinion or advisory letter, if any, received by the Company Group from the Internal Revenue Service, (ii) all pending applications for rulings, determinations, opinions, and no action letters filed with any Governmental Entity (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the most recent plan year, (iv) Company Employee Plan documents, summary plan descriptions, trust agreements, insurance Contracts, individual agreements, service agreements and all related Contracts and documents, and (v) all closing letters, audit finding letters, revenue agent findings and similar documents.

(b)     Each Company Employee Benefit Plan has been administered in material compliance with its terms and with the requirements of ERISA, the Code and all other applicable Law, including all reporting and disclosure requirements.

(c)     Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is maintained on a pre-approved plan document and can rely on a current opinion or advisory letter issued by the IRS to the pre-approved plan sponsor as to its qualification and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.

(d)     No Company Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code. The Company Group does not have any Liability resulting from past or current membership in a Code Section 414 or ERISA Section 4001(a) controlled group of corporations. No Company Employee Benefit Plan is a multiple employer plan or multiemployer plan under Section 413(c) or 414(f) of the Code and neither the Company Group nor any ERISA Affiliate has ever contributed to a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA).

(e)     None of the Company Employee Benefit Plans promises or provides post-termination medical or other post-termination welfare benefits to any Person (including any dependent of any former Employee), except as required by applicable Law and solely at the expense of the covered individuals.

(f)     No employer other than a member of the Company Group is permitted to participate or participates in the Company Employee Benefit Plans.

(g)     Except as set forth on Schedule 3.14(g), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event, (i) results in any payment (including severance, termination, change in control payments, unemployment compensation, golden parachute, forgiveness of indebtedness or otherwise) becoming due to any Employee from the Company Group under any Company Employee Benefit Plan or otherwise; (ii) increase any benefits otherwise payable under any Company Employment Benefit Plan or otherwise; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(h)     All contributions, premiums, fees or charges due and owing to or in respect of any Company Employee Benefit Plan for periods on or before the Closing have been paid in full by the Company or its ERISA Affiliates prior to the Closing in accordance with the terms of such Employee Plan and all applicable Laws, or have been accrued. There have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or breaches of duty by a “fiduciary” (as defined in Section 3(21) of ERISA) that, in either case, would result (directly or indirectly) in material Liability or obligation to the Company Group. Neither the Company nor any other member of the Company Group has engaged in a transaction in connection with which the Company or any Operating Subsidiary reasonably could be expected to become subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. No Action (other than routine claims for benefits) with respect to any Company Employee Benefit Plan is pending or, to the Company’s knowledge, threatened.

(i)     The Company has not made or committed to make any increase in contributions or benefits under any Company Employee Benefit Plan that would become effective either on or after the Closing Date. The Company can terminate each Company Employee Benefit Plan without further Liability to the Company, other than benefits described in such Company Employee Benefit Plans that vested prior to termination and other than costs in the normal course associated with terminating any Company Employee Benefit Plans, including costs necessary to satisfy any notice periods described in such Company Employee Benefit Plan documents or funding vehicles or otherwise required by applicable Law.

(j)     None of the Company nor any Operating Subsidiary has established or contributed to, are required to contribute to or have or would reasonably be expected to have any Liability with respect to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code, or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(k)     All Company Employee Benefit Plans constituting nonqualified deferred compensation plans (as defined in Section 409A(d)(1) of the Code) of the Company, or any Operating Subsidiary are in compliance with Section 409A of the Code and this transaction will not cause a participant in such a Company Employee Benefit Plan to be subject to the additional Tax imposed by Section 409A(a)(1)(B) of the Code.

(l)     Each Company Employee Benefit Plan that is also a “group health plan” for purposes of the Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-148) and the Health Care and Education Reconciliation Act of 2010 (Pub. L. No. 111-152) (collectively, the “Affordable Care Act”) has been maintained in material compliance with the applicable terms of the Affordable Care Act. The Company Group offers minimum essential health coverage, satisfying affordability and minimum value requirements, to its full-time employees sufficient to prevent Liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code.

3.15      Insurance. Schedule 3.15 lists each active insurance policy maintained by the Company Group and all pending outstanding claims against such insurance policies. All of the insurance policies of the Company Group are in full force and effect and all premiums that are due and payable under all such policies have been paid, and no member of the Company Group is in breach or default with respect to its obligations under any of such insurance policies. There are no disputes with the underwriters of any such policies or any claims pending under such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, nor has the Company Group received a reservation of rights letter with respect thereto. No member of the Company Group has failed to give proper notice of any claim under any such policy in a due and timely fashion. No member of the Company Group has received any written or, to the knowledge of the Company, oral notice of cancellation or termination of any insurance policy in effect as of the date hereof or within the past three (3) years. All of such policies are, and all similar insurance policies maintained by the Company Group in the past five years were, to the Knowledge of the Company, placed with financially sound and reputable insurers, and are and were in amounts and had coverages that are and were reasonable and customary for Persons engaged in businesses similar to that engaged in by the Company Group.

3.16       Compliance with Laws.

(a)     Each member of the Company Group, and the activities of the Company Group’s officers, directors, managers, employees, independent contractors and, to the knowledge of the Company, its agents in their capacities as such, are, and at all times since December 31, 2017 have been, in compliance in all material respects with each Law that is or was applicable to it or to the conduct or operation of the Company Group’s business or the ownership, development or use of any of its assets. No member of the Company Group has received, at any time since December 31, 2017, any notice or other communication (whether written or, to the knowledge of the Company, oral) from any Governmental Entity or any other Person regarding (i) any actual, alleged, possible, or potential violation of any Law, or (ii) any actual, alleged, possible, or potential obligation on the part of the Company Group to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)     Each member of the Company Group has in place compliance programs reasonably designed to cause such entity and its employees to comply with all applicable Laws and has made copies of such compliance program policies available to the Parent.

(c)     All material Permits required for the members of the Company Group to conduct their respective businesses as they are currently being conducted, or that are necessary for the lawful ownership, development and disposition of their respective properties and assets, are in the possession of the Company Group and are in full force and effect. A true, correct and complete list of all Permits held by the members of the Company Group is set forth in Schedule 3.16(c), which list specifies: (i) the jurisdiction in which the Permit is held; (ii) the purpose of such Permit or the lines of business for which the applicable member of the Company Group is licensed in such jurisdictions pursuant to such Permit; and (iii) the expiration date of the Permit. No member of the Company Group is relying on any exemption from or deferral of any Law or Permit that would not be available to such entity after the Closing Date. All applications required to have been filed for the renewal of any Permit have been duly filed with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made with the appropriate Governmental Entity, and in each case are effective. No event has occurred, or condition or state of facts exists that constitutes or, after notice or lapse of time or both, could reasonably be expected to constitute, a default or violation under any of the Company Group’s Permits or would permit revocation or termination of, or limitation or restriction upon, any of those Permits or would give rise to a fine or other Liability against the Company Group. No suspension, revocation or cancellation of any Permit is pending or has been threatened in writing or, to the knowledge of the Company, orally. Since December 31, 2017, no member of the Company Group has received any written or, to the knowledge of the Company, other notice of proceedings, inspections, audits or investigations relating to its Permits. No Permits of the Company Group will be adversely affected in any material respect by the transactions contemplated hereby or and such Permits will continue to be in full force and effect immediately after Closing.

(d)     Each employee and, to the knowledge of the Company, each other authorized Person acting for or on behalf of the Company Group, who is required by applicable Law to hold a Permit or other qualification to perform their duties in acting for or on behalf of the Company Group holds such Permit or other qualification and, in the course and scope of their duties, is performing only those services which are permitted by such Permit or other qualification.

3.17       Environmental Matters.

(a)     The Company Group is in compliance in all material respects with all applicable Environmental Laws (which compliance includes possession of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

(b)     No member of the Company Group has received, within the three (3) year period prior to the date hereof, any written (or, to the Company’s knowledge, oral) notice alleging a violation or Liability under any Environmental Law, or relating to the presence or alleged presence of Hazardous Substances in, under or upon the Leased Real Property or any offsite disposal facility or location.

(c)     No member of the Company Group has installed, Released, used, generated, treated, disposed of or arranged for the disposal of, transported or exposed any Person to any Hazardous Substances or owned or operated any facility contaminated by any Hazardous Substances, in any manner so as to create any material Liability under any Environmental Law for any member of the Company Group. The Company Group has not placed, stored, buried, or Released any Hazardous Substances produced by, or resulting from the Company Group’s operations, at any Leased Real Property, except for inventories of such substances to be used, and wastes generated therefrom, in the Ordinary Course of Business (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(d)     If applicable, the Company has made available for inspection to the Parent complete and correct copies of material studies, audits, assessments, memoranda and investigations pertaining to Hazardous Substances at the Leased Real Property or regarding the Company Group’s compliance with applicable Environmental Laws that are in the possession or control of any member of the Company Group.

(e)     No member of the Company Group uses Hazardous Substances at any Leased Real Property, except for de minimis amounts for cleaning and office purposes and only in compliance with all Environmental Laws. To the Company’s knowledge, there is not present in, on or under any Leased Real Property any Hazardous Substances in such form or quantity as to create any Liability for any member of the Company Group under any Environmental Law. No member of the Company Group has any material Liability under any Environmental Law nor is any member of the Company Group responsible for any material Liability of any other Person under any Environmental Law.

3.18      Affiliated Transactions. Except as set forth on Schedule 3.18, no officer, member of the board of directors, member of the board of managers, equityholder or Affiliate of any member of the Company Group or any individual in such officer’s, manager’s or director’s immediate family or any Affiliate of any Securityholder (each, an “Insider”) is a party to any Contract or transaction with any member of the Company Group (other than any employment, indemnification or compensation-related Contracts entered in the Ordinary Course of Business). No Insider is indebted to any member of the Company Group for money borrowed or other loans or advances, and no member of the Company Group is indebted to any such Person for money borrowed or other loans, advances or Indebtedness, and no such Person has guaranteed any Indebtedness of any member of the Company Group. No property or asset used in, or held for use in, the business of the Company Group is owned, directly or indirectly, by any Insider (other than the members of the Company Group).

3.19        Employees.

(a)     Schedule 3.19(a) sets forth a true, correct and complete listing of all employees of the Company Group (collectively, the “Company Group Employees”) and all independent contractors and leased employees (as defined in Section 414(n) of the Code) of the Company Group, as of the date hereof, including each such Person’s name (unless prohibited by any applicable privacy Law), job title or function, job location (including city and country) and whether such Person performs services primarily from a home office, employer entity name, current and prior calendar year salary or wage payable by the Company Group, and for each Company Group Employee, the amount and type of all bonus or incentive compensation (including commissions) paid or payable to such Person for the current and prior calendar year, the amount of accrued but unused vacation time, annual leave entitlement, or paid time off, each as of the date hereof, and each Company Group Employee’s current status (as to leave or disability status and full time or part time, exempt or nonexempt and temporary or permanent status), if applicable, any employee on a paid or unpaid furlough or temporary layoff since January 1, 2020, and the corresponding anticipated return-to-work date, if applicable, any employee on a non-immigrant visa, including the category of visa and the expiration date of the visa, if applicable, any employee on an international assignment to a county other than their base employment location, and, if applicable, any other information required to be provided to Merger Sub or Parent under applicable Laws. If any applicable privacy law prohibits the disclosure of certain information, the Seller shall provide information to the greatest extent possible to reflect the categories of information in Schedule 3.19(a). Other than as disclosed in Schedule 3.19(a), the Company Group has not paid or promised to pay any bonuses, commissions or incentives to any Company Group Employee, including any officer or director, or any independent contractor or leased employee of the Company Group. Each Person who provides services to the Company Group (i) is properly classified with respect to employment status for all purposes, including employment, labor and wage and hour compliance and Tax purposes, and (ii) who is classified and treated as an independent contractor, consultant or in a similar capacity qualifies as an independent contractor and not as an employee under applicable Law. The Company Group is in compliance in all material respects with all applicable Laws and Contracts relating to employment, employment practices, wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity and the termination of employment.

(b)     Each member of the Company Group has made available to the Parent a copy of its standard “at will” employment offer letter for U.S. Company Employees. Schedule 3.19(b) sets forth a true and complete list as of the date hereof of each separate written employment, independent contractor, consulting, severance, retention, deferred compensation, indemnification, termination or change-of-control Contract between any member of the Company Group and any individual employee, consultant, officer or director of any member of the Company Group, excluding, for purposes of this Section 3.19(b), (i) employment letters consistent with the Company Group’s standard “at will” employment offer letter for U.S. Company Employees that set forth the terms of an at-will employment arrangement (collectively, the “Existing Employment Agreements”) and (ii) termination or separation agreements, other than those entered into by a member of the Company Group and its United States employees in the three (3) year period prior to the date hereof. The Company Group has made available to the Parent a true and complete copy of all Existing Employment Agreements, including any amendments therein if applicable. Within the last 12 months, the Company Group has not altered the terms of employment or engagement of any non-U.S. Company Group Employees without receiving express written consent of such altered terms to the extent required by applicable Law.

(c)     To the knowledge of the Company, no officer or Company Group Employee at the level of manager or higher, no independent contractor whose departure would materially disrupt the operations of the Company Group, and no group of three or more Company Group Employees in a single department of the Company Group has, as of the date hereof, disclosed any plans to terminate his, her or their employment or relationship with the Company Group or otherwise served any notice of termination of any employment Contract.

(d)     Each member of the Company Group is in compliance in all material respects with applicable Laws respecting labor and employment, including without limitation with respect to employment practices; collective bargaining and employee representation; worker classification; workplace safety; immigration; parental leave and pay; information and data privacy and security; and the withholding and payment of social security and other Taxes.

(e)     Each member of the Company Group has paid or made provision for payment of all salaries and wages, which are payable by the Company Group to any Company Group Employees, independent contractors and leased employees, accrued through the date of the Closing and each member of the Company Group is not engaged in any unfair labor practices. Since December 31, 2017, there have been no Actions pending, or, to the knowledge of the Company, threatened against any member of member of the Company Group or any of its officers or directors (i) by any employee of the Company Group or (ii) by any Governmental Entity in connection with the employment of any such employee of the Company Group, including in each case, without limitation, with respect to redundancy payments, protection awards, compensation for wrongful dismissal or unfair dismissal, that involves or relates to any Company Group Employee or any former employee of the Company Group.

(f)     No member of the Company Group is a party to any labor, union, collective, industry, or collective bargaining agreement or other Contract with any labor organization, works council, employee group or other representative of the Company Group Employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from Company Group Employees to authorize representation by any labor organization, works council or employee group. Since December 31, 2017, there has not occurred or, to the knowledge of the Company, been threatened (i) any labor disputes, strikes, picketing, work stoppages or concerted refusals to work or other similar labor activities with respect to Company Group Employees, (ii) any Action against or affecting any member of the Company Group relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee, union, works council, or other labor organization with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Entity, organizational activity, or other labor or employment dispute against or affecting the Company Group or its premises, or (iii) any application for certification or recognition of a labor organization, works council, employee, collective bargaining group, or agent.

(g)     No member of the Company Group has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Law to conduct an investigation with respect to or relating to employees or independent contractors and, to the knowledge of the Company, no such investigation is in progress. No member of the Company Group has received a written notice, citation, complaint or charge asserting any violation of or Liability under the federal Occupational Safety and Health Act of 1970 or any similar applicable Law concerning employee health and safety. There are no workers’ compensation claims pending against any member of the Company Group.

(h)     No member of the Company Group is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, pensions, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(i)     No member of the Company Group has effectuated: (i) a workforce reduction, redundancy process, layoff or group termination impacting a group of Company Group Employees since December 31, 2017; (ii) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any member of the Company Group; or (iii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any member of the Company Group. Since January 1, 2017, no member of the Company Group has initiated the termination of the employment of any non-U.S. employee without first receiving approval from the relevant labor authority or entering into a mutual termination agreement with such employee, to the extent required by applicable Law.

(j)     Each member of the Company Group has in its files a Form I-9 that is, in all material respects, validly and properly completed in accordance with applicable Law for each U.S. Company Group Employee or former employee of the Company Group with respect to whom such form is required under applicable Law. Schedule 3.19(h) sets forth a correct and complete list of all Company Group Employees who, to the knowledge of the Company, are not United States citizens, together with a description of the type of employment visa or permanent resident status held by such Company Group Employee, and the expiration date of such visa. Each employee of the Company Group who works outside of the United States is authorized to work in the country in which such employee works.

(k)     The Company Group has made available to the Parent a true and complete copy of each employee handbook that applies to the Company Group Employees and all other policies, if any, applicable to any Company Group Employee or independent contractor of the Company Group, including any remote work or return-to-work policies or plans.

(l)     The knowledge of the Company, none of the employees or independent contractors of the Company Group are included in the “List of Excluded Individuals/Entities” maintained by the Office of Inspector General of the United States Department of Health and Human Services.

(m)     Since December 31, 2017, (i) no allegations of harassment have been made against any former employee of the Company Group or any Company Group Employee who has been or is in a position of manager or above, (ii) there has been no complaint alleging unlawful discrimination, retaliation or harassment, and (iii) no member of the Company Group has entered into any settlement agreements related to specific allegations of sexual harassment or misconduct by or against any Company Group Employee at a manager level or above.

3.20       Privacy and Information Security.

(a)     Each member of the Company Group is and has been in material compliance with (i) all applicable Privacy and Information Security Requirements, (ii) its public privacy policies and notices and (iii) all provisions of Contracts relating to the Processing of Personal Data and any related notifications. Without limiting the foregoing, to the extent required by applicable Privacy and Information Security Requirements, each member of the Company Group has posted in accordance with Privacy and Information Security Requirements a privacy policy governing its Processing of Personal Data on its public websites and internally for its employees.

(b)     The Company Group has (i) developed, implemented, and conducted its business in compliance with any of its public privacy notices and data security and privacy policies and procedures (copies of which have been made available to the Parent or are otherwise publicly available), (ii) maintained commercially reasonable administrative, technical, and physical security measures designed to protect the confidentiality, integrity and availability of Personal Data in its possession or control, and to prevent the loss and unauthorized use, access, alteration, destruction or disclosure of such Personal Data, and (iii) trained its employees to follow these policies and procedures.

(c)     No member of the Company Group, nor any other Person, has received or been subject to any Order, notice, allegation, complaint or other communication, and there is no pending or threatened investigation, action, allegation, complaint, or Order, by any Governmental Entity or payment card association regarding any actual or possible violation of any Privacy and Information Security Requirement or the Processing of Personal Data by or with respect to the Company Group.

(d)     The Company Group has not suffered, discovered, or been notified of any unauthorized acquisition, use, disclosure, access to, or breach of any Company Data that (i) constitutes a breach or a data security incident under any applicable Privacy and Information Security Requirement or would trigger a notification or reporting requirement under any Contract to which it is a party, any other Contract or the Payment Card Industry Data Security Standards; or (ii) materially compromises (individually or in the aggregate) the security or privacy of such Personal Data.

(e)     The Company Group has not notified, and has not been required to notify, any breach or compromise of Personal Data to any Person or Governmental Entity, either voluntarily or based on Contract obligations or Privacy and Information Security Requirements.

(f)     No member of the Company Group has any Contract obligation to maintain Personal Data in a manner that physically separates data of one customer from another.

(g)     The Company Group has performed a security risk assessment that meets the requirements of applicable Privacy and Information Security Requirements, and has created and maintained documentation in accordance with the applicable Laws and Privacy and Information Security Requirements. The Company Group has addressed and remediated all threats and deficiencies identified in such security risk assessment.

(h)     The Company Group has provided all requisite notices and obtained all required consents, and satisfied all other requirements (including to notify any applicable Governmental Entities) necessary for the Company Group’s Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business of the Company Group and in connection with the consummation of the transactions contemplated hereby. The consummation of the transactions contemplated hereby does not and will not violate any Privacy and Information Security Requirements, Contract obligation related to Personal Data, or any Company Group privacy policy. Immediately following the Closing, subject to applicable Privacy and Information Security Requirements, Parent will own and continue to have the right to use all Personal Data on identical terms and conditions as the Company Group enjoyed immediately prior to Closing.

(i)     No member of the Company Group nor anyone acting on its behalf, and no software tool created or used by or on behalf of any member of the Company Group, has used false log-on credentials with respect to any third-party website or other false representation or statement to obtain any Company Data or other private information or data. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not give rise to any right on the part of any Person to impair any such rights or impose any such obligations or restrictions.

3.21      Brokerage. Except for fees and expenses of Persons listed on Schedule 3.21, there are no Liabilities for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company or any Operating Subsidiary.

3.22      Vote Required. The Stockholder Approval is the only vote of any class or series of equity securities required to approve this Agreement and the transactions contemplated by this Agreement, including the Merger, and the Stockholder Approval (including the Requisite Stockholder Approval) will be obtained timely and in accordance with the DGCL and the Company’s Organizational Documents.

3.23      Certain Payments. No member of the Company Group, no Affiliate of the Company Group on behalf of, or in support of the Company Group, and no manager, director, officer, employee or, to the knowledge of the Company, agent of the Company Group or any other Person acting for or on behalf of the Company Group, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company Group or any of their Affiliates, or (iv) in violation of any Law, or (b) established or maintained any fund or asset that was required to be, but has not been, recorded in the books and records of any member of the Company Group or made any false entries on its books and records for any reason.

3.24      Title; Sufficiency of Assets. The assets of the Company Group constitute all of the assets, tangible and intangible, necessary for the operation of the business of the Company Group as conducted and as presently proposed to be conducted. Each member of the Company Group has good and valid title to, or a valid leasehold interest in, all the material assets, whether real or personal and whether tangible or intangible, used in the conduct of its business, free and clear of all Liens, except for Permitted Liens and Liens securing Indebtedness that will be released at the Closing in accordance with this Agreement, and such assets are sufficient for the conduct of the business of the Company Group. Each material tangible asset of the Company Group, whether real or personal, is suitable for the purposes for which it is used by the Company Group, is free from defects (patent and latent), except for immaterial defects and ordinary wear and tear which do not adversely affect use and operation in the Ordinary Course of Business, and has been maintained in accordance with normal industry practices.

3.25       Bank Accounts. Set forth on Schedule 3.25 is a complete and correct list of each bank or financial institution in which the Company Group has an account, safe deposit box or lockbox, or maintains a banking, custodial, trading or similar relationship, the number of each such account or box, and the names of all Persons authorized to draw thereon or having signatory power or access thereto.

3.26       Material Customers and Vendors. Schedule 3.26 sets forth the names of the fifteen (15) largest customers of the Company Group, by consolidated revenues of the Company Group for the year ended December 31, 2019 and for the eleven-month period ending November 30, 2020 (the “Material Customers”), and the amount of recognized revenues from each such Material Customer during such time periods. Schedule 3.26 also sets forth the names of each vendor and supplier of the Company Group to which the Company Group made payments in excess of $100,000 in the aggregate during the year ended December 31, 2019 or in excess of $92,000 for the eleven-month period ending November 30, 2020 (the “Material Vendors”), and the amount of payments made to each such vendor during such time periods. All Material Customers continue to be customers of the Company Group and all Material Vendors continue to be vendors of the Company Group. No member of the Company Group has received written or, to the knowledge of the Company, oral notice from any Material Customer or Material Vendor that it intends to reduce materially its business with any member of the Company Group from the levels achieved during the year ended December 31, 2019. Since December 31, 2019, no Material Customer or Material Vendor has terminated its relationship with any member of the Company Group nor, to the knowledge of the Company, has any threatened to do so. No member of the Company Group is involved in any material claim, dispute or controversy with any Material Customer or Material Vendor.

3.27      No Other Representations or Warranties. Notwithstanding any provision of this Agreement to the contrary, except for the representations and warranties expressly made by the Company in this Article III or by any Person in any Ancillary Agreement, neither the Company, nor any Operating Subsidiary nor any Affiliate thereof nor any other Person makes any representation or warranty with respect to the Company Group (or any member thereof) or the respective businesses, operations, assets, Liabilities, condition (financial or otherwise), Affiliates or prospects of the Company Group (or any member thereof), notwithstanding the delivery or disclosure to the Parent, the Merger Sub or any of their respective Affiliates or representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly made by the Company in this Article III or by any Person in any Ancillary Agreement, all other representations and warranties, whether express or implied, are expressly disclaimed by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE PARENT AND THE MERGER SUB

The Parent and the Merger Sub represent and warrant to the Company that each of the following are and will be true, correct and complete, each as of the date hereof and as of the Closing Date:

4.01       Organization and Power. The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota, with full power and authority to enter into this Agreement and perform its obligations hereunder. The Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. There is no pending, or to the knowledge of the Parent, threatened, Action for the dissolution, liquidation or insolvency of either the Parent or the Merger Sub.

4.02       Authorization. The execution, delivery and performance of this Agreement by the Parent and the Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by the Parent and the Merger Sub and, assuming that this Agreement is a valid and binding obligation of the other Parties, this Agreement constitutes a valid and binding obligation of the Parent and the Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03       No Violation. Subject to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither the Parent nor the Merger Sub is subject to or obligated under its certificate of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, which would be breached or violated in any material respect by the Parent’s or the Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not materially and adversely affect the Parent’s or the Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

4.04       Governmental Consents, etc. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither the Parent nor the Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or each Ancillary Agreement to which Parent or the Merger Sub is a party or the consummation of the transactions contemplated hereby and thereby, except, in each case, as would not materially and adversely affect the Parent’s or the Merger Sub’s ability to consummate the transactions contemplated by this Agreement. No consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by the Parent or the Merger Sub in connection with its execution, delivery and performance of this Agreement and each Ancillary Agreement to which Parent or the Merger Sub, as applicable, is party or the consummation of the transactions contemplated hereby or thereby, except, in each case, as would not have a Parent Material Adverse Effect.

4.05       Litigation. As of the date hereof, there is no Action pending or, to the Parent’s knowledge, threatened against the Parent or the Merger Sub at Law or in equity, or before or by any Governmental Entity, which would have, or would reasonably be expected to have, a Parent Material Adverse Effect.

4.06       Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Parent or the Merger Sub or any of their respective Affiliates, except, in each case, as would not have a Parent Material Adverse Effect.

4.07      Financing. The Parent will have available to it at the Closing, the financial capability necessary and sufficient to consummate the transactions contemplated by this Agreement and to satisfy Parent’s monetary and other obligations contemplated by this Agreement, including the Earnout Payment (assuming such Earnout Payment will be paid in full) the Escrow Agreement and the Paying Agent Agreement. It is acknowledged and agreed by the Parent that the obligations of the Parent under this Agreement are not subject to any conditions regarding the Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

4.08      Purpose. The Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. The Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. The Merger Sub is a wholly owned Subsidiary of the Parent.

4.09      Capitalization. The authorized capital stock of the Parent consists of 10,000,000 shares of preferred stock, par value $0.001 (the “Parent Preferred Stock”) and 150,000,000 Parent Shares. As of December 31, 2020, 0 shares of Parent Preferred Stock were issued and outstanding and 26,776,796 Parent Shares were issued and outstanding. The authorized capital stock of each Merger Sub consists solely of 1,000 shares of common stock, par value $0.0001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is directly owned by the Parent.

4.10       Valid Issuance. The Parent Shares to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions as provided in the Joinder Agreements) will be free of restrictions on transfer.

4.11       SEC Reports; Financial Statements.

(a)     The Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof since December 31, 2017 (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis in accordance with the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. The SEC Reports do not include any statements, which inclusion or omission would render the SEC Reports misleading in any material respect as of the respective dates thereof. The financial statements of Parent included in the SEC Reports (the “Parent Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. The Parent Financial Statements have been prepared in accordance with GAAP in all material respects and except as may be otherwise specified in such financial statements or the notes thereto. The Parent Financial Statements are complete and correct in all material respects and fairly and accurately present in all material respects the financial position, assets, liabilities and results of operations of the Parent at the respective dates and for the periods referred to in the Parent Financial Statements. The Parent Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Parent Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, Ernst & Young LLP has not resigned (or informed the Parent that it intends to resign) or been dismissed as independent registered public accounts of the Parent.

(b)     The Parent has established and maintains, and at all times since December 31, 2017 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. The Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2017, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent’s board of directors (the material circumstances of which (if any) and significant facts learned during the preparation of such disclosure have been made available to the Company prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting and (iii) any written claim or allegation regarding clauses (i) or (ii). Since December 31, 2017 through the date hereof, neither the Parent nor any subsidiary of the Parent has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

(c)     The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Neither the Parent nor, to the knowledge of Parent, any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d)     Neither the Parent nor any subsidiary thereof is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent in the Parent Financial Statements or any SEC Report.

4.12      Acknowledgment. Each of Parent and Merger Sub acknowledges that it has conducted and completed its own investigation, analysis and evaluation of the Company and its financial condition, business, operations, results of operations, properties, assets, liabilities, prospects, and other matters relating to the Company, that it has made all such reviews and inspections of the financial condition, business, operations, properties, assets and prospects of the Company as it has deemed necessary or appropriate, that it has had the opportunity to request all information it has deemed relevant to the foregoing from the Company in making its decision to enter into this Agreement, and that each of Parent and Merger Sub have relied solely on the foregoing investigation and analysis and the representations and warranties set forth in Article III or in any Ancillary Agreement. Notwithstanding anything to the contrary in this agreement, Parent retains all rights and remedies with respect to claims for Fraud, and nothing in this Agreement shall be deemed to release or waive any such rights or remedies.

ARTICLE V

COVENANTS OF THE COMPANY AND SECURITYHOLDERS

5.01     Conduct of the Business. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth on Schedule 5.01, (ii) if the Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) as otherwise expressly contemplated by this Agreement, the Company shall and shall cause each Operating Subsidiary to (1) conduct its business only in the Ordinary Course of Business (except as required to comply with any COVID-19 Measures and to reasonably preserve the health and safety of Company employees in connection with the COVID-19 Pandemic)); (2) maintain the present business organization of the Company Group, conduct the operations of the respective businesses of the members of the Company Group in compliance with applicable Laws in all material respects, maintain in full force and effect all Permits of the Company Group that are required for the Company Group to operate its businesses, and preserve the assets and properties of the Company Group in good repair and condition; (3) use reasonable best efforts to preserve intact the relationships with the Company Group’s customers, suppliers, licensors, licensees, advertisers, partner banks, custodians, employees and other third parties having significant business dealings with the Company Group and (4) without limiting the generality of the foregoing, not:

(a)     except for issuances of Common Stock as may result from the exercise of Options outstanding under the Company Incentive Plan as of the date hereof in accordance with the applicable employee stock option agreements existing thereunder as of the date hereof, or issuances of replacement certificates for shares of Common Stock, issue, sell, deliver, or subject to any Lien or otherwise dispose of any of its equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its equity securities;

(b)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)     amend or authorize any amendment to its Organizational Documents;

(d)     make any redemption or purchase of its equity interests;

(e)     pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to its equity or other securities, except for any dividend paid in cash in the Ordinary Course of Business that does not reduce Cash below the Target Cash Amount;

(f)     sell, lease, assign, license, convey or otherwise transfer or dispose of any material assets or properties or permit any mortgage or other Lien on any material assets or properties of the Company Group;

(g)     sell, assign, transfer or license any Company Intellectual Property, except for licenses in the Ordinary Course of Business;

(h)     breach, amend, modify, terminate, fail to renew or waive any provision under any Material Contract, or enter into any Contract that, if existing on the date of this Agreement, would be a Material Contract;

(i)     terminate, amend, modify, relinquish, fail to renew or otherwise suffer to terminate any Permit;

(j)     make, accelerate or defer any capital expenditures other than making budgeted capital expenditures in the Ordinary Course of Business consistent with the annual budget made available to the Parent;

(k)     enter into any Contract or transaction with any of its employees outside the Ordinary Course of Business, or enter into any Contract or transaction with any Insider;

(l)     except as required by applicable Law or under the terms of any Company Employee Benefit Plan, (i) grant or announce any severance or termination pay policies, any incentive awards, any retention, sale or change of control compensation, or any increase in the salaries, bonuses, commissions or other compensation, remuneration and benefits payable by the Company Group to any of its officers or employees; (ii) increase the benefits under any Company Employee Benefit Plan; or (iii) terminate or materially amend any Company Employee Benefit Plan or adopt any material arrangement for the current or future benefit or welfare of any officer or employee of the Company Group that would be a Company Employee Benefit Plan if it were in existence as of the date hereof;

(m)     (i) make any payment to or for the benefit of any employee, officer, director or equityholder of the Company Group or any entity in which any such Persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock which is beneficially owned by any of such Persons), except for the payment of salary or other employment-related compensation in the Ordinary Course of Business, or (ii) make or obligate itself to make any payment to or for the benefit of any Person in contemplation of the change in control of any member of the Company Group;

(n)     Make any loans, advances or capital contributions to, or investments in, any Person;

(o)     terminate any Company Group Employee outside of the Ordinary Course of Business;

(p)     (i) conclude or agree to any corrective action plans, consents, decrees, actions or orders, or (ii) cancel, compromise or settle any claim that is related to or affects the Company Group, or waive or release any rights of any member of the Company Group, in either case in an amount in excess of $50,000 individually or $100,000 in the aggregate or involving any non-cash payments or non-monetary relief or restrictions and which do not place any restrictions on the operations of any member of the Company Group;

(q)     make or change any election in respect of Taxes, amend any filed Tax Return, adopt or request permission of any taxing authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r)     make any change in any method of accounting or accounting practice policy, practices or principles, or change its reserve policies other than as required by GAAP or applicable Law;

(s)     issue any note, bond or other debt security, or create, incur, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than Indebtedness under the Credit Agreement as in effect as of the date hereof and with respect to which the Company Group’s obligations will be released in full at or prior to the Closing;

(t)     accelerate, beyond the normal collection cycle, the collection of accounts receivable or defer the payment of any Liability outside the Ordinary Course of Business;

(u)     cancel or terminate any insurance policies or permit any of the coverage thereby to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing, to the extent reasonably available, coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(v)     take any actions with respect to collection practices that would result in any material losses or material adverse changes in collections, whether or not in the Ordinary Course of Business;

(w)     make charitable contributions or pledges which in the aggregate exceed $50,000;

(x)     enter into any new line of business or exit any line of business;

(y)     acquire (by merger, consolidation or acquisition of stock or assets) any business, corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit or enter into any joint venture or partnership; or

(z)     agree or otherwise commit in writing to take any of the actions prohibited by this Section 5.01.

5.02     Access to Books and Records. Subject to Section 6.06, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall provide the Parent and its authorized employees, officers, legal and accounting advisors and other representatives (the “Parent’s Representatives”) with reasonable access during normal business hours, and upon reasonable notice, to the offices, properties, facilities, personnel, and all books and records of the Company Group in order for the Parent to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby and shall furnish the Parent with all financial, operating and other data and information with respect to the Company Group as the Parent, through the Parent’s Representatives, may reasonably request, including monthly unaudited consolidated balance sheets, statements of income, statements of cash flows and key sales metrics of the Company Group, prepared in a manner consistent with prior periods along with the standard monthly reporting package provided to the management of the Company Group. Notwithstanding the foregoing, in exercising access rights under this Section 5.02, the Parent and the Parent’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of the Company Group. Notwithstanding anything herein to the contrary, such access or examination may be limited to the extent that it would require the Company Group to disclose information subject to attorney-client privilege or attorney work-product privilege or violate any applicable Law; provided that the Company shall use its reasonable best efforts to provide the Parent with alternative access or disclosure sufficient to convey the substantive details concerning the applicable matter in a manner that is consistent with applicable Law or that would not reasonably be expected to result in the loss of attorney-client privilege or attorney work-product privilege (as applicable), including, with respect to disclosure that would result in the loss of privilege, by entering into a joint defense privilege (and any related required documentation) with the Parent. Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to Closing set forth in Section 7.01(a).

5.03      Efforts to Consummate. Subject to the terms and conditions herein provided, including the obligations set forth in Section 6.04, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company Group shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article VII). The Parties acknowledge and agree that nothing contained in this Section 5.03 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Company Group’s obligations under this Agreement.

5.04      Exclusive Dealing. Except in connection with any issuance of shares of Common Stock pursuant to the exercise of an outstanding Option or any issuance permitted pursuant to the terms of this Agreement, during the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, the Company will not, and will cause the Company Group and their respective directors, officers, employees with knowledge of this Agreement, advisors, representatives and agents (collectively, the “Company Representatives”) not to, directly or indirectly, (a) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any Acquisition Transaction, (b) facilitate, solicit or initiate any discussions or negotiations, or the making of any proposal related to an Acquisition Transaction, (c) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or any Operating Subsidiary in connection with a potential Acquisition Transaction, or (d) otherwise cooperate in any way with or support any effort or attempt by any other Person or entity to do or seek any of the foregoing. The Company Group, Securityholders and Company Representatives shall cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than the Parent and the Parent’s Representatives) conducted heretofore with respect to any Acquisition Transaction. For purposes hereof, “Acquisition Transaction” shall mean a transaction (other than the transactions contemplated hereby) involving (i) any sale of stock or other equity interests in any member of the Company Group, (ii) a merger, consolidation, share exchange, business combination, or other similar transaction involving any member of the Company Group and an unaffiliated entity, (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any material assets of the Company Group outside the Ordinary Course of Business in a single transaction or a series of related transactions or (iv) any agreement to, or public announcement by any Securityholder or any member of the Company Group, of a proposal, plan or intention to, do any of the foregoing. The Company shall promptly (and in any event within forty-eight (48) hours of the occurrence of the relevant event) notify the Parent in writing (by email) if any written inquiries, proposals or requests for information concerning an Acquisition Transaction are received by any member of the Company Group or any Company Representative. Such written notice shall include the material terms and conditions of the proposed Acquisition Transaction to the extent included within such written inquiries, proposals or requests for information.

5.05      Payoff Letters and Lien Releases. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use reasonable best efforts to deliver to the Parent customary payoff letters, in form and substance reasonably satisfactory to the Parent, in connection with the repayment of the Indebtedness for borrowed money in accordance with Section 2.02(f) and to make arrangements for the holders of such Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, customary Lien releases to the Parent.

5.06      Stockholder Approval. The Company will, through its board of directors, in compliance with applicable Law and the Company’s Organizational Documents, recommend to the Stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated herein prior to Closing. Within twenty-four (24) hours following the execution and delivery of this Agreement, the Company shall deliver to Parent a written consent of the Stockholders identified on Schedule I (the “Written Consent”) representing in excess of 99% of the voting power of the outstanding Capital Stock (the “Requisite Stockholder Approval”). The Company will comply with all requirements of the DGCL, other applicable Laws, its Organizational Documents and applicable agreements among the Securityholders in connection with obtaining the Written Consent, including all notice and disclosure requirements. The Company will promptly after the date hereof (but in any event prior to the Closing) provide notice of this Agreement and the transactions contemplated hereby to the Stockholders who did not execute the Written Consent in a manner that complies with the DGCL, other applicable Laws, its Organizational Documents and any applicable Contracts. The Company shall provide to Parent, no later than two (2) Business Days prior to its distribution to each applicable Stockholder, a draft of a notice and information statement providing notice of (a) actions taken by less than unanimous consent as required by Section 228 of the DGCL and (b) approval of the Agreement, the Merger and the availability of appraisal rights as required by Section 262 of the DGCL.

5.07      Section 280G. The Company shall request that each Person (each, a “Disqualified Individual”) to whom any payment or benefit is required or proposed to be made in connection with the transactions contemplated by this Agreement that could constitute “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”) execute a written agreement (the form of which shall be provided to the Parent no later than three (3) Business Days prior to delivery to any Disqualified Individual for the Parent’s approval) waiving such Disqualified Individual’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code. In connection with the foregoing, Parent shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Parent or its Affiliates (“Parent Payments”), together with all Section 280G Payments, would reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least two (2) days prior to the solicitation of stockholder approval of the Waived Benefits (including the Parent Payments) (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date). No later than two (2) days prior to the Closing, the Company shall submit the Waived Benefits of each Disqualified Individual who has executed a waiver in accordance with this Section 5.07 for approval of the Company’s stockholders (the form of such approval and all related materials including a description of all Waived Benefits and Parent Payments shall be provided to the Parent at least two (2) Business Days prior to such solicitation for the Parent’s reasonable approval) and such Disqualified Individual’s right to receive the Waived Benefits shall be conditioned upon receipt of the requisite approval by the Company’s stockholders in a manner that complies with Section 280G(b)(5)(B) of the Code. The Company shall certify to Parent the receipt of the stockholder approval pursuant to this Section 5.07.

ARTICLE VI

ADDITIONAL COVENANTS

6.01     Post-Closing Access to Books and Records. From and after the Closing until the sixth (6th) anniversary of the Closing Date, the Parent shall, and shall cause the Surviving Company to, provide the Securityholder Representative and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, upon reasonable notice, to the books and records of the Company with respect to periods or occurrences prior to or on the Closing Date, to the extent necessary for the Securityholder Representative to comply with, respond to or prepare (as applicable) any Tax audits, Tax Returns, insurance claims, Governmental Entity investigations, or financial statements. Such books and records shall be maintained by the Parent and the Surviving Company in accordance with the Parent’s document retention policies and procedures. Notwithstanding anything herein to the contrary, such access or examination may be limited so as not to unreasonably disrupt the business of the Parent or the Company Group and to the extent that it would require the disclosure of information subject to attorney-client privilege or attorney work-product privilege or violate any applicable Law.

6.02      Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement the Parent has knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(i), as applicable, not to be satisfied as of the Closing Date, the Parent shall disclose to the Company such breach. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement the Company has knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article III or any covenant that would cause the conditions set forth in Section 7.01(a), Section 7.01(b) or Section 7.01(f), as applicable, not to be satisfied as of the Closing Date, the Company shall disclose to the Parent such breach or occurrence as promptly as practicable. The delivery of any notice pursuant to this Section 6.02 shall not be deemed to modify or qualify the representations and warranties in Article III or Article IV for purposes of Article VII or Article VIII. In connection with the continued operation of the Company Group during the period commencing on the date hereof and ending on the Closing Date, to the extent reasonably requested by the Parent, the Company shall confer in good faith on a regular basis with the Parent regarding material operational matters and the general status of ongoing operations of the Company Group to the extent reasonably requested by the Parent and as permitted by applicable Law.

6.03       Indemnification of Officers and Directors of the Company.

(a)     Reasonably promptly and as soon as practicable following the Closing Date, the Company shall purchase and fully pay for an extended reporting period or “tail” insurance coverage for pre-Closing Liabilities of the Company Group’s respective directors, managers and officers (the “D&O Indemnified Parties”), which shall provide such D&O Indemnified Parties with coverage for six (6) years following the Closing Date (the “D&O Tail Policy”), to provide insurance coverage for events, acts or omissions occurring prior to the Closing for all Company D&O Indemnified Parties and such D&O Tail Policy shall contain terms, conditions, retentions and limits of liability that are at least equal to those provided under the Company Group’s current directors’, officers’ and mangers’ liability insurance policies, underwritten by the insurers of the current policies or one or more insurers with an A.M. Best rating no less than the A.M. Best rating of the insurers of the current policies. The Parent shall not, and shall cause the Surviving Company not to, take any action to eliminate the D&O Tail Policy.

(b)     From and for a period of six (6) years following the Effective Time, the Parent shall not, and shall cause the First-Step Surviving Corporation and the Surviving Company and its Operating Subsidiaries not to, amend, repeal or modify any provision in the organizational documents of the First-Step Surviving Corporation or the Surviving Company and its Operating Subsidiaries relating to the exculpation, indemnification or advancement of expenses of any D&O Indemnified Party in a manner that would reasonably be expected to affect adversely in any material respect the rights of any D&O Indemnified Party to be indemnified, to the fullest extent permitted under applicable Law, pursuant to the Governing Documents of the Company, or as otherwise agreed by Contract with such D&O Indemnified Party as they existed prior to the Closing, against any costs or expenses (including attorneys’ fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, liabilities or amounts paid in settlement incurred in connection with any claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing to the extent relating to the fact that the D&O Indemnified Party was a manager or officer of the Company, whether asserted or claimed prior to, at or after the Closing. To the fullest extent permitted by Law, from and after the Closing, all rights to indemnification, as provided in the Organizational Documents of the Company Group in effect on the Closing Date, in favor of the D&O Indemnified Parties with respect to their activities on behalf of the Company Group prior to the Closing, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years following the Closing; provided, however, that with respect to any claim for indemnification by any Buyer Indemnified Parties under Article VIII or other claims arising under this Agreement, none of the foregoing Persons entitled to indemnification in accordance with this Section 6.03 shall be entitled to make any claim for indemnification or any right of contribution against any of the Parent, the First-Step Surviving Corporation, the Surviving Company, any Operating Subsidiary or any of their Affiliates by reason of the fact that such person was an employee, director, agent, manager or officer of any member of the Company Group with respect to any Losses claimed by any of the Buyer Indemnified Parties against such D&O Indemnified Party in his or her capacity as an Indemnification Party pursuant to this Agreement.

(c)     The provisions of this Section 6.03 shall survive the consummation of the Merger and the Effective Time and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors, heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.03 shall not be terminated or modified in such a manner as to adversely affect any Buyer Indemnified Party to whom this Section 6.03 applies without the consent of such affected Buyer Indemnified Party, it being understood and agreed that the Buyer Indemnified Parties are intended to have rights of enforcement under this Agreement.

6.04      Consents; Regulatory Filings. On the terms and subject to the conditions of this Agreement (including this Section 6.04), each of Parent and the Company will (and the Company will cause each Operating Subsidiary to) reasonably cooperate with each other and use its reasonable best efforts to promptly obtain all consents, waivers, clearances, approvals or authorizations of any Governmental Entity or other Person, in each case required in connection with the consummation of the transactions contemplated hereby.

6.05       Efforts to Consummate. Subject to the terms and conditions herein provided, including Section 6.04, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Parent and the Merger Subs shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article VII). The Parties acknowledge and agree that nothing contained in this Section 6.05 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of the Parent’s or the Merger Subs’ respective obligations under this Agreement.

6.06      Contact with Customers and Suppliers. The Parent and the Merger Subs each hereby agrees that from the date hereof until the Closing Date or the earlier termination of the Agreement, it is not authorized to, and shall not (and shall not permit any of its representatives or Affiliates to) contact and communicate with the customers, providers, and suppliers of any member of the Company Group regarding the transactions contemplated hereby without the prior consultation with and consent of the Company’s Chief Executive Officer (such consent not be unreasonably withheld, conditioned or delayed); provided, however, that this Section 6.06 shall not prohibit any contacts by the Parent or the Parent’s Representatives with the customers, providers, service providers and suppliers of any member of the Company Group that are unrelated to the transactions contemplated hereby.

6.07       Employee Matters.

(a)     For a period beginning on the Closing Date and continuing thereafter through the date that is twelve (12) months after the Closing Date (the “Continuation Period”), Parent will provide, or will cause the Surviving Company to provide, each employee of the Company and each Operating Subsidiary as of the Closing Date (collectively, “Continuing Employees”) with (i) salary or hourly wage rate and target cash incentive opportunities (excluding equity compensation) that are substantially comparable in the aggregate to the salary or hourly wage rate and target cash incentive opportunities provided to such Continuing Employee immediately prior to the Closing Date, and in any event the salary or hourly wage rates required under applicable law, and (ii) employee benefits that are substantially comparable in the aggregate to either the employee benefits provided under the Company Employee Benefit Plans in which such Continuing Employees participated immediately prior to the Closing Date or to the employee benefits provided to similarly situated employees of the Parent (as determined by the Parent in its sole discretion).

(b)     The Parent will, and will cause the Surviving Company and each applicable Operating Subsidiary to, grant all Continuing Employees full credit for all service with the Company or such Operating Subsidiary (or predecessor employers to the extent the Company or such Operating Subsidiary provides such past service credit) prior to the Closing Date for purposes of eligibility, vesting, benefit accrual (excluding benefit accrual or eligibility purposes under a defined benefit plan or retiree medical plan) and determining the level of vacation, personal and sick days, paid time off and severance benefits under any benefit or compensation plan, program, policy or agreement (but excluding any equity-based plan of the Parent or its Affiliates) made available to Continuing Employees on or after the Closing Date occurs (collectively, the “New Plans”) to the same extent such service was recognized immediately prior to the Closing Date by the Company or the applicable Operating Subsidiary; provided, however, that such Continuing Employees’ service will not be recognized under the New Plans to the extent that such recognition would result in any duplication of benefits. In addition, to the extent lawful and to the extent permitted under the group health benefit plans maintained by the Parent or its Affiliates, the Parent will, and will cause the Surviving Company and each applicable Operating Subsidiary to take all commercially reasonable actions necessary to: (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that provide group health benefits in which Continuing Employees commence participation during the plan year in which the Closing Date occurs to the extent such exclusions, requirements or limitations were waived or satisfied by a Continuing Employee under any Company Employee Benefit Plan providing health benefits in which the Continuing Employee participated immediately prior to the Closing, and (ii) subject to the cooperation of the Company Group’s vendor partners, cause any deductible, co-insurance and out-of-pocket expenses paid by any Continuing Employee (or covered dependent thereof) prior to the Closing Date under a Company Employee Benefit Plan that provides health benefits during the plan year in which the Closing Date occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any New Plan that provides health benefits for the plan year in which the Closing Date occurs. The Parent will, or will cause the Surviving Company and each applicable Operating Subsidiary to, honor all accrued but unused vacation, annual leave, paid-time off, personal and sick days of Continuing Employees as of the Closing Date.

(c)     Nothing contained in this Section 6.07, express or implied, (i) is intended to confer upon any Continuing Employee or any other Person any right to continued employment or any particular term or condition of employment for any period, (ii) will prohibit or limit the ability of the Parent or the Surviving Company or any of their respective Affiliates from amending, modifying or terminating any benefit or compensation plan, program, policy, Contract, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) will constitute an amendment to or any other modification of any New Plan or Company Employee Benefit Plan or other benefit or compensation plan, program, policy, Contract, agreement or arrangement. Further, this Section 6.07 will be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 6.07, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever (including any third-party beneficiary rights) under or by reason of this Section 6.07.

(d)     Following the Closing, the Surviving Company shall, and shall cause its employees, officers, advisors and agents to, cooperate with the Parent and its advisors and agents by responding in a timely manner to the Parent’s reasonable requests for information and documentation concerning the Company’s employees, consultants and independent contractors, including requests for payroll records, position descriptions, information on meal and rest breaks and other documents and information regarding employees’ and consultants’ classifications, wages and hours, or other terms and conditions of engagement or employment.

(e)     The Parent reserves the right to request in writing, not fewer than five (5) Business Days prior to the Closing, that the Company Group adopt all board resolutions evidencing the actions necessary to terminate one or more of the Company Employee Benefit Plans that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each, a “401(k) Plan”). If so directed by the Parent, the termination of such 401(k) Plans shall be effective no later than the date that is immediately prior to the Closing. Upon the Parent’s request, the Company shall provide the Parent with copies of such board resolutions evidencing the corporate actions purporting to terminate the identified 401(k) Plans at least two (2) Business Days before their adoption, and such resolutions shall be subject to the Parent’s reasonable review and comment.

(f)     Within a reasonable time after the Closing (and in any event within 30 days), the Parent (or its applicable Affiliate) will adopt and implement a management incentive plan on substantially the terms set forth on Exhibit F and with respect to the individuals set forth on Exhibit F.

6.08       Termination of Contracts. Effective as of the Closing, each member of the Company Group shall terminate all Contracts between or among any member of the Company Group and any Insider, except as set forth on Schedule 6.08.

6.09      RWI Policy. On the date hereof, the Parent shall enter into a conditional binder agreement for the RWI Policy in the form previously provided to the Company.  From and after the binding of the RWI Policy, Buyer shall not cancel, amend, modify, supplement or otherwise alter the RWI Policy in any manner adverse to the Securityholders without the prior written consent of the Company (prior to Closing) or the Securityholder Representative (following the Closing). The Parent shall use commercially reasonable efforts to satisfy all conditions to the issuance of the RWI Policy.

6.10      Registration and Listing of Parent Shares.

(a)     On February 16, 2021 (the “Filing Date”), so long as each Qualified Holder to be included in the Registration Statement has completed and provided to the Company a customary selling stockholder questionnaire and any other reasonably requested customary information for purposes of the Registration Statement, Parent shall file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (such registration statement, including all amendments and supplements thereto and all exhibits and all material incorporated by reference therein, being referred to as the “Registration Statement”) and a Prospectus covering the resale of all the Total Parent Shares and the maximum possible number of Aggregate Earnout Parent Shares, and such Registration Statement shall become effective upon filing pursuant to General Instruction I.D of Form S-3. The Registration Statement and such Prospectus shall provide for the resale of Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to the Qualified Holders and requested by the Securityholder Representative. The Parent shall maintain the Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Registration Statement continuously effective and in compliance with the provisions of the Securities Act, including Item 512(a)(1) of Regulation S-K of the Securities Act, until the earlier of (i) such time as there are no longer any Registrable Securities and (ii) the one-year anniversary of the Closing Date. All Registration Expenses shall be borne by Parent. All Selling Expenses relating to Registrable Securities registered shall be borne by the Qualified Holders.

(b)     Effective at or prior to the Effective Time, the Parent will reserve (free from preemptive rights) a sufficient number of Parent Shares to provide for the issuance by Parent of all Parent Shares that may be issued as a result of the transactions contemplated by this Agreement. The Parent will take all action necessary to cause such Parent Shares to be issued at the Effective Time to be approved for listing on the New York Stock Exchange at or prior to the Filing Date and will take all action necessary to cause any additional Parent Shares to be issued after the Effective Time pursuant to this Agreement to be approved for listing on the New York Stock Exchange at or prior to their issuance.

ARTICLE VII

CONDITIONS TO THE CLOSING

7.01     Conditions to the Parent’s and the Merger Subs’ Obligations. The obligations of the Parent and the Merger Subs to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Parent and the Merger Subs in writing) of the following conditions as of the Closing Date:

(a)     (i) The Company Fundamental Representations shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 3.04(a), for de minimis inaccuracies, or to the extent changes are permitted pursuant to Section 5.01 and set forth on the Estimated Closing Statement and included in the determinations of Per Share Closing Merger Consideration and Per Share Additional Merger Consideration) at and as of the date hereof and the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties of the Company contained in Article III of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Section 3.07(b)) at and as of the date hereof and the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), other than such breaches, inaccuracies or failures that, individually or in the aggregate, would not result in a Material Adverse Effect;

(b)     The Company shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by each under this Agreement at or prior to the Closing;

(c)     The Merger shall have been duly approved and this Agreement shall have been adopted by the Requisite Stockholder Approval;

(d)     [Reserved]

(e)     No Law or order from any Governmental Entity shall have been entered, issued, promulgated or enacted which would prevent, prohibit, enjoin or restrain the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded (together, a “Prohibitive Order”), and no such Prohibitive Order shall be pending or threatened;

(f)     Following the date hereof, the Company Group shall not have suffered a Material Adverse Effect that is continuing;

(g)     The Company shall have delivered to the Parent each of the following:

(i)      a certificate of an authorized officer of the Company in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Sections 7.01(a), 7.01(b) and 7.01(f) as they relate to the Company and each Operating Subsidiary, have been satisfied;

(ii)     a certified copy of the Written Consent;

(iii)   a duly executed certificate, in form and substance as prescribed by Treasury Regulations promulgated under Code Section 1445, stating that the Company is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(iv)    a copy of each Ancillary Agreement to which the Securityholder Representative or the Company is party, duly executed on behalf of the Securityholder Representative or the Company, as applicable;

(v)     certified copies of (1) the Organizational Documents of each member of the Company Group and a certification that such Organizational Documents have not been modified in any respect and remain in full force and effect as of the Closing Date, and (2) the resolutions or consents of the board of directors of the Company authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which the Company is party and the consummation of the transactions contemplated hereby and thereby;

(vi)     resignations, effective as of the Closing and in form and substance reasonably satisfactory to the Parent, of each director and officer of the Company and each Operating Subsidiary as of the Closing set forth on Schedule 7.01(g)(vi);

(vii)    a good standing certificate (or equivalent document) for each of the Company and 3D Hubs Manufacturing, LLC from the Secretary of State or comparable authority of its jurisdiction of its organization and from the Secretary of State or comparable authority of all other jurisdictions where each such entity is qualified to do business as a foreign entity, in each case, dated within five (5) days prior to the Closing;

(viii)   a statement of good standing from Dutch legal counsel to 3D Hubs, B.V. with respect to such company, accompanied by an English notary statement to which an English version of an extract from the Dutch trade register of such company is attached, stating which company the extract concerns and the identity of such company’s directors;

(ix)    evidence, in form and substance reasonably satisfactory to the Parent, of the release of all Liens on the assets and equity of each of the Company and each Operating Subsidiary, other than Permitted Liens and Liens referenced in the payoff letters from the applicable creditors evidencing the aggregate amount of Indebtedness and an agreement that, if such aggregate amount so identified is paid in accordance with such payoff letters on the Closing Date, such Indebtedness shall be repaid in full and that all Liens shall be released;

(x)     [Reserved]

(xi)    evidence in a form satisfactory to the Parent of the approval of the Waived Benefits, if any, pursuant to Section 5.07 (or, if such approval was not obtained, evidence satisfactory to Parent that Waived Benefits shall not be provided);

(xii)   the D&O Tail Policy; and

(h)     The Escrow Agreement, executed by the parties thereto (other than the Parent and the Escrow Agent).

7.02       Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a)     (i) The Parent Fundamental Representations shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 4.09, for de minimis inaccuracies) at and as of the date hereof and the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) in all material respects at and as of the date hereof and the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date);

(b)     The Parent and the Merger Subs shall have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c)     The Stockholder Approval shall have been obtained;

(d)     [Reserved]

(e)     No Prohibitive Order shall have been issued, pending or threatened;

(f)     The Parent shall have delivered to the Company each of the following:

(i)     a certificate of an authorized officer of the Parent in his or her capacity as such, dated as of the Closing Date, stating that the preconditions specified in Sections 7.02(a) and 7.02(b) have been satisfied;

(ii)     a copy of each Ancillary Agreement to which Parent or either Merger Sub is a party, duly executed on behalf of Parent or such Merger Sub, as applicable;

(g)     The Escrow Agreement, executed by the Parent and the Escrow Agent;

(h)     The Paying Agent Agreement, executed by the parties thereto (other than the Securityholder Representative and the Company); and

(i)     Following the date of the Stockholder Approval, the Parent shall not have suffered a Parent Material Adverse Effect.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

8.01     Survival. The Parties and the Securityholders, intending to modify any applicable statute of limitations, hereby agree that the representations and warranties contained herein, and the respective parties’ indemnification obligations with respect thereto, shall survive the Closing until the eighteen (18) month anniversary of the Closing Date, except for (a) the Company Fundamental Representations and the Parent Fundamental Representations, and the respective parties’ indemnification obligations with respect thereto, which shall survive the Closing until the six (6) year anniversary of the Closing Date and (b) the SOL Representations, and the respective parties’ indemnification obligations with respect thereto, which shall survive until the later of (i) the three (3) year anniversary of the Closing Date and (ii) the expiration of the applicable statute of limitations period. All covenants and agreements contained herein that are to be performed on or prior to the Closing, and the respective parties’ indemnification obligations with respect thereto, shall survive the Closing until the eighteen (18) month anniversary of the Closing Date, and each other covenant and agreement, and the respective parties’ indemnification obligations with respect thereto, shall survive the Closing for the period contemplated by its terms or until discharged. No claim for a breach or non-fulfillment of or inaccuracy in any representation, warranty, covenant or agreement contained herein shall be asserted after the expiration date of the applicable survival period. Notwithstanding the foregoing, any claim or claims asserted in writing in good faith by notice from the applicable non-breaching Party to the breaching Party in accordance with this Article VIII prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and any such claim shall not be barred by any applicable statute of limitations and shall survive until finally resolved in accordance with this Agreement.

8.02       Indemnification Limits. Notwithstanding anything in this Agreement to the contrary:

(a)     The Buyer Indemnified Parties shall not be entitled to recover any Losses pursuant to Section 8.03(a), and no Securityholder shall be liable for indemnification for any such Losses, unless and until the aggregate amount of all such Losses suffered by the Buyer Indemnified Parties exceeds $1,400,000 (the “Deductible”), at which time the Buyer Indemnified Parties shall be entitled to recover such Losses only to the extent in excess of the Deductible; provided, that Losses attributable to breach of or inaccuracy in any of the Company Fundamental Representations, or resulting from Fraud, shall not be subject to the Deductible.

(b)     The maximum aggregate, cumulative liability of the Securityholders for any and all Losses pursuant to Section 8.03(a) shall not exceed $1,400,000 (the “Cap”); provided, that Losses attributable to breach of or inaccuracy in any of the Company Fundamental Representations, or resulting from Fraud, shall not be subject to the Cap or included in the determination of whether the Cap has been reached.

(c)     Other than in respect of claims brought on the basis of Fraud, the maximum aggregate, cumulative liability of the Securityholders, on the one hand, or the Parent, on the other hand, for any and all Losses pursuant to this Article VIII shall not exceed the Merger Consideration actually received or paid. The indemnification obligations of the Securityholders pursuant to Section 8.03 hereunder shall be (i) joint and several with respect to all amounts recovered from the Escrow Account or Special Escrow Account, as applicable, and (ii) several, and not joint, among the Indemnification Parties, in proportion to their respective Indemnification Percentage for all amounts in excess of amounts available in the Escrow Account or Special Escrow Account, as applicable; provided, that as between any Indemnification Parties that are Affiliates, such Affiliates shall be jointly and severally liable with each other for the aggregate Indemnification Percentage of such Persons; provided, further, that in no event shall the liability of any Indemnification Party for any and all indemnification claims in the aggregate under Section 8.03 and Section 8.04 exceed the amount of Merger Consideration received by such Indemnification Party (or in the case of Indemnification Parties that are Affiliates, the aggregate Merger Consideration received by such Indemnification Parties) unless such indemnification claim is being made in respect of Fraud and such Indemnification Party committed such Fraud.

(d)     No Buyer Indemnified Party shall be entitled to indemnification pursuant to Section 8.03 in respect of any Losses to the extent (but only to the extent) they are accurately included and accounted for in the calculation of the Final Merger Consideration in accordance with Sections 1.09 and 1.10.

(e)     All Losses under this Agreement shall be determined without duplication of recovery by reason of the same set of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(f)     For the avoidance of doubt, any Buyer Indemnified Party may recover for Losses under Section 8.03(a) only after the Deductible is exhausted (to the extent the Deductible applied to such Losses) and then (i) first, from the Escrow Account (to the extent unreserved funds are available), (ii) second, to the extent the unreserved funds in the Escrow Account are insufficient and such Losses are recoverable under the RWI Policy, any such Buyer Indemnified Party shall use commercially reasonable efforts to seek recovery against the RWI Policy (which shall not require any Buyer Indemnified Party to take any action other than submission and prosecution of a claim in a commercially reasonable manner in accordance with the RWI Policy and shall not require any Buyer Indemnified Party to institute any litigation against such any insuring entity), and (iii) third, solely to the extent coverage under the RWI Policy is exhausted or unavailable, from the Indemnification Parties directly in accordance with the terms of this Agreement and the Ancillary Agreements.

8.03     General Indemnification by the Securityholders. Subject to the other terms and conditions of this Article VIII, from and after the Closing, the Securityholders shall indemnify, defend and hold the Parent and its Affiliates (including the Surviving Company and each Operating Subsidiary) and each of their respective directors, officers, managers, employees, agents, other representatives and successors and assigns (the “Buyer Indemnified Parties”) harmless from and against all Losses arising out of or relating to: (a) any breach of or inaccuracy in any of the representations or warranties of the Company set forth in Article III of this Agreement or in any Ancillary Agreement (including the closing certificate to be delivered by the Company pursuant to Section 7.01(h)(i)), in each case without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained therein); (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company Group prior to the Closing, or by the Securityholder Representative after the Closing, pursuant to this Agreement or any Ancillary Agreement; (c) any Transaction Expenses not paid by at or prior to Closing, but only to the extent not accurately included and accounted for in the calculation of the Final Merger Consideration; (d) any Indebtedness not paid at or prior to Closing, but only to the extent not accurately included and accounted for in the calculation of the Final Merger Consideration; (e) the Funds Allocation; (f) any Indemnified Taxes; (g) any claim for appraisal or dissenters’ rights, including any payment in respect of Dissenting Shares in excess of the Per Share Closing Merger Consideration and Per Share Additional Merger Consideration, and (h) the matters set forth on Schedule 8.03(h).

8.04     Indemnification by Individual Securityholders. Subject to the other terms and conditions of this Article VIII, including the limitations set forth in Section 8.02, from and after the Closing, each Securityholder shall indemnify, defend and hold the Buyer Indemnified Parties harmless from and against all Losses arising out of or relating to (a) any breach of or inaccuracy in any of the representations or warranties of such Securityholder in any Ancillary Agreement, in each case without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained therein, or (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Securityholder pursuant to any Ancillary Agreement (including obligations under this Agreement joined in or incorporated by reference pursuant to a Joinder Agreement).

8.05     Indemnification by the Parent. Subject to the other terms and conditions of this Article VIII, from and after the Closing, the Parent shall indemnify and shall hold each Securityholder and each of their respective Affiliates, and, to the extent applicable, each of their respective directors, officers, managers, employees, agents, other representatives and successors and assigns (collectively, the “Seller Indemnified Parties”), harmless from and against all Losses arising out of or relating to (a) any breach of or inaccuracy in any of the representations or warranties of the Parent or the Merger Subs set forth in Article IV of this Agreement or in any Ancillary Agreement, in each case without giving effect to any qualifications as to materiality, Parent Material Adverse Effect or similar qualifications contained therein, or (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Parent or the Merger Subs pursuant to this Agreement or any Ancillary Agreement.

8.06       Procedures for Indemnification of Third Party Claims.

(a)     A party or parties entitled to indemnification hereunder (the “Indemnified Party”) will, with respect to a third party claim for which indemnification is sought, give the party or parties required to provide such indemnification (the “Indemnifying Party”) prompt written notice of any legal proceeding, claim or demand instituted by any third party (in each case, a “Third Party Claim”) in respect of which the Indemnified Party is entitled to indemnification hereunder; provided that the failure to provide reasonably prompt notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent (and only to the extent) that the Indemnifying Party is actually and materially prejudiced thereby. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, to the extent reasonably known and practicable at such time, and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.

(b)     The Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party desires to defend the Indemnified Party against a Third Party Claim, (i) the Indemnifying Party shall use its reasonable best efforts to defend diligently such Third Party Claim, (ii) the Indemnified Party, prior to the period in which the Indemnifying Party assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement, but with such actions not being determinative of the amount of any Losses, and (iii) the Indemnifying Party shall be deemed to have agreed that it shall indemnify the Indemnified Party for all Losses resulting from such Third Party Claim (subject to the Deductible and Cap, if applicable). The Indemnified Party shall cooperate in all reasonable respects, at the Indemnifying Party’s request, with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom. The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom.

(c)     Notwithstanding the foregoing, if (i) the Indemnifying Party does not elect to assume such defense in writing within fifteen (15) days after receipt of the notice of a Third Party Claim and acknowledge its obligation to indemnify the Indemnified Party against any Losses arising from such Third Party Claim (subject to the Deductible, if applicable), (ii) the Indemnifying Party fails to actively and diligently, with legal counsel reasonably acceptable to the Indemnified Party, conduct the defense of the action, (iii) such Third Party Claim seeks an injunction or other equitable remedies in respect of the Indemnified Party or its business, (iv) such Third Party Claim is reasonably likely to result in Liabilities that, taken with other then-existing claims under this Article VIII, would not be fully indemnified hereunder, (v) the Indemnified Party has been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Party in connection with the defense of the Third Party Claim, (vi) such Third Party Claim seeks a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, or (vii) such Third Party Claim involves a customer, vendor, licensor, participant in the Indemnified Party’s industry or any other material business relation of the Indemnified Party or any of its Affiliates (which, in the case of Parent, shall include the Surviving Company and each Operating Subsidiary after the Closing), then the Indemnified Party shall have the right, but not the obligation (upon delivering notice to such effect to the Indemnifying Party) to retain separate counsel of its choosing, defend such Third Party Claim and have the sole power to direct and control such defense, it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim.

(d)     The Parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim. The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(e)     Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnified Party has assumed the defense of a Third Party Claim, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)     For purposes of this Article VIII, if the Securityholders, collectively, comprise the Indemnified Party or Indemnifying Party, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Securityholder Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable.

8.07      Procedures for Direct Claims. If a claim for Losses (a “Claim”) is to be made by any Indemnified Party that does not involve a third party, such Indemnified Party shall give written notice to the Securityholder Representative (and, prior to the eighteen (18) month anniversary of the Closing Date, to the extent related to a claim for indemnification under Section 8.03(a), the Escrow Agent) if the Claim Notice is being given by a Buyer Indemnified Party and to the Parent if the Claim Notice is being given by a Seller Indemnified Party, in each case, promptly after such Indemnified Party becomes aware of any fact, condition or event giving rise to Losses for which indemnification may be sought; provided that the failure to provide reasonably prompt notice shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent (and only to the extent) that the Indemnifying Party is actually and materially prejudiced thereby. Such notice by the Indemnified Party shall describe the Claim in reasonable detail, to the extent reasonably known and practicable at such time, and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. If the applicable Indemnifying Party (a) notifies the Indemnified Party that they do not dispute the Claim described in such notice or (b) fails to respond within thirty (30) days following receipt of such Claim, the Losses identified in the notice will be conclusively deemed a liability of the Indemnifying Party pursuant to the provisions of this Article VIII. If the applicable Indemnifying Party notifies the Indemnified Party that it disputes its liability with respect to such Claim or the estimated amount of such Losses within thirty (30) days following receipt of such notice, the parties shall attempt in good faith to resolve such dispute; provided, that if such dispute has not been resolved within sixty (60) days following receipt of such Claim Notice, then the Indemnifying Party or the Indemnified Party may seek legal redress in accordance with Article XII.

8.08       Escrow.

(a)     On the first Business Day following the eighteen (18) month anniversary of the Closing Date, the Parent and the Securityholder Representative shall cause the Escrow Agent, in accordance with the Escrow Agreement, to release from the Escrow Account to the Paying Agent for further payment by the Paying Agent to each holder of Capital Stock or a Warrant and to the Surviving Company for further payment to each holder of Vested Options (each in accordance with their respective Pro Rata Shares), the amount (if any) by which the remaining balance of the Escrow Account exceeds the aggregate amount of all applicable Losses claimed by the Buyer Indemnified Parties on or prior to such date that are not yet resolved or that are resolved but have not yet been paid (the “Pending Escrow Claims Amount”).  Upon the settlement of the indemnification claims of the Buyer Indemnified Parties pending as of the date the funds in the Escrow Account are otherwise required to be released, if the amount of Loss pursuant to such claims as finally determined is lower than the amount of the Pending Escrow Claims Amount, the amount that is not paid to the Buyer Indemnified Parties in respect thereof shall be released to the Paying Agent and the Surviving Company for further distribution to the Securityholders (in accordance with their respective Pro Rata Shares), in accordance with the terms of the Escrow Agreement.

(b)     On the first Business Day following the date set forth on Schedule 8.08(b), the Parent and the Securityholder Representative shall cause the Escrow Agent, in accordance with the Escrow Agreement, to release from the Special Escrow Account to the Paying Agent for further payment by the Paying Agent to each holder of Capital Stock or a Warrant (each in accordance with their respective Indemnification Percentage), the number of Parent Shares equal to the amount (if any) by which the remaining balance of the Special Escrow Account exceeds the aggregate amount of all applicable Losses claimed by the Buyer Indemnified Parties on or prior to such date that are not yet resolved or that are resolved but have not yet been paid (the “Pending Special Escrow Claims Amount”).  Upon the settlement of the indemnification claims of the Buyer Indemnified Parties pending as of the date the funds in the Special Escrow Account are otherwise required to be released, if the amount of Loss pursuant to such claims as finally determined is lower than the amount of the Pending Special Escrow Claims Amount, the number of Parent Shares equal to the amount that is not paid to the Buyer Indemnified Parties in respect thereof shall be released to the Paying Agent and the Surviving Company for further distribution to the Securityholders (in accordance with their respective Pro Rata Shares), in accordance with the terms of the Escrow Agreement.

8.09       Mitigation; Insurance Matters.

(a)     Each Party acknowledges its duty under Law to mitigate Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

(b)     Payments by an Indemnifying Party pursuant to this Article VIII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds (including the RWI Policy and excluding those related to self-insurance or captive insurance) and any indemnity, contribution or other similar payment, in each case actually received by the Indemnified Party in respect of any such claim (after deducting all attorneys’ fees, expenses and other costs of recovery (including any deductible amount) and any resultant increase in insurance premiums/retro-premiums of the Indemnified Party). If any Indemnified Party receives any amounts under insurance coverage (including the RWI Policy and excluding self-insurance or captive insurance) or from any Person with respect to Losses sustained at any time subsequent to any payment for those Losses by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party (to an account designated by such Indemnifying Party) for any payment made up to such net amount received with respect to such Losses.

(c)     The Parent hereby waives any subrogation rights that its applicable insurer may have against the Securityholders under the RWI Policy with respect to any Losses, other than any subrogation rights arising in the event of Losses resulting from Fraud.

8.10       Adjustments to Merger Consideration. All indemnification payments paid pursuant to this Article VIII shall be adjustments to the Merger Consideration, except as otherwise required by Law.

8.11       Claims Unaffected by Knowledge. The right of an Indemnified Party to indemnification or to assert or recover on any Claim or Third Party Claim shall not be affected by any knowledge, investigation conducted with respect to, or any information received or acquired (or capable of being received or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with any of the representations, warranties, covenants or agreements set forth in this Agreement or any Ancillary Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

8.12       Exclusive Remedy. Subject to Section 12.17, the parties acknowledge and agree that from and after the Closing their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to Section 1.10, Section 10.03 and the indemnification provisions set forth in this Article VIII; provided, that this Section 8.12 shall not apply to Section 10.01, which shall be enforceable by the Securityholder Representative in its entirety against the Securityholders; provided, further, that nothing in this Section 8.12 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 12.17 or to seek and obtain any remedy on account of Fraud.

ARTICLE IX

TERMINATION

9.01       Termination. This Agreement may be terminated at any time prior to the Closing:

(a)     by the mutual written consent of the Parent and the Company at any time prior to the Closing Date;

(b)     by the Parent, if any of the representations or warranties of the Company set forth in Article III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to the Closing set forth in either Section 7.01(a) or Section 7.01(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not capable of being cured and actually cured within ten (10) Business Days after written notice thereof is delivered to the Company; provided that neither the Parent nor either Merger Sub is then in breach of this Agreement so as to cause the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) to not be satisfied as of the Outside Date (and such conditions have not been waived by the Company);

(c)     by the Company, if any of the representations or warranties of the Parent or the Merger Subs set forth in Article IV shall not be true and correct, or if the Parent or either Merger Sub has failed to perform any covenant or agreement on the part of the Parent or either Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not capable of being cured and actually cured within ten (10) Business Days after written notice thereof is delivered to the Parent; provided that the Company is not then in breach of this Agreement so as to cause the conditions to the Closing set forth in Section 7.01(a) or Section 7.01(b) to not be satisfied as of the Outside Date;

(d)     by the Company or the Parent, if the transactions contemplated by this Agreement shall not have been consummated on or prior to February 17, 2021 (such date, the “Outside Date”) and the Party seeking such termination shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date;

(e)     by the Parent, if the Written Consent is not delivered within twenty-four (24) hours following the execution of this Agreement, or if the Written Consent is revoked, amended or otherwise modified; or

(f)     by written notice from the Parent to the Company or from the Company to the Parent, as the case may be, if any Prohibitive Order that permanently makes consummation of the transactions contemplated hereby illegal or otherwise prohibited shall be in effect and shall have become final and non-appealable and shall not have been vacated, withdrawn or overturned; provided that the right to terminate this Agreement pursuant to this Section 9.01(g) shall not be available to any Party whose breach of any provision of this Agreement has caused or resulted in the occurrence of such Prohibitive Order, or who has initiated or taken any action in support of such Prohibitive Order.

9.02      Effect of Termination. In the event this Agreement is terminated by either the Parent or the Company as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than this Section 9.02, Section 10.01, Section 10.04 and Article XI and Article XII hereof which shall survive the termination of this Agreement (other than the provisions of Section 12.17, which shall terminate)), and there shall be no liability on the part of any of the Parent, the Merger Subs, the Company, the Securityholder Representative or the Securityholders to one another; provided, that nothing herein shall relieve a Party from Liability (or limit such Liability) for any Fraud by such Party.

ARTICLE X

ADDITIONAL AGREEMENTS

10.01     Securityholder Representative.

(a)     Appointment. In addition to the other rights and authority granted to the Securityholder Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Capital Stock, voting in favor of the adoption of this Agreement, the approval of the principal terms of the Mergers, and the consummation of the Mergers or participating in the Mergers and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Mergers, all of the Securityholders collectively and irrevocably shall be deemed to have constituted and appointed, and hereby constitute and appoint the Securityholder Representative as their agent, attorney-in-fact and representative to act from and after the Closing Date for all purposes in connection with this Agreement and the agreements ancillary hereto and to do any and all things and execute any and all documents which the Securityholder Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Securityholder Representative hereunder or any agreements ancillary hereto, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) giving or agreeing to, on behalf of all or any of the Securityholders, any and all consents, waivers, amendments or modifications deemed by the Securityholder Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement or any of the instruments to be delivered to the Parent or the Merger Sub pursuant to this Agreement; (vi) (A) disputing or refraining from disputing, on behalf of each Securityholder relative to any amounts to be received by such Securityholder under this Agreement or any agreements contemplated hereby, any claim made by the Parent or the Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of the Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.

(b)     Authorization. Notwithstanding Section 10.01(a), the Securityholder Representative shall be entitled to seek such further authorization from the Securityholders prior to acting on their behalf in accordance with that certain Engagement Letter entered into by and among the Securityholder Representative, the Company and certain of the Securityholders. The appointment of the Securityholder Representative is coupled with an interest and shall be irrevocable by any Securityholder in any manner or for any reason. This authority granted to the Securityholder Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Shareholder Representative Services LLC hereby accepts its appointment as the initial Securityholder Representative. The Company, the Parent, the Merger Sub and the Escrow Agent shall be entitled to rely on the actions taken by the Securityholder Representative without independent inquiry into the capacity of the Securityholder Representative to so act. The Parent, and any other Person, may conclusively and absolutely rely, without inquiry, upon any consent, approval or action of the Securityholder Representative as the consent, approval or action, as the case may be, of each Securityholder individually and all Securityholders as a group in all matters referred to herein, and each Securityholder confirms all that the Securityholder Representative shall do or cause to be done by virtue of its appointment as Securityholder Representative.

(c)     Resignation; Vacancies. The Securityholder Representative may resign from its position as Securityholder Representative at any time by written notice delivered to the Parent and the Securityholders. If there is a vacancy at any time in the position of the Securityholder Representative for any reason, such vacancy shall be filled within thirty (30) days by the majority vote in accordance with each Securityholder’s Pro Rata Share.

(d)     No Liability. All acts of the Securityholder Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Securityholders and not of the Securityholder Representative individually. The Securityholder Representative will incur no liability of any kind to the Securityholders with respect to any action or omission by the Securityholder Representative in connection with the Securityholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Securityholder Representative’s gross negligence or willful misconduct. The Securityholder Representative shall not be liable to the Securityholders for any action or omission pursuant to the advice of counsel.

(e)     Indemnification; Expenses. The Securityholder Representative may use the Representative Amount to pay any fees, costs, expenses or other obligations incurred by the Securityholder Representative acting in its capacity as such. Without limiting the foregoing, the Securityholders will, severally and not jointly in accordance with the Securityholders’ Pro Rata Shares, indemnify, defend and hold harmless the Securityholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Securityholder Representative by the Securityholders, any such Representative Losses may be recovered by the Securityholder Representative from (i) the funds in the Representative Amount and (ii) any other funds that become payable to the Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Securityholders; provided, that while this section allows the Securityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement.

10.02     Disclosure Schedules. All Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. The Disclosure Schedules have been arranged in separately numbered sections corresponding to the sections of this Agreement. Any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to that particular section or subsection and every other section and subsection in this Agreement to the extent the relevance of such disclosure to such other section or subsection is reasonably apparent on its face (without the need to examine any referenced documents), notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed by any third party as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

10.03     Certain Tax Matters.

(a)     The Securityholder Representative shall, at the Securityholder Representative’s expense (solely on behalf of the Securityholders), prepare or cause to be prepared all Tax Returns for all members of the Company Group for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice of the Company Group, to the extent such past practice complies with applicable Law. The Parent will (and will cause the Surviving Company to) cooperate with the Securityholder Representative to enable the Securityholder Representative to utilize the Surviving Company’s existing tax return preparation firm(s) (the “Accounting Firm”). Such cooperation may include providing access to books and records and accounting staff, and delegating authority to the Securityholder Representative under the Accounting Firm’s engagement agreement sufficient for the Accounting Firm to take direction from the Securityholder Representative, or otherwise ensuring that the Securityholder Representative will have access to (and the ability to direct, even if indirectly through the Surviving Company) the Accounting Firm. For the avoidance of doubt, the Parent or the Surviving Company will be responsible for filing the tax returns. No later than thirty (30) days prior to the due date (including extensions) for filing such Tax Returns, the Securityholder Representative shall deliver the Tax Returns described in this Section 10.03(a) to the Parent for its review and comment. The Securityholder Representative shall make all such changes as are reasonably requested by the Parent, and shall deliver the Tax Returns, completed as approved by the Parent and duly executed by an authorized Person, to the Parent no later than ten (10) days prior to the due date (including extensions) for filing such Tax Returns. The Parent or its Affiliate shall file or cause to be filed all such Tax Returns on or prior to the due date (including extensions) for filing such Tax Returns, and shall timely pay all Taxes due as reflected on such Tax Returns. The amount of any Taxes due as reflected on such Tax Returns, to the extent such Taxes are not specifically reflected on a full dollar basis in the calculation of Estimated Taxes Payable, shall be Indemnified Taxes.

(b)     The Parent shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company Entities for any taxable periods which include (but do not end on) the Closing Date (“Straddle Period” and such Tax Returns, the “Straddle Returns”). All Straddle Returns shall be prepared in a manner consistent with past practices of the Company and Company Group, to the extent such past practice complies with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing the Straddle Returns, the Parent shall deliver the Straddle Returns to the Securityholder Representative for review and comment (unless such Straddle Returns are due within thirty (30) days of Closing, in which case they will be delivered within a reasonable period of time). The Parent shall make all changes with respect to Straddle Returns as are reasonably requested by Securityholder Representative. The Parent shall file or cause to be filed the Straddle Returns on or prior to the due date (including extensions) for filing such Straddle Returns, and shall timely pay all Taxes due as reflected on such Straddle Returns. The Taxes due as reflected on such Straddle Returns shall be Indemnified Taxes to the extent that such Taxes are (i) apportioned to the portion of the Straddle Period ending on the Closing Date and (ii) not specifically reflected on a full dollar basis in the calculation of Estimated Taxes Payable. In the case of any Straddle Period, (A) real and personal ad valorem Taxes, sales Taxes, employment Taxes and other similar Taxes that, in each case, are not measured by or based on income or gross receipts shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a daily pro-rata basis, and (B) all other Taxes shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a closing of the books basis.

(c)     In the event of a Tax contest, audit, or other proceeding relating to a taxable period ending on or before the Closing Date (each a “Pre-Closing Tax Contest”), or a Straddle Period (each a “Straddle Period Tax Contest”) the following provisions shall control, notwithstanding any provisions to the contrary in Article VIII:

(i)     No more than fifteen (15) days after the Parent or a member of the Company Group receives written notice of a Pre-Closing Tax Contest or a Straddle Period Tax Contest, the Parent will notify or cause the applicable member of the Company Group to notify the Securityholder Representative in writing of such Pre-Closing Tax Contest or Straddle Period Tax Contest.

(ii)     The Securityholder Representative shall control the defense of any Pre-Closing Tax Contest, at Securityholder Representative’s expense (solely on behalf of the Securityholders), provided that the Parent shall have the right to participate, at Parent’s own expense, in any Pre-Closing Tax Contest, and provided further that Securityholder Representative shall not settle or compromise any such Pre-Closing Tax Contest without the Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If the Securityholder Representative fails to defend a Pre-Closing Tax Contest in a commercially reasonable manner, then the Parent shall have the right to control the defense of such Pre-Closing Tax Contest at the Securityholder Representative’s expense (solely on behalf of the Securityholders), in which event the Securityholder Representative agrees to fully cooperate with Parent.

(iii)     The Parent shall have the right to control the defense of a Straddle Period Tax Contest, provided that the Securityholder Representative shall have the right to participate, at the Securityholder Representative’s expense (solely on behalf of the Securityholders), in any Straddle Period Tax Contest, and provided further that the Parent shall not settle or compromise any such Straddle Period Tax Contest without the Securityholder Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

(d)     The Parent, the Company and the Securityholder Representative shall, and Parent shall cause the Company and each member of the Company Group to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 10.03 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the appropriate party signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, executing powers of attorney, retaining and (upon the other party’s request) providing records and information which are reasonably available and relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e)     The Company shall, and shall cause each member of the Company Group to, cause any Tax Sharing Agreements with respect to or involving the Company or any member of the Company Group to be terminated as of the Closing Date, so that after the Closing Date the Company and the members of the Company Group shall not be bound thereby or have any Liability thereunder.

(f)     All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement, shall be paid by the Person(s) required to do so by applicable Law when due and such Person(s) shall, at their expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(g)    Post-Closing Actions. Without the prior written consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned or delayed, the Parent and its Affiliates shall not (and the Parent and its Affiliates shall not permit the Surviving Company to) take any of the following actions with respect to any Tax period ending on or before the Closing Date if doing so would increase the amount of Taxes for which the Securityholders are liable under this Agreement: (i) file, re-file or amend any Tax Return of the Company; (ii) enter into any voluntary disclosure involving Taxes; (iii) change any method or period of accounting; (iv) enter into any closing agreement or settle any Tax claim or assessment; (v) extend or waive the limitation period applicable to any Tax claim or assessment (except in connection with an extension or wavier of Parent’s Tax Return); (vi) surrender any right to claim a refund of Taxes for any Pre-Closing Tax Period (vii) make or change any Tax election.

10.04     Confidentiality.

(a)     The Company and the Parent shall treat all nonpublic information provided or obtained in connection with this Agreement (including in connection with the access provisions hereof) and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)     Following the Effective Time, Parent shall hold, and shall use its reasonable best efforts to cause its Affiliates, and their respective officers, directors, employees and agents to hold, in strict confidence from any Person, all documents and information concerning the Securityholders furnished to it by the Securityholders or the Company or their respective officers, directors, managers, agents or Affiliates, in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing restrictions shall not apply to the Parent’s or any of its Affiliates’ (including the Company Group following the Closing) use or disclosure of documents and information concerning the Company Group;

(c)     In the performance of its duties in connection with this Agreement, the Securityholder Representative shall not, and shall cause its Affiliates, and their respective officers, directors, employees and agents not to, disclose the terms or provisions of this Agreement, the fact of this Agreement or the transactions contemplated hereby, or any nonpublic information concerning the Parent, or any of the Parent’s Affiliates, provided or obtained in connection with this Agreement, without the prior written consent of the Parent; provided, however, the Securityholder Representative shall be permitted to disclose information as required by law or to employees, advisors, agents or consultants of the Securityholder Representative and to the Securityholders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

(d)     Notwithstanding the foregoing, nothing in this Section 10.04 shall prevent a party from disclosing (i) such information and materials that such party is compelled to disclose by judicial or administrative process (including in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental Entities) or by other requirements of Law, (ii) such information and materials that is reasonably necessary to disclose in an Action brought by a party in pursuit of its rights or in the exercise of its remedies under this Agreement, the Escrow Agreement or any other Ancillary Agreement, (iii) such information and materials that can be shown to have been in the public domain through no fault of such receiving party, (iv) the terms of this Agreement and the transaction contemplated hereby to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), (v) to Stockholders and their respective financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality) as is reasonably required to obtain the Requisite Stockholder Approval, and (vi) to any Person, to the extent that the Parent has previously publicly disclosed such terms; provided, however, that a Stockholder that is an institutional or venture capital investor may disclose in communications to its investors that are bound by confidentiality obligations that information that such Stockholder is legally or contractually required to disclose pursuant to the applicable partnership agreement(s) or as necessary in the good faith exercise of such Stockholder’s fiduciary duties, or in the case of prospective investors, such Stockholder’s status as a prior investor in the Company and its return on investment from such investment.

ARTICLE XI

DEFINITIONS

11.01     Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accounting Principles” means GAAP, as modified in accordance with Schedule 11.01(a).

“Additional Merger Consideration” means, as of any date of determination, without duplication, (a) any purchase price adjustments arising under Section 1.10 payable to the Securityholders, plus (b) the amount, if any, of the Representative Amount returned to the Securityholders pursuant to Section 1.05, plus (c) the amount, if any, released to the Securityholders from the Escrow Account or the Adjustment Reserve Account, plus (d) the amount of the Earnout Payments, if any.

“Additional Option Consideration” means, for each Vested Option, the amount (rounded down to the nearest whole cent) equal to the product of (a) the aggregate number of shares of Common Stock subject to such Vested Option multiplied by (b) the Per Share Additional Merger Consideration, if any, to which such Vested Option was entitled.

“Additional Warrant Consideration” means, for each Warrant, the amount (rounded down to the nearest whole cent) equal to the product of (a) the aggregate number of shares of Capital Stock subject to such Warrant multiplied by (b) the Per Share Additional Merger Consideration, if any, to which such Warrant was entitled.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Closing Stock Consideration” means $150,000,000.

“Aggregate Closing Parent Shares” means the amount of Parent Shares equal to quotient of (a) (i) the Aggregate Closing Stock Consideration minus (ii) the Special Escrow Amount, divided by (b) the Parent Trading Price.

“Aggregate Earnout Parent Shares” means the amount of Parent Shares equal to quotient of (a) fifty percent (50%) of the applicable Earnout Payment, divided by (b) the Parent Trading Price.

“Ancillary Agreements” means the Escrow Agreement, the Paying Agent Agreement, the Joinders, the Letters of Transmittal, the Option Cancellation Agreements and the certificates provided pursuant to Article VII.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Base Consideration” means $280,000,000.

“Beneficially Own,” “Beneficially Owned” or “Beneficial Ownership” have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Agreement the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, such that a Person shall be deemed to be the Beneficial Owner of a security if that Person has the right to acquire beneficial ownership of such security at any time.

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“Capital Stock” means the Common Stock and the Preferred Stock.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“Cash” means, with respect to the Company Group, as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby), and in accordance with the Accounting Principles and the example set forth in the Reference Statement, all cash, cash equivalents and marketable securities held by the Company Group at such time, excluding any security deposits and restricted cash.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended.

“Closing Merger Consideration” means (i) the Base Consideration, minus (ii) the amount of Estimated Indebtedness, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital Amount, plus (v) the amount of Cash, minus (vi) the amount of the Estimated Transaction Expenses, minus (vii) the amount of the Estimated Taxes Payable, minus (viii) the Escrow Amount, minus (ix) the Adjustment Reserve Amount, minus (x) the Representative Amount.

“Closing Option Cash Consideration” means, the sum of (a) the aggregate amount, in cash, of the Closing Option Consideration payable in respect of Vested Options held by Non-Qualified Holders plus (b) the aggregate amount, in cash, of the product of (i) the Closing Option Consideration payable in respect of Vested Options held by Qualified Holders multiplied by (ii) 0.55.

“Closing Option Consideration” means, for each Vested Option, the amount (rounded down to the nearest whole cent and which shall not be less than $0) by which (i) the product of (A) the aggregate number of shares of Common Stock subject to such Vested Option multiplied by (B) the Per Share Closing Merger Consideration exceeds (ii) the aggregate cash exercise price that would be paid in the event of full exercise of such Vested Option.

“Closing Option Stock Consideration” means, the value equal to (a) the aggregate amount of Closing Option Consideration payable in respect of all Vested Options minus (b) the Closing Option Cash Consideration.

“Closing Payment Amount” means the aggregate amount of cash payable at Closing hereunder to all Securityholders in respect of Vested Options, Capital Stock and Warrants.

“Closing Warrant Consideration” means, for each Warrant, the (a) amount (rounded down to the nearest whole cent and which shall not be less than $0) by which (i) the product of (A) the aggregate number of shares of Capital Stock subject to such Warrant multiplied by (B) the Per Share Closing Merger Consideration exceeds (ii) the aggregate cash exercise price that would be paid in the event of full exercise of such Warrant minus (b) the amount equal to product obtained by multiplying (i) the Per Share Special Escrow Amount by (ii) the aggregate number of shares of Capital Stock subject to such Warrant.

“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including to any successor or substitute federal Tax codes or legislation.

“Common Stock” means the shares of common stock, par value $0.0001 of the Company.

“Common Stockholder” means a holder of Common Stock.

“Company Data” means all data and information contained in the systems, databases, files or other records of the Company or any Operating Subsidiary and all other information and data compilations maintained by the Company or any Operating Subsidiary, whether or not in electronic form, including Personal Data.

“Company Employee Benefit Plan” means each plan, fund, Contract and program (formal or informal, whether written or not and whether by employment or other individual agreement or not) that the Company, any Operating Subsidiary or any other ERISA Affiliate sponsors, maintains or contributes to, or is required to contribute to, for the benefit of present or former employees, officers, directors, contractors or other service providers of the Company Group (or a dependent or beneficiary of such individuals) or for which the Company, any Operating Subsidiary has or would reasonably be expected to have any Liability, including those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness, accident or other welfare benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, commission, option, equity appreciation right, equity or equity-based, phantom stock or equity purchase benefits or (iv) fringe benefit, salary continuation, paid time off, supplemental unemployment, current or deferred compensation (other than current salary or wages paid in the form of cash), termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Sections 3.03(a), 3.03(b)(A) and 3.03(c), Section 3.04 and Section 3.21.

“Company Group” means, prior to the Effective Time, the Company and the Operating Subsidiaries, and after the Effective Time, the Surviving Company and the Operating Subsidiaries.

“Company Incentive Plan” means the Company’s 2014 Equity Incentive Plan, as amended.

“Computer Systems” means Software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and information contained therein or transmitted thereby, including any outsourced systems and processes and all associated documentation.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement dated September 11, 2020, by and between the Company and Parent.

“Consent” means any consent, authorization or Permit of, or any filing with or notification to, any Governmental Entity or any third party.

“Contract” means any binding agreement, contract, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, whether written or oral.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law where the measure is mandated by any Governmental Entity in connection with or in response to the COVID-19 Pandemic, including the CARES Act.

“COVID-19 Pandemic” means the disease that is causing the 2019 novel coronavirus outbreak (officially named “SARS-COV-2” or “COVID-19”) and which was declared a pandemic on March 11, 2020 by the World Health Organization.

“Credit Agreement” means that certain Loan Agreement dated August 13, 2020 by and among the Company, Silicon Valley Bank, Kreos Capital VI (UK) Limited, and the other parties thereto.

“Environmental Laws” means any Law applicable to the business of the Company or any Operating Subsidiary relating to (i) the protection of natural resources or the environment, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Substances, or (iii) the handling, use, presence, treatment, storage, Release or threatened Release of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each other corporation or trade or business that is treated as a single employer with a member of the Company Group as determined under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a) of ERISA.

“Escrow Agent” means Wilmington Trust, N.A. or another escrow agent reasonably acceptable to the Parent and the Securityholder Representative.

“FFCR Act” means the Families First Coronavirus Response Act.

“Final Merger Consideration” means (i) the Base Consideration, minus (ii) the amount of Indebtedness as finally determined pursuant to Section 1.09, plus (iii) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 exceeds the Target Net Working Capital Amount, minus (iv) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 is less than the Target Net Working Capital Amount, plus (v) the amount of Cash as finally determined pursuant to Section 1.09, minus (vi) the amount of the Transaction Expenses as finally determined pursuant to Section 1.09, minus (vii) Estimated Taxes Payable, minus (viii) the Escrow Amount, minus (ix) the Adjustment Reserve Amount, minus (x) the Special Escrow Amount, minus (xi) the Representative Amount.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-3” shall mean a registration statement on Form S-3 promulgated by the SEC under the Securities Act, as such form is in effect on the date hereof, or any successor or replacement form of registration statement promulgated by the SEC under the Securities Act from and after the date hereof, in any such case which similarly permits inclusion or incorporation of substantial information by reference to other documents filed by Parent with the SEC.

“Fraud” means Delaware common law fraud with respect to the making of the representations, warranties and covenants in this Agreement or any Ancillary Agreement; provided, that such fraud shall only be deemed to exist if the Person making such representations and warranties had actual knowledge (as opposed to imputed or constructive knowledge) that such representations, warranties or covenants were breached when made.

“Fully Diluted Shares” means the sum of (i) the aggregate number of shares of Capital Stock (on an as-converted-to-Common Stock basis, in the case of Preferred Stock) outstanding immediately prior to the Effective Time; plus (ii) the aggregate number of shares of Common Stock underlying all Vested Options, plus (iii) the aggregate number of shares of Capital Stock underlying all Warrants, in each case as of immediately prior to the Effective Time.

“Funds Allocation” means a spreadsheet setting forth the following information as of the Closing Date: (i) the names of all of the Securityholders and their respective addresses of record and email addresses; (ii) with respect to each Securityholder, the number and type of Capital Stock held by such Securityholder, the number of Options and number of Options that are Vested Options held by such Securityholder and the number and type of Warrants that are held by such Securityholder; (iii) the exercise price per share underlying each Option and Warrant; (iv) the amount of the Closing Payment Amount payable to each Securityholder (before any applicable Tax withholding), and, for the Qualified Holders, in the number of Parent Shares payable to each such Qualified Holder at Closing; (v) each Securityholder’s Pro Rata Share, Qualified Holder Pro Rata Share and Indemnification Percentage, as applicable; (vi) the aggregate exercise price of all Vested Options and all Warrants; (vii) whether such Securityholder is a current or former employee of the Company or any Operating Subsidiary; (viii) whether payments of Merger Consideration to Securityholders hereunder are payable by the Paying Agent or by the Surviving Company, and whether or not such payments are subject to withholding.

“GAAP” means Dutch generally accepted accounting principles consistently applied. With respect to the computations pursuant to Section 1.08 and Section 1.09, GAAP shall be as in effect as of the Reference Time.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Hazardous Substance” means any chemicals, materials, or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants,” under any Environmental Law, including petroleum or petroleum by-products, friable asbestos, lead-based paint, or polychlorinated biphenyls.

“Indebtedness” means, as of any particular time, with respect to the members of the Company Group on a consolidated basis, without duplication, the outstanding principal amounts of, accrued and unpaid interest on, and other payment (including any prepayment penalties, fees, premiums or expenses payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligation of any member of the Company Group or its subsidiaries consisting of (i) indebtedness for money borrowed or issued in substitution for or exchange of indebtedness for money borrowed; (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable (including derivative financial instruments such as foreign currency contracts and interest rate swaps and interest rate hedge agreements, letters of credit and performance or surety bonds), including the current portion of such indebtedness; (iii) all obligations of such Person under leases of any property (whether real, personal or mixed) that, in accordance with GAAP, would be required to be classified and accounted for as a capital lease or finance lease on a balance sheet and any securitizations, synthetic leases, or similar off-balance sheet facilities with respect to which a Person is liable, contingent or otherwise, as obligor, guarantor or otherwise, or with respect to which Liabilities a Person assures a creditor against loss; (iv) any liability in respect of banker’s acceptances or unreimbursed letters of credit or similar facilities (excluding, for avoidance of doubt, any outstanding but undrawn letters of credit incurred in the Ordinary Course of Business); (v) all unpaid royalties; (v) any Liability commonly considered to be indebtedness under GAAP (including any portion thereof required under GAAP to be recorded as short-term indebtedness); (vi) indebtedness for deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise (including any earnouts, holdbacks, and similar items but excluding any trade payables and accrued operating expenses arising in the Ordinary Course of Business); (vii) any accrued Liability or obligation relating to the acquisition activity of such Person; (viii) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA; (ix) any accrued Liability related to any deferred compensation or defined benefit contribution plans; (x) deferred revenue and deferred rent; (xi) any Liability owed to any equityholder or Affiliate of such Person; (xii) negative balances in bank accounts and overdrafts; (xiii) all obligations of the type referred to in subsections (i) through (xii) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (xiii) any declared but unpaid dividend or distribution; and (xiv) all obligations secured by any Lien, other than a Permitted Lien, on any property or asset of such Person (whether or not such obligation is assumed by such Person. For the avoidance of doubt, “Indebtedness” does not include (A) any Taxes Payable, or (B) any amounts that are included in Net Working Capital or Transaction Expenses. For purposes of Article I of this Agreement, Indebtedness shall mean Indebtedness, as defined above, outstanding as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby.

“Indemnification Parties” means the Securityholders set forth on Schedule I.

“Indemnification Percentage” means, with respect to each Indemnification Party, the quotient (expressed as a percentage) obtained by dividing (a) the sum of (i) the number of shares of Capital Stock (on an as-converted to Common Stock basis, in the case of Preferred Stock) held by such Indemnification Party immediately prior to the Effective Time, plus (ii) the number of shares of Capital Stock (on an as-converted to Common Stock basis, in the case of Preferred Stock) underlying any Warrants held by such Indemnification Party as of immediately prior to the Effective Time, by (b) the sum of all Capital Stock (on an as-converted to Common Stock basis, in the case of Preferred Stock) and all shares of Capital Stock (on an as-converted to Common Stock basis, in the case of Preferred Stock) underlying any Warrants, in the aggregate, held by the Indemnification Parties as of immediately prior to the Effective Time.

“Indemnification Shares” means the aggregate number of fully diluted shares held by each Person who is an Indemnification Party.

“Indemnified Taxes” means any Taxes (or the non-payment thereof) of, or attributable to, (i) members of the Company Group for all Taxable periods or portions thereof ending on or prior to the Closing Date, other than Taxes specifically reflected at their full dollar value in the calculation of Estimated Taxes Payable, and (ii) any Person (other than the members of the Company Group) for which the Company Group may be liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar Laws), as a transferee or successor, by Contract or otherwise.

“Intellectual Property” means all of the following: (i)  patents and patent applications, including continuations, divisional, continuations-in-part, renewals and reissues, inventions and improvements thereto, utility models, industrial design rights, patentable inventions, and improvements whether or not patentable, (ii) trademarks, service marks, trade dress, logos, domain names, and all other indicia of source or origin, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered), works of authorship, moral rights, rights in databases and data collections, and registrations and applications for registration thereof, and copyrightable subject matter, including rights in Software, and (iv) trade secrets and all other rights in or to confidential business or technical information including or related to inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, and other data, (v) uniform resource locators and social media account names or identifiers, and (vi) any similar, corresponding or equivalent rights to any of the foregoing (i) through (v), whether protected, created or arising by operation of Law.

“knowledge of the Company” and “the Company’s knowledge” mean the actual knowledge of Bram de Zwart, Brian Garret, Filemon Schoffer, Marnix Berghs, Robert Schouwenburg and Alex Cappy, and such knowledge as would have been obtained following the exercise of reasonable inquiry by such Persons.

“Law” means any federal, state, local or foreign law, statute, code or ordinance, common law or any rule, regulation, guidelines, standard, arbitration award, agency requirement, authoritative mandate, Order or Permit of any Governmental Entity.

“Liabilities” means all indebtedness, obligations, commitments, duties and other liabilities of a Person of any kind and description, whether accrued or unaccrued, liquidated or unliquidated, absolute or contingent, asserted or unasserted, monetary or non-monetary, known or unknown, matured or unmatured or of any other nature.

“Liens” means liens, security interests, charges, claims, leases, covenants, easements, pledges, options, rights of others, mortgages, deeds of trust, hypothecations, conditional sale or restrictions, or encumbrances, whether imposed by Contract, understanding or Law.

“Losses” means, collectively, any and all claims, Liabilities, obligations, costs, damages, demands, Actions (including third party claims), charges, judgments, interest, sanctions, fines, penalties, settlements, losses and expenses (including reasonable attorneys’ and accountants’ fees and costs of investigation) of any nature, but excluding punitive damages (other than punitive damages paid or payable in connection with a third party claim).

“made available” means, with respect to any document or item, such document or item was included at least twenty-four (24) hours prior to the date of execution of this Agreement in the Intralinks electronic data site maintained on behalf of the Company to which the Parent and its advisors have access.

“Material Adverse Effect” means any fact, condition, change, effect, event or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on (a) the business, assets, properties, liabilities, condition (financial or otherwise), or results of operations of the Company Group, taken as a whole, or (b) the ability of the Company Group to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that the following shall not be taken into account when determining whether a Material Adverse Effect has occurred: any adverse change, effect, event, occurrence, state of facts or development attributable to (i) general operating, business, regulatory or other conditions in the industry in which the Company Group operates; (ii) general economic conditions, conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof by a Governmental Entity; (iv) the failure of the Company Group to meet or achieve the results set forth in any projection or forecast but not, for the avoidance of doubt, any fact, condition, change, event, circumstance, effect or development underlying such failure; (v) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage, terrorism, military or police actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage, terrorism, military or police actions existing or underway, or any declaration of martial law; (vi) hurricanes, earthquakes, floods or other natural disasters; or (vii) any epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic), or any Law providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic and COVID-19 Measures) or any change in such Law; provided that, in the case of the foregoing clauses (i) through (vi), such matters shall be taken into account to the extent that any such matters disproportionately impact the Company Group, taken as a whole, relative to other businesses in the industries in which the Company Group operates or participates.

“Merger Consideration” means, collectively, the Capital Stock Consideration, the Option Consideration and Warrant Consideration.

“Net Working Capital” means (i) the sum of the amounts shown in the line items from the Company Group’s consolidated balance sheets under “Current Assets,” excluding Cash and Tax assets, less (ii) the sum of the amounts shown in the line items from the Company Group’s consolidated balance sheets under “Current Liabilities,” excluding Indebtedness, Transaction Expenses and Tax Liabilities (other than Liabilities with respect to sales Taxes, VAT Taxes or ordinary course accrued payroll taxes payable), in each case determined as of the Reference Time and in accordance with the Accounting Principles and the example set forth in the Reference Statement.

“Non-Qualified Holder” means any Stockholder or holder of Vested Options that is not a Qualified Holder.

“Operating Subsidiary” means each of (a) 3D Hubs B.V. a Dutch Besloten Vennootschap and (b) 3D Hubs Manufacturing LLC, a Delaware limited liability company.

“Option” means an outstanding and unexercised stock option to purchase shares of Common Stock, whether or not vested prior to the Effective Time.

“Option Cancellation Agreement” means an option cancellation agreement in the form attached hereto as Exhibit G.

“Option Consideration” means the aggregate of the Closing Option Consideration, if any, plus the Additional Option Consideration.

“Ordinary Course of Business” means an action or omission by a Person only if such action or omission is consistent with the past practices and ordinary course of the normal operations of such Person.

“Parent Fundamental Representations” means the representations and warranties of the Parent set forth in Sections 4.01, 4.02, 4.06 and 4.10.

“Parent Material Adverse Effect” means any change, effect, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of the Parent or the Merger Subs to consummate the transactions contemplated hereby.

“Parent Shares” means shares of common stock of Parent, par value $0.001 per share.

“Parent Trading Price” means the volume weighted average of the closing sale prices per share of Parent Shares on the New York Stock Exchange, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the twenty (20) full consecutive trading days ending on and including the third Business Day prior to the Closing.

“Paying Agent” means a paying agent reasonably acceptable to the Parent and the Company.

“Paying Agent Percentage” means the amount, expressed as a percentage, equal to one hundred percent (100%) less the Surviving Company Percentage.

“Per Share Additional Merger Consideration” means the amount equal to the quotient obtained by dividing (i) the Additional Merger Consideration by (ii) the Fully Diluted Shares.

“Per Share Closing Merger Consideration” means the amount equal to the quotient obtained by dividing (i) (A) the Closing Merger Consideration plus (B) the product of (1) the per share exercise price of each Vested Option multiplied by (2) the number of shares of Common Stock underlying each such Vested Option immediately prior to the Effective Time (rounded down to the nearest whole cent), plus (C) the product of (1) the per share exercise price of each Warrant multiplied by (2) the number of shares of Capital Stock underlying each such Warrant immediately prior to the Effective Time (rounded down to the nearest whole cent), by (ii) the Fully Diluted Shares.

“Per Share Closing Stock Consideration” means a number of Parent Shares equal to (a) the quotient of (i) the Remaining Parent Shares divided by (ii) the Qualified Shares/Warrants minus (b) the Per Share Special Escrow Stock Deduction.

“Per Share Qualified Stockholder Closing Cash” means an amount in cash equal to the quotient of (a) the Residual Closing Cash Consideration divided by (b) the Qualified Shares/Warrants.

“Per Share Special Escrow Amount” means an amount equal to the quotient of (a) the Special Escrow Amount divided by (b) the Indemnification Shares.

“Per Share Special Escrow Stock Deduction” means an amount equal to the quotient of (a) the Per Share Special Escrow Amount, divided by (b) the Parent Trading Price.

“Per Share Warrantholder Closing Cash” means an amount in cash equal to (a) the quotient of (i) the Residual Closing Cash Consideration divided by (ii) the Qualified Shares/Warrants, minus (b) the per share exercise price of the applicable Warrant.

“Permit” means any approval, registration, certificate, license, franchise, permit or other similar authorization issued by a Governmental Entity pursuant to applicable Law.

“Permitted Liens” means (i) statutory Liens for Taxes or other governmental charges not yet due and payable; (ii) mechanics’, materialmens’, carriers’, workers’, warehousemens’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business for amounts which are not delinquent and which will be paid in the Ordinary Course of Business; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property that, singularly or in the aggregate, will not interfere with the ownership, use or operation of such real property; and (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property that, singularly or in the aggregate, will not interfere with the ownership, use or operation of such real property.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.

“Personal Data” means any information that identifies or could be reasonably linked to an identifiable natural person, including, but not limited to, a person’s name, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, customer or account number, device number, Internet protocol (IP) address, or other online identifier.

“Privacy and Information Security Requirements” means applicable industry standards concerning the privacy and security of Personal Data, including Payment Card Industry Data Security Standard (“PCI DSS”), and any applicable Law regarding the Processing of Personal Information and all regulations promulgated hereunder, including, to the extent applicable to any member of the Company Group, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, Electronic Signatures in Global and National Commerce Act and any state electronic signature Laws, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the California Consumer Privacy Act and other state privacy laws, U.S. state data breach notification Laws, state data security Laws, and state breach notification Laws, the European Union General Data Protection Regulation (EU) 2016/679 (“GDPR”) and its predecessor European Union Directive 95/46/EC, and the individual data protection Laws of European or other foreign nations.

“Pro Rata Share” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (i) the sum of (A) the number of shares of Capital Stock (on an as-converted-to-Common Stock basis, in the case of the Preferred Stock) held by such Securityholder immediately prior to the Effective Time, plus (B) the number of shares of Common Stock underlying any Vested Options held by such Securityholder as of immediately prior to the Effective Time, plus (C) the number of shares of Capital Stock underlying any Warrant held by such Securityholder as of immediately prior to the Effective Time, by (ii) the Fully Diluted Shares as of immediately prior to the Effective Time.

“Process” or “Processing” means the collection, access, use, storage, processing, distribution, transfer, import, export, protection (including security measures), disposal or disclosure regarding data (whether electronically or in any other form or medium), whether conducted internally or on behalf of another Person.

“Prospectus” means any prospectus included in, or, pursuant to the rules and regulations of the Securities Act, deemed a part of, the Registration Statement, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and by all other amendments thereto, and in each case all material incorporated by reference therein.

“Qualified Holder” means each of the Stockholders and holders of Vested Options and Warrants identified on Schedule III.

“Qualified Holder Pro Rata Share” means, with respect to each Qualified Holder, the quotient (expressed as a percentage) obtained by dividing (i) the sum of (A) the number of shares of Capital Stock (on an as-converted-to-Common Stock basis, in the case of Preferred Stock) held by such Qualified Holder immediately prior to the Effective Time, plus (B) the number of shares of Common Stock underlying any Vested Options held by such Qualified Holder as of immediately prior to the Effective Time plus (C) the number of shares of Capital Stock underlying any Warrant held by such Qualified Holder by (ii) the sum of all Capital Stock (on an as-converted-to-Common Stock basis, in the case of Preferred Stock) and all shares of Common Stock underlying any Vested Options and all shares of Capital Stock underlying any Warrants, in the aggregate, held by all Qualified Holders as of immediately prior to the Effective Time.

“Qualified Optionholder” means each of the holders of Vested Options identified on Schedule III.

“Qualified Optionholder Earnout Cash Consideration” means the amount, in cash, equal to the product of (a) (i) the Earnout Payment multiplied by (ii) (A) the number of shares of Common Stock underlying all the Vested Options held by the Qualified Optionholders as of immediately prior to the Effective Time, divided by (B) the Fully Diluted Shares multiplied by (b) 0.55.

“Qualified Optionholder Earnout Parent Shares” means the amount of Parent Shares equal to the quotient obtained by dividing (a) the product of (i) (A) the Earnout Payment multiplied by (B) the number of shares of Common Stock underlying any Vested Options held by all Qualified Optionholders as of immediately prior to the Effective Time, divided by (2) the Fully Diluted Shares multiplied by (ii) 0.45, by (b) the Parent Trading Price.

“Qualified Shares/Warrants” means the sum of (a) the aggregate number of shares of Capital Stock held by a Stockholder who is a Qualified Holder plus (b) the aggregate number of shares of Capital Stock underlying any Warrants held by a Qualified Holder.

“Qualified Stock/Warrant Holder” means each of the Stockholders and holders of Warrants identified on Schedule III.

“Reference Time” means 12:01 a.m., local Amsterdam time, on the Closing Date.

“Registrable Securities” means at any time any Parent Shares issued in connection with the transactions contemplated by this Agreement and held or Beneficially Owned by a Qualified Holder or its transferees; provided, however, that as to any Parent Shares, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (x) the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act; (y) the date on which such securities are eligible to be disposed of pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act; and (z) the date on which such securities cease to be outstanding.

“Registration Expenses” means all expenses (other than underwriting discounts and commissions) arising from or incident to the registration of Registrable Securities in compliance with this Agreement, including: (i) stock exchange, SEC, FINRA and other registration and filing fees, (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses, (iv) the fees, charges and disbursements of counsel to Parent and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by Parent (including any expenses arising from any special audits or “comfort letters” required in connection with or incident to any sale of Registrable Securities pursuant to a registration), and (v) the fees and expenses incurred in connection with the listing of the Registrable Securities on the New York Stock Exchange; provided, that in no instance shall Registration Expenses include the Selling Expenses.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment or into or out of any Leased Real Property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Remaining Parent Shares” means the number of Parent Shares equal to (a) the Total Parent Shares minus (b) the quotient obtained by dividing (i) the Closing Option Stock Consideration by (ii) the Parent Trading Price.

“Residual Closing Cash Consideration” means (a) the Closing Merger Consideration, minus (b) the Aggregate Closing Stock Consideration, minus (c) the Closing Option Cash Consideration, minus (d) the product of (i) the Per Share Closing Merger Consideration, multiplied by (ii) the aggregate shares of Capital Stock held by Stockholders who are Non-Qualified Holders as of immediately prior to the Effective Time plus (e) the aggregate exercise price of all Warrants.

“Residual Earnout Cash Consideration” means (a) 50% of the applicable Earnout Payment, minus (b) the product of (i) the applicable Earnout Payment, multiplied by (ii) the aggregate Pro Rata Shares of the Securityholders that are Non-Qualified Holders minus (c) the Qualified Optionholder Earnout Cash Consideration.

“RWI Policy” means the buy-side representations and warranties insurance policy to be issued in connection with the transactions contemplated by this Agreement.

“Securityholder” means a Common Stockholder, a holder of Preferred Stock, a holder of a Vested Option or a holder of a Warrant.

“Securityholder RWI Amount” means 50% of the premium and other customary costs (including underwriting fees, brokerage costs and surplus lines taxes) associated with the RWI Policy, which is to be conditionally bound by the Parent on or before the date hereof.

“Selling Expenses” means the underwriting fees, discounts and selling commissions applicable to all Registrable Securities registered by or on behalf of the Qualified Holders and legal expenses not included within the definition of Registration Expenses.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (ii) databases and compilations of data, whether machine readable or otherwise.

“SOL Representations” means the representations and warranties of the Company set forth in Section 3.09, Section 3.14, Section 3.19 and Section 3.20.

“Stockholder” means a Common Stockholder or a holder of Preferred Stock.

“Stockholder Approval” means the affirmative vote (or written consent) of the stockholders of the Company in accordance with the DGCL and the Organizational Documents of the Company.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.

“Surviving Company Percentage” means the amount, expressed as a percentage, equal to the quotient obtained by dividing (i) the aggregate number of shares of Common Stock underlying all Vested Options and Warrants by (ii) the Fully Diluted Shares.

“Target Net Working Capital Amount” means negative $321,310.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Tax Sharing Agreement” means, with respect to any Person, any written agreement entered into prior to the Closing binding such Person that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any other Person’s Tax Liability, other than such agreements with customers, vendors, lessors or the like entered into in the Ordinary Course of Business and the primary subject of which is not Taxes.

“Taxes Payable” means the aggregate amount of all Taxes of, or payable by, each member of the Company Group with respect to any taxable period or portion thereof ending on or prior to the Closing Date that remain unpaid as of the Closing (and all employer-side Company payroll Taxes arising as a result of the transactions contemplated by this Agreement, whether before, on or after the Closing Date, and any payroll Taxes deferred pursuant to the CARES Act, FFRA or executive order or otherwise).  Taxes Payable (i) may not be less than zero, (ii) shall exclude Tax receivables (and there shall be no netting or offsetting of refunds or credits against Taxes Payable) and (iii) shall be calculated on a jurisdiction-by-jurisdiction basis.  For purposes of any calculations of Taxes Payable, the Company shall include a schedule setting forth each type of Tax, and with respect to each the taxable period and the amount owed, substantially in the form of Exhibit E. For clarity, Taxes Payable shall not include any amounts include on a full dollar and jurisdiction by jurisdiction basis in the calculations of Indebtedness, Net Working Capital or Transaction Expenses.

“Total Parent Shares” means the quotient of (a) the Aggregate Closing Stock Consideration divided by (b) the Parent Trading Price.

“Transaction Expenses” means all fees and expenses of the Company Group or Securityholders incurred or to be incurred and not paid prior to the Effective Time including: (i) all fees and expenses payable to professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by the Company Group or Securityholders in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (ii) any stay bonuses, sales bonuses, discretionary bonuses, change in control payments, severance payments, retention payments or other compensatory payments payable to any employee of the Company or any Operating Subsidiary as a result of the consummation of the transactions contemplated hereby other than Merger Consideration payable to employees, consultants or other service providers of the Company as a result of the First Merger (and not resulting from any events that may occur following the Effective Time), (iii) the Securityholder RWI Amount, (iv) the cost of the D&O Tail Policy, (v) fifty percent (50%) of the fees of the Escrow Agent, (vi) fifty percent (50%) of the fees of the Paying Agent, and (vii) any costs or fees of the Securityholder Representative (other than the Representative Amount). For clarity, Transaction Expenses shall not include any amounts included in the calculations of Indebtedness, Net Working Capital or Taxes Payable.

“Vested Option” means each outstanding Option that both (i) has an exercise price that is less than the Per Share Closing Merger Consideration and (ii) is vested and exercisable, or will become or be treated as vested and exercisable, by virtue of the Company Incentive Plan, immediately prior to the Effective Time.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and any similar Law.

“Warrant” means any warrant to purchase Capital Stock, including (a) that certain Warrant to Purchase Stock issued August 13, 2020 to Kreos Capital (VI) UK Limited, and (b) that certain Warrant to Purchase Stock issued August 13, 2020 to Silicon Valley Bank.

“Warrant Consideration” means the aggregate of the Closing Warrant Consideration, plus the Additional Warrant Consideration plus the aggregate amount of the Special Escrow Amount attributable to all Warrants based on the aggregate Indemnification Percentage attributable to all Warrants.

11.02     Other Definitional Provisions.

(a)     Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(b)     Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section or Law regardless of how it is numbered or classified.

11.03     Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

Acquisition Transaction	5.04
Action	3.12
Adjustment Reserve Account	1.11
Adjustment Reserve Amount	1.11
Affordable Care Act	3.14(n)
Agreement	Preface
Business	Preface
Buyer Indemnified Parties	8.03
Cap	8.02(b)
Capital Stock Consideration	1.02(a)
Certificate of Merger	1.01(b)

Term	Section No.

Claim	8.07
Closing	2.01
Closing Balance Sheet	1.09
Closing Date	2.01
Closing Statement	1.09
Company	Preface
Company Group Employees	3.19(a)
Company Intellectual Property	3.11(b)
Company Licensed Intellectual Property	3.11(b)
Company Owned Intellectual Property	3.11(b)
Company Representatives	5.04
Compiled Statements	3.05(a)
Continuation Period	6.07(a)
Continuing Employees	6.07(a)
Current Representation	12.18
Deductible	8.02(a)
D&O Indemnified Party	6.03(a)
D&O Tail Policy	6.03(a)
DGCL	1.01(a)
Disclosure Schedules	10.02
Dispute Resolution Arbiter	1.09
Disputed Amount	1.13(c)
Disqualified Individual	5.07
Dissenting Share	1.12
Dissenting Stockholder	1.12
Earnout Objection Period	1.13(c)
Earnout Objection Statement	1.13(c)
Earnout Payment	1.13(a)
Earnout Period	1.13(a)
Earnout Statement	1.13(b)
Effective Time	1.01(b)
Employment Arrangement	Preface
Escrow Account	1.11
Escrow Agreement	1.11
Escrow Amount	1.11
Estimated Balance Sheet	1.08(a)
Estimated Cash	1.08(a)
Estimated Closing Statement	1.08(a)
Estimated Indebtedness	1.08(a)
Estimated Net Working Capital	1.08(a)
Estimated Taxes Payable	1.08(a)
Estimated Transaction Expenses	1.08(a)
Exchange Act	3.04(d)
Excluded Shares	1.02(b)

Term	Section No.

Existing Employment Agreements	3.19(b)
Filing Date	6.10
Financial Statements	3.05(a)
Fractional Share Cash Amount	1.02(b)
Indemnifying Party	8.06(a)
Indemnified Party	8.06(a)
Insider	3.18
Joinder Agreement	Preface
Latest Balance Sheet Date	3.05(a)
Leased Real Property	3.08(b)
Letter of Transmittal	1.04
Material Contracts	3.10(b)
Material Customers	3.27
Material Vendors	3.27
Merger	1.01(a)
Merger Subs	Preface
New Plans	6.07(b)
Objection Period	1.09
Objections Statement	1.09
Open Source Software	3.11(k)
Order	3.12
Organizational Documents	3.01(c)
Outside Date	9.01(d)
Parent	Preface
Parent Payments	5.07
Parent’s Representatives	5.02
Parties	Preface
Paying Agent Agreement	1.04
Pending Claim Amount	8.08
Pre-Closing Tax Contest	10.03(c)
Preferred Stock	3.04(a)
Privileged Communications	12.18
Prohibitive Order	7.01(e)
Real Property Leases	3.08(b)
Reference Statement	1.14
Registration Statement	6.10
Representative Amount	1.05
Representative Losses	10.01(e)
Requisite Stockholder Approval	5.06
Restrictive Covenant Agreement	Preface
Schedule	10.02
SEC	6.10
SEC Reports	4.09
Section 280G Payments	5.07

Term	Section No.

Securities Act	3.04(b)
Securityholder Representative	Preface
Seller Indemnified Parties	8.05
Series A-1 Preferred Stock	3.04(a)
Series A-2 Preferred Stock	3.04(a)
Series B Preferred Stock	3.04(a)
Series C Preferred Stock	3.04(a)
Shortfall Amount	1.10(b)
Straddle Period	10.03(b)
Straddle Period Tax Contest	10.03(c)
Straddle Returns	10.03(b)
Surviving Company	1.01(a)
Third Party Claim	8.06(a)
Unaudited Statements	3.05(a)
Waived Benefits	5.07
Written Consent	5.06

ARTICLE XII

MISCELLANEOUS

12.01    Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or, prior to the Closing, any other announcement or communication to the customers or suppliers of the Company Group (except as may be in their capacity as a Securityholder), shall be issued or made by any Party or Securityholder without the joint approval of the Parent and, prior to Closing, the Company or, after the Closing, the Securityholder Representative, unless required by Law (upon the reasonable advice of counsel) or the rules of any securities exchange, in which case the Parent and the Company or the Securityholder Representative, as applicable, shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following Closing and after the public announcement of the Mergers, the Securityholder Representative shall be permitted to publicly announce that it has been engaged to serve as the Securityholder Representative in connection with the Mergers as long as such announcement is limited to such scope and, for the avoidance of doubt, does not disclose any of the other terms of the Mergers or the other transactions contemplated herein.

12.02     Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay all of its own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants.

12.03     Notices. All notices, requests, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered to the address(es) set forth below, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (c) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. All notices, demands and other communications hereunder may be given by email, but shall not be deemed to have been duly given unless and until confirmation of delivery thereof has been obtained (and so long as the sender has not received machine-generated notice of unsuccessful transmission). Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to the Parent, First-Step Surviving Corporation, Surviving Company or the Merger Subs:

5540 Pioneer Creek Dr.

Maple Plain, MN 55359 USA

Attn: Chief Financial Officer

Email: john.way@protolabs.com

with a copy to (which shall not constitute notice):

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Attention: Mark D. Pihlstrom

Email: mark.pihlstrom@faegredrinker.com

Notices to the Securityholder Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attn: Managing Director

Email: deals@srsacquiom.com

Notices to the Company:

Danzigerkade 23A

1013AP Amsterdam

The Netherlands

Attn: Bram de Zwart

Email: bram@3dhubs.com

with a copy to (before the Closing) (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001-2157

Attn: Stephane Levy; Robert Sanchez

Email: slevy@cooley.com; rdsanchez@cooley.com

12.04    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Company, the Parent, the Merger Subs or the Securityholder Representative (on behalf of the Securityholders) without the prior written consent of the non-assigning Parties; provided that this Agreement, and all rights, interests and obligations hereunder, may be assigned, in whole or in part, without consent, by the Parent and the Merger Subs to any of their respective Affiliates, for collateral security purposes to any Persons providing financing to the Parent, the Merger Subs or the Surviving Company pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing), or to any Person that acquires a majority of the voting capital stock of Parent or all or substantially all of the assets or business of the Company Group or the Parent (on a consolidated basis) in any form of transaction. No assignment shall relieve the assigning Party of any of its obligations hereunder.

12.05     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

12.06     References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement unless context clearly indicates otherwise. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Words denoting any gender shall include all genders (including the neutral gender). Where a word is defined herein, references to the singular shall include references to the plural and vice versa. The phrase “to the extent” means “the degree by which” and not “if”. The word “or” is not exclusive.

12.07     Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

12.08     Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by the Parent, the Company (or the Surviving Company following the Closing) and the Securityholder Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder; provided, however, that, after the receipt of the Stockholder Approval, any amendment to this Agreement which would require the further approval by the stockholders of the Company in accordance with the DGCL shall be effective only to the extent such further approval by such stockholders has been obtained with respect to such amendment. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

12.09     Complete Agreement. This Agreement and the documents referred to herein (including the Disclosure Schedules and Confidentiality Agreement) and other documents executed in connection herewith or at the Closing contain the complete agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to such subject matter in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

12.10    Third Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of the Securityholders and shall be enforceable by the Securityholder Representative on behalf of the Securityholders; provided that no Securityholder shall have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions shall be taken solely by the Securityholder Representative on behalf of the Securityholders as provided in Section 10.01 hereof. In addition, and notwithstanding the foregoing, the D&O Indemnified Parties are intended third party beneficiaries of Section 6.03, which shall be enforceable by each D&O Indemnified Party and on his or her behalf by his or her successors and heirs and representatives. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

12.11     Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12     Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense. This Agreement is not binding unless and until signature pages are executed and delivered by each of the Company, the Parent, the Merger Subs and the Securityholder Representative.

12.13     Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

12.14    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

12.15     Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether at law or in equity, in contract or in tort) shall be brought and determined exclusively in the Delaware Court of Chancery of the State of Delaware; provided that, if the Delaware Court of Chancery does not have jurisdiction, any such suit, Action or proceeding shall be brought exclusively in the United States District Court for the District of Delaware or any other court of the State of Delaware, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.03 shall be deemed effective service of process on such Party.

12.16     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

12.17     Specific Performance.

(a)     Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach or threatened breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at Law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive or other equitable relief (without posting of bond or other security).

(b)     For the avoidance of doubt, in no event shall the exercise of a Party’s right to seek specific performance or other equitable relief pursuant to this Section 12.17 reduce, restrict or otherwise limit such Party’s other rights pursuant to this Agreement.

(c)     To the extent the Parent or either Merger Sub brings any Action, claim, complaint or other proceeding, in each case, before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action, claim, complaint or other proceeding is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action, claim, complaint or other proceeding.

12.18     Attorney-Client Privilege; Conflict of Interest.

(a)     All communications involving attorney-client confidences between a Securityholder, its Affiliates or the Company and Cooley LLP (“Cooley”) in the course of the negotiation, documentation and consummation of the Merger and the transactions contemplated hereby (the “Current Representation”) shall be deemed to be attorney-client confidences and communications that belong solely to the Securityholders and their Affiliates, and not that of the Surviving Company, following the Closing, and may be waived only by the Securityholder Representative (the “Privileged Communications”). Absent the consent of the Securityholder Representative, neither the Parent nor the Surviving Company shall have a right to access the Privileged Communications following the Closing and neither the Parent nor the Surviving Company shall assert that the attorney-client privilege of the Company Group related to Privileged Communications was waived due to the inadvertent transfer of attorney-client privileged material after the Closing (either because they were included in the computer server(s) of the Surviving Company or were otherwise within the records of the Surviving Company after the Closing). Notwithstanding the foregoing, in the event that a dispute arises between the Parent or the Company and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Company (including on behalf of the Company) may assert the attorney-client privilege to prevent disclosure of confidential communications by Cooley to such third party. The Parties hereto agree that, other than the Privileged Communications, as to all other pre-Closing communications between Cooley, on the one hand, and any member of the Company Group or any of their Affiliates, on the other hand, including such communications that relate to the usual and ongoing business of the Company Group, the attorney-client privilege and all other rights to any evidentiary privilege shall continue to belong to the Surviving Company or the applicable Operating Subsidiary and may be controlled by the Surviving Company and shall not pass to or be claimed by the Securityholder Representative or its Affiliates.

(b)     If the Securityholder Representative so desires, acting on behalf of the Securityholders, and without the need for any consent or waiver by the Company or the Parent, Cooley shall be permitted to represent the Securityholder Representative and/or the Securityholders after the Closing in connection with any matter related to the transactions contemplated by this Agreement, any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Securityholder Representative and/or the Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with the Parent, the Company or any of their agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims.

* * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	3D HUBS, INC.
By: /s/ Abram de Zwart
Name: Abram (Gerhard Julius) de Zwart Its: Chief Executive Officer

Parent:	Proto labs, inc.
By: /s/ Victoria M. Holt
Name: Victoria M. Holt Its: President and Chief Executive Officer

Merger Sub I:	LITHIUM MERGER SUB I, INC.
By: /s/ John A. Way
Name: John A. Way Its: Secretary and Sole Director

Merger Sub II:	LITHIUM MERGER SUB II, INC.
By: /s/ John A. Way
Name: John A. Way Its: Secretary and Sole Director

Securityholder Representative:	SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Securityholder Representative

By: /s/ Sam Riffe
Name: Sam Riffe Its: Managing Director